As filed with the Securities and Exchange Commission on June 16, 1999.
                                                Registration Nos. 333-75747

                                                                  811-7543
===========================================================================
=
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


             Pre-Effective Amendment No.   1               [X]


             Post-Effective Amendment No.                 [ ]

                                  and/or

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


            Amendment No.   32                              [ ]


                            Variable Account A
                        (Exact name of Registrant)

                      Keyport Life Insurance Company
                            (Name of Depositor)

                125 High Street, Boston Massachusetts 02110
      (Address of Depositor's Principal Executive Offices (Zip Code)

     Depositor's Telephone Number, including Area Code:  617-526-1400

                       Bernard R. Beckerlegge, Esq.
                 Senior Vice President and General Counsel
                      Keyport Life Insurance Company
               125 High Street, Boston, Massachusetts 02110
                  (Name and Address of Agent for Service)

                                 copy to:
                            Joan E. Boros, Esq.
            Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                    1025 Thomas Jefferson Street, N.W.
                           Washington, DC 20007

It is proposed that this filing will become effective:
( ) immediately upon filing pursuant to paragraph (b) of Rule 485
( ) on [date] pursuant to paragraph (b) of Rule 485
( ) 60 days after filing pursuant to paragraph (a) of Rule 485
( ) on [date] pursuant to paragraph (a) of Rule 485

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

===========================================================================
=
Exhibit Index on Page ____

                    CONTENTS OF REGISTRATION STATEMENT



                             The Facing Sheet

                             The Contents Page

                           Cross-Reference Sheet

                                  PART A

                                Prospectus

                                  PART B

                    Statement of Additional Information

                                  PART C

                               Items 24 - 32

                              The Signatures

                                 Exhibits

                            VARIABLE ACCOUNT A

                      KEYPORT LIFE INSURANCE COMPANY

                     CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-4

N-4 Item             Caption in Prospectus

 1. . . . . . . . . .Cover Page
 2. . . . . . . . . .Definitions
 3. . . . . . . . . .Summary of Certificate Features
                     Fee Table
                     Examples
                     Explanation of Fee Tables and Examples
 4. . . . . . . . . .Performance Information
 5. . . . . . . . . .Keyport and the Variable Account
                     Eligible Funds
 6. . . . . . . . . .Deductions
 7. . . . . . . . . .Allocations of Purchase Payments
                     Transfer of Variable Account Value
                     Substitution of Eligible Funds and Other Variable
                       Account Changes
                     Modification of the Certificate
                     Death Provisions for Non-Qualified Certificates
                     Death Provisions for Qualified Certificates
                     Certificate Ownership
                     Assignment
                     Partial Withdrawals and Surrender
                     Annuity Benefits
                     Suspension of Payments
                     Inquiries by Certificate Owners
 8. . . . . . . . . .Annuity Provisions
 9. . . . . . . . . .Death Provisions for Non-Qualified Certificates
                     Death Provisions for Qualified Certificates
                     Annuity Options
10. . . . . . . . . .Purchase Payments and Applications
                     Variable Account Value
                     Valuation Periods
                     Net Investment Factor
                     Sales of the Certificates
11. . . . . . . . . .Partial Withdrawals and Surrender
                     Option A: Income For a Fixed Number of Years
                     Right to Revoke
12. . . . . . . . . .Tax Status
13. . . . . . . . . .Legal Proceedings
14.  .  .  .  .  .  .  .  .  .Table of Contents - Statement  of  Additional
Information

                     Caption in Statement of Additional Information

15. . . . . . . . . .Cover Page
16. . . . . . . . . .Table of Contents
17. . . . . . . . . .Keyport Life Insurance Company
18. . . . . . . . . .Experts
19. . . . . . . . . .Not applicable
20. . . . . . . . . .Principal Underwriter
21. . . . . . . . . .Investment Performance
22. . . . . . . . . .Variable Annuity Benefits
23. . . . . . . . . .Financial Statements

                                  PART A

                        July 1, 1999 Prospectus for



                  Keyport Advisor Optima Variable Annuity







                 Including Eligible Fund Prospectuses for

                    AIM VARIABLE INSURANCE FUNDS, INC.

               ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

                     LIBERTY VARIABLE INVESTMENT TRUST

                      MITCHELL HUTCHINS SERIES TRUST

                    STEINROE VARIABLE INVESTMENT TRUST

                  TEMPLETON VARIABLE PRODUCTS SERIES FUND

                         Annuities are:
                            not insured by the FDIC;
                            not a deposit or other obligation of, or
                               guaranteed by, the depository institution;
                            subject to investment risks, including the
                               possible loss of principal amount invested.

---------------------------------------------------------------------------
                              Prospectus for

                The Keyport Advisor Optima Variable Annuity

              Group and Individual Flexible Purchase Payment
                    Deferred Variable Annuity Contracts

                                 issued by

                            Variable Account A
                                    of
                      Keyport Life Insurance Company
---------------------------------------------------------------------------

This prospectus describes the Keyport Advisor Optima variable annuity group Contracts and Certificates offered by Keyport Life Insurance Company. The prospectus also offers the Certificates in the form of Individual
Contracts, where required by certain states. All discussion of Certificates applies to the Contracts and Individual Contracts unless specified otherwise.

Under the Certificate, you may elect to have value accumulate on a variable or fixed basis. You may also elect to receive periodic annuity payments on either a variable or a fixed basis. This prospectus generally describes only the variable features of the Certificate. For a summary of the Fixed Account and its features, see Appendix A. The Certificates are designed to help you in your retirement planning. You may purchase them on a tax qualified or non-tax qualified basis. Because they are offered on a flexible payment basis, you are permitted to make multiple payments (except in Oregon where they are offered only on a single purchase payment basis).

We will allocate your purchase payments to the investment options and the Fixed Account in the proportions you choose. The Certificate currently offers twenty-four investment options, each of which is a Sub-account of Variable Account A. Currently, you may choose among the following Eligible
Funds:

AIM VARIABLE INSURANCE FUNDS, INC.: AIM V.I. Capital Appreciation Fund; AIM V.I. Growth Fund; and AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.: Global Bond Portfolio; Growth and Income Portfolio; and Technology Portfolio

LIBERTY VARIABLE INVESTMENT TRUST: Colonial High Yield Securities Fund, Variable Series; Colonial International Horizons Fund, Variable Series; Colonial Small Cap Value, Variable Series; Colonial U.S. Growth and Income Fund, Variable Series; Crabbe Huson Real Estate Investment Fund, Variable Series; Liberty All-Star Equity Fund, Variable Series; and Stein Roe Global Utilities Fund, Variable Series

MITCHELL HUTCHINS SERIES TRUST: Balanced Portfolio; Global Growth
Portfolio; Growth Portfolio; Growth and Income Portfolio; Strategic Fixed Income Portfolio; and Tactical Allocation Portfolio

STEINROE VARIABLE INVESTMENT TRUST: Stein Roe Balanced Fund, Variable Series; Stein Roe Growth Stock Fund, Variable Series; Stein Roe Money Market Fund, Variable Series; and Stein Roe Mortgage Securities Fund, Variable Series

TEMPLETON VARIABLE PRODUCTS SERIES FUND: Templeton Developing Markets Fund


You may not purchase a Certificate if either you or the Annuitant are over 90 years old before we receive your application. You may not purchase a tax-qualified Certificate if you or the Annuitant are over 75 years old before we receive your application (age 90 applies to Roth IRAs).


The purchase of a Contract or Certificate involves certain risks. Investment performance of the Eligible Funds to which you may allocate purchase payments may vary. We do not guarantee any minimum Certificate Value for amounts allocated to the Eligible Funds. Benefits provided by this Certificate, when based on the Fixed Account, may be subject to a market value adjustment, which may result in an upward or downward adjustment in withdrawal benefits, death benefits, settlement values, transfers to Eligible Funds, or periodic income payments.

The Variable Account may offer other certificates with different features, fees and charges, and other Sub-accounts which may invest in different or additional mutual funds. Separate prospectuses and statements of additional information will describe other certificates. The agent selling the Certificates has information concerning the eligibility for and the availability of the other certificates.

This prospectus contains important information about the Contracts and Certificates you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this prospectus and is incorporated by reference in this prospectus. You may obtain a free copy by writing us at 125 High Street, Boston, MA 02110, by calling (800) 437-4466, or by returning the postcard on the back cover of this prospectus. A table of contents for the SAI appears on page 48 of this prospectus.


The date of this prospectus is July 1, 1999.


The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             TABLE OF CONTENTS
                                                                    Page

Definitions                                                          3
Summary of Certificate Features                                      4
Fee Table                                                            5
Examples                                                             8
Explanation of Fee Table and Examples                                9
Performance Information                                              9
Keyport and the Variable Account                                     11
Purchase Payments and Applications                                   12
Investments of the Variable Account                                  12
  Allocations of Purchase Payments                                   12
  Eligible Funds                                                     13
  Transfer of Variable Account Value                                 16
  Limits on Transfers                                                16
  Substitution of Eligible Funds and Other Variable Account Changes  17
Deductions                                                           17
  Deductions for Certificate Maintenance Charge                      17
  Deductions for Mortality and Expense Risk Charge                   18
  Deductions for Daily Distribution Charge                           18
  Deductions for Surrender Charge                                    18
  Deductions for Optional Riders                                     19
  Deductions for Transfers of Variable Account Value                 19
  Deductions for Premium Taxes                                       19
  Deductions for Income Taxes                                        19
  Total Variable Account Expenses                                    20
  Certificate Value Deductions                                       20
Other Services                                                       20
The Certificates                                                     23
  Variable Account Value                                             23
  Valuation Periods                                                  23
  Net Investment Factor                                              24
  Modification of the Certificate                                    24
  Right to Revoke                                                    24
Death Provisions for Non-Qualified Certificates                      25
  Death of Primary Owner, Joint Owner or Annuitant                   25
  Standard Death Benefit                                             25
  Enhanced Death Benefit Rider                                       28
  Payment of Death Benefit                                           31
Death Provisions for Qualified Certificates                          31
Certificate Ownership                                                32
Assignment                                                           32
Partial Withdrawals and Surrender                                    32
Annuity Provisions                                                   33
  Annuity Benefits                                                   33
  Annuity Option and Income Date                                     33
  Annuity Options                                                    33
  Variable Annuity Payment Values                                    36
  Proof of Age, Sex, and Survival of Annuitant                       36
  Guaranteed Income Benefit Rider                                    36
Suspension of Payments                                               40
Year 2000 Matters                                                    41
Tax Status                                                           41
  Introduction                                                       41
  Taxation of Annuities in General                                   41
  Qualified Plans                                                    44
  Tax-Sheltered Annuities                                            44
  Individual Retirement Annuities                                    45
  Corporate Pension and Profit-Sharing Plans                         45
  Deferred Compensation Plans with Respect to
    Service for State and Local Governments                          45
  Annuity Purchases by Nonresident Aliens                            45
Variable Account Voting Privileges                                   45
Sales of the Certificates                                            46
Legal Proceedings                                                    47
Inquiries by Certificate Owners                                      47
Table of Contents--Statement of Additional Information               48
Appendix A--The Fixed Account (also known as the Modified
  Guaranteed Annuity Account)                                        49
Appendix B--Telephone Instructions                                   53
Appendix C--Systematic Withdrawal Program                            54

                                DEFINITIONS

Accumulation Unit: A unit of measurement which we use to calculate Variable Account Value.

Annuitant: The natural person on whose life annuity benefits are based and who will receive annuity payments starting on the Income Date.

Certificate Anniversary: Each anniversary of the Certificate Date.


Certificate Date: The date when the Certificate becomes effective that is the date when we receive your completed application and initial purchase payment.


Certificate Owner ("you"): The person(s) having the privileges of ownership defined in the Certificate.

Certificate Value: The sum of the Variable Account Value and the Fixed Account Value.

Certificate Withdrawal Value: The Certificate Value increased or decreased by a market value adjustment that applies to any Fixed Account Value less any premium taxes, certificate maintenance charge and surrender charge.

Certificate Year: Each 12-month period beginning on the Certificate Date and each Certificate Anniversary thereafter.

Company ("we", "us", "our", "Keyport"): Keyport Life Insurance Company.

Covered Person: The person(s) identified in the Certificate whose death may result in an adjustment of Certificate Value, a waiver of any surrender charges and a waiver of any market value adjustment or whose medical stay in a hospital or nursing facility may allow the Certificate Owner to be eligible for either a total or partial waiver of the surrender charge.

Designated Beneficiary: The person designated to receive any death benefits under the Certificate.

Eligible Funds: The underlying mutual funds in which the Variable Account invests.

Fixed Account: Part of our general account to which purchase payments or Certificate Values may be allocated or transferred.

Fixed Account Value: The value of all Fixed Account amounts accumulated under the Certificate prior to the Income Date.

Guarantee Period Anniversary: An anniversary of a Guarantee Period's Start
Date.

Guarantee Period Month: The first Guarantee Period Month is the monthly period which begins on the Start Date. Later Guarantee Period Months begin on the same day in the following months.

Guarantee Period Year: The 12-month period which begins on the Start Date. Guarantee Period Years thereafter begin on each Guaranteed Period
Anniversary.

In Force: The status of the Certificate before the Income Date so long as it is not totally surrendered, the Certificate Value under a Certificate does not go to zero, and there has not been a death of the Annuitant or any Certificate Owner that will cause the Certificate to end within at most five years of the date of death.

Income Date: The date on which annuity payments are to begin.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Qualified Certificate: Certificates issued under Qualified Plans.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403(b), 408(b) or 408A of the Internal Revenue Code ("Code") or a deferred compensation plan for a state and local government or another tax exempt organization under Section 457 of the Code.

Start Date: The date money is first allocated to a Guarantee Period of the Fixed Account.

Variable Account: Variable Account A which is a separate investment account of the Company into which purchase payments under the Certificates may be allocated. The Variable Account is divided into Sub-accounts which invest in shares of an Eligible Fund.

Variable Account Value: The value of all Variable Account amounts accumulated under the Certificate prior to the Income Date.

Written Request: A request written on a form satisfactory to us, signed by you and a disinterested witness, and filed at our office.

                      SUMMARY OF CERTIFICATE FEATURES

Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus and Statement of Additional Information before deciding to invest. Further, individual state requirements, which are different from the information in this prospectus, are described in supplements to this prospectus or in endorsements to the Certificate.


Purchase of the Certificate

You may (except in Oregon) make multiple purchase payments. The minimum initial payment is $5,000. For individual retirement annuities the minimum payment is $2,000. (See "Purchase Payments and Applications".)

Investment Choices

You can allocate and reallocate your investment among the Sub-accounts of the Variable Account which in turn invest in the following Eligible Funds:


AIM Variable Insurance Funds, Inc. ("AIM Insurance Funds")
  AIM V.I. Capital Appreciation Fund ("AIM Capital Appreciation")
  AIM V.I. Growth Fund ("AIM Growth")
  AIM V.I. Value Fund ("AIM Value")

Alliance Variable Products Series Fund, Inc. ("Alliance Series Fund")
  Global Bond Portfolio ("Alliance Global Bond")
  Growth and Income Portfolio ("Alliance Growth and Income")
  Technology Portfolio ("Alliance Technology")

Liberty Variable Investment Trust ("Liberty Trust")
  Colonial High Yield Securities Fund, Variable Series ("Colonial High
     Yield Securities")
  Colonial International Horizons Fund, Variable Series ("Colonial Int'l
     Horizons")
  Colonial Small Cap Value Fund, Variable Series ("Colonial Small Cap
     Value")
  Colonial U.S. Growth and Income Fund, Variable Series ("Colonial U.S.
     Growth and Income")
  Crabbe Huson Real Estate Investment Fund, Variable Series ("Crabbe
     Huson Real Estate")
  Liberty All-Star Equity Fund, Variable Series ("Liberty All-Star Equity") Stein Roe Global Utilities Fund, Variable Series ("Stein Roe Global
     Utilities")

Mitchell Hutchins Series Trust ("Mitchell Hutchins Trust")
  Balanced Portfolio ("Mitchell Hutchins Balanced")
  Global Growth Portfolio ("Mitchell Hutchins Global Growth")
  Growth Portfolio ("Mitchell Hutchins Growth")
  Growth and Income Portfolio ("Mitchell Hutchins Growth & Income") Strategic Fixed Income Portfolio ("Mitchell Hutchins Strategic Fixed
     Income")
  Tactical Allocation Portfolio ("Mitchell Hutchins Tactical Allocation")

SteinRoe Variable Investment Trust ("SteinRoe Trust")
  Stein Roe Balanced Fund, Variable Series ("Stein Roe Balanced")
  Stein Roe Growth Stock Fund, Variable Series ("Stein Roe Growth Stock") Stein Roe Money Market Fund, Variable Series ("Stein Roe Money Market") Stein Roe Mortgage Securities Fund, Variable Series ("Stein Roe Mortgage
     Securities")

Templeton Variable Products Series Fund ("Templeton Series Fund")
  Templeton Developing Markets Fund ("Templeton Developing Markets")

Fees and Charges


Please see "Fee Table", "Explanation of Fee Table and Examples" and
"Deductions".


Federal Income Taxes

You will not pay federal income taxes on the increases in the value of your Certificate. However, if you make a withdrawal in the form of a lump sum payment, annuity payment, or make a gift or assignment you will be subject to federal income taxes on the increases in value of your Certificate and may also be subject to a 10% federal penalty tax. (See "Tax Status".)

Right to Revoke


Generally, you may revoke the Certificate by returning it to us within 10 days after you receive it. For most states, we will refund your Certificate Value as of the date we receive the returned Certificate. You will bear the investment risk during the revocation period. In other states, we will return purchase payments. (See "Right to Revoke".)


                                 FEE TABLE

                  Certificate Owner Transaction Expenses

Sales Load Imposed on Purchases:                                  0%
Maximum Surrender Charge
  (as a percentage of purchase payments):                         7%

         Years from Date of Payment      Sales Charge
                    1                         7%
                    2                         6%
                    3                         5%
                    4                         4%
                    5                         3%
                    6                         2%
                    7                         1%
                    8 or later                0%

Maximum Total Certificate Owner Transaction Expenses
  (as a percentage of purchase payments):                        7%

Annual Certificate Maintenance Charge:                         $36

Transfer Charge (Maximum of $25):                              $ 0

                     Variable Account Annual Expenses
                  (as a percentage of average net assets)

Mortality and Expense Risk Charge:                               1.25%
Distribution Charge:                                              .15%
Total Variable Account Annual Expenses:                          1.40%

Charge for Optional Guaranteed Income Benefit Rider:              .35%
  (as a percentage of rider's benefit base amount)

Charge for Optional Enhanced Death Benefit Rider:                 .10%
  (as a percentage of rider's benefit base amount; if you elect both riders the charge is reduced to .05% but it will return to .10% if you later revoke the guaranteed income benefit rider)

         AIM Insurance Funds, Alliance Series Fund, Liberty Trust, Mitchell Hutchins Trust, SteinRoe Trust and Templeton Series Fund
                             Annual Expenses1
          (After any Fee Waivers and/or Expense Reimbursements)2
                  (as a percentage of average net assets)

                                                            Total Fund
                            Management  Rule 12b-1  Other   Operating
Fund                           Fees     ___Fees___ Expenses  Expenses


AIM Capital Appreciation        .62%              .05%         .67%
AIM Growth                      .64%              .08%         .72%
AIM Value                       .61%              .05%         .66%
Alliance Global Bond3            .64%(.65%)  .25%  .29%(.53%)  1.18%(1.43%)
Alliance Growth and Income3      .63%        .25%  .10%         .98%
Alliance Technology3             .81%(1.00%) .25%  .14%(.20%)  1.20%(1.45%)
Colonial High Yield Securities  .60%              .20%(1.24%)  .80%(1.84%)
Colonial Int'l Horizons3         .95%        .25%  .20%(.27%)  1.40%(1.47%)
Colonial Small Cap Value        .80%              .20%(3.32%) 1.00%(4.32%)
Colonial U.S. Growth and Income .80%              .10%         .90%
Crabbe Huson Real Estate3       1.00%        .25%  .20%(.56%)  1.45%(1.81%)
Liberty All-Star Equity         .80%              .20%(.24%)  1.00%(1.04%)
Stein Roe Global Utilities      .65%              .17%         .82%
Mitchell Hutchins Balanced3      .75%        .25%  .44%        1.44%
Mitchell Hutchins Global
   Growth3                       .75%        .25%  .32%        1.32%
Mitchell Hutchins Growth3        .75%        .25%  .30%        1.30%
Mitchell Hutchins Growth
   & Income3                     .70%        .25%  .34%        1.29%
Mitchell Hutchins Strategic
   Fixed Income3                 .75%        .25%  .49%        1.49%
Mitchell Hutchins Tactical
   Allocation3                   .50%        .25%  .44%        1.19%
Stein Roe Balanced              .45%              .20%         .65%
Stein Roe Growth Stock          .50%              .20%         .70%
Stein Roe Money Market          .35%              .27%         .62%
Stein Roe Mortgage Securities   .40%              .30%         .70%
Templeton Developing Markets3   1.25%        .25%  .41%        1.91%


The above expenses for the Eligible Funds were provided by the Funds. We have not independently verified the accuracy of the information.


1All Trust and Fund expenses are for 1998 with the exception for those of Colonial International Horizons and Crabbe Huson Real Estate, which are estimated since Colonial International Horizons and Crabbe Huson Real Estate commenced operations in June 1999. Data for Class B shares of the Alliance Series Fund, which will include 12b-1 fees, is not available. Therefore, we have included estimates for 1999 for Alliance Global Bond, Alliance Growth and Income and Alliance Technology based on the historical expenses of the Fund's Class A shares for the fiscal year ended December 31, 1998. Data for the Class I shares of Mitchell Hutchins Balanced, Mitchell Hutchins Global Growth and Mitchell Hutchins Growth, which will include 12b-1 fees, is not available. Therefore, we have included estimates for 1999 for Mitchell Hutchins Balanced, Mitchell Hutchins Global Growth and Mitchell Hutchins Growth based on the historical expenses of the Fund's Class H shares for the fiscal year ended December 31, 1998. The AIM Insurance Funds, Alliance Series Fund, Liberty Trust and SteinRoe Trust expenses reflect such Fund's or Trust's manager's agreement to reimburse expenses above certain limits (see footnote 2).

2The manager of AIM Insurance Funds may from time to time waive all or a portion of its advisory fees and/or assume certain expenses of the AIM Insurance Funds. Fee waivers or reductions, other than those contained in the AIM Insurance Funds' advisory agreement, may be modified or terminated at any time. The AIM Insurance Funds' manager did not waive advisory fees or assume expenses as of the date of this prospectus.

The manager of Alliance Series Fund has agreed to continue voluntary expense reimbursements for Alliance Global Bond, Alliance Growth and Income and Alliance Technology for the foreseeable future. Because the Funds did not have Class B shares until June 1, 1999, fees (other than 12b-1 Fees) are estimates for 1999 based on the historical expenses of the Fund's Class A shares. Each percentage shown in the parentheses is an estimate of what the expenses would be in the absence of expense reimbursement: for Alliance Global Bond - .65% for management fees, .53% for other expenses and 1.43% for total expenses; and for Alliance Technology - 1.00% for management fees, .20% for other expenses, and 1.45% for total expenses.

The manager of Liberty Trust has agreed until April 30, 2000 to reimburse all expenses, including management fees, but excluding interest, taxes, brokerage, and other expenses which are capitalized in accordance with accepted accounting procedures, and extraordinary expenses, in excess of the following percentage of average net assets of each Eligible Fund: 1.45% for Crabbe Huson Real Estate; 1.40% for Colonial Int'l Horizons; 1.00% Colonial Small Cap Value, Colonial U.S. Growth and Income, Liberty All-Star Equity, and Stein Roe Global Utilities; and .80% for Colonial High Yield Securities. The following percentages are what the expenses would be without any expense reimbursement: for Colonial High Yield Securities-- 1.24% for other expenses and 1.84% for total expenses; for Colonial Int'l Horizons--.27% for other expenses and 1.47% for total expenses; for Colonial Small Cap Value--3.32% for other expenses and 4.32% for total expenses; for Crabbe Huson Real Estate--.56% for other expenses and 1.81% for total expenses; and for Liberty All-Star Equity--.24% for other expenses and 1.04% for total expenses. The Liberty Trust manager reimbursed expenses at these levels as of the date of the prospectus.


The manager of SteinRoe Trust has agreed until April 30, 2000 to reimburse all expenses, including management fees, in excess of the following percentage of the average net assets of the following Eligible Funds: for Stein Roe Balanced--.75%; for Stein Roe Growth Stock--.80%; for Stein Roe Mortgage Securities--.70%; and for Stein Roe Money Market--.65%. The SteinRoe Trust's manager was not required to reimburse expenses as of the date of this prospectus.

3The Eligible Fund has a distribution plan or "Rule 12b-1 Plan" which is described in the Fund's prospectus.

                                 EXAMPLES

Example #1 - If you surrender your Certificate at the end of the periods shown you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.


Sub-account                         1 year   3 years   5 years   10 years
AIM Capital Appreciation             $ 95     $131      $180       $359
AIM Growth                             95      133       182        365
AIM Value                              95      131       179        357
Alliance Global Bond                  100      147       208        422
Alliance Growth & Income               98      141       197        397
Alliance Technology                   100      147       209        424
Colonial High Yield Securities         96      135       187        375
Colonial Int'l Horizons               102      153       219        448
Colonial Small Cap Value               98      141       198        400
Colonial U.S. Growth and Income        97      138       192        387
Crabbe Huson Real Estate              103      155       222        454
Liberty All-Star Equity                98      141       198        400
Stein Roe Global Utilities             96      136       188        377
Mitchell Hutchins Balanced            103      154       221        453
Mitchell Hutchins Global Growth       101      151       215        438
Mitchell Hutchins Growth              101      150       214        436
Mitchell Hutchins Growth & Income     101      150       213        435
Mitchell Hutchins Strategic Fixed
    Income                            103      156       224        458
Mitchell Hutchins Tactical
    Allocation                        100      147       208        423
Stein Roe Balanced                     95      131       178        356
Stein Roe Growth Stock                 95      132       181        362
Stein Roe Money Market                 94      130       177        352
Stein Roe Mortgage Securities          95      132       181        362
Templeton Developing Markets          107      168       246        507


Example #2 - If you annuitize or if you do not surrender your Certificate at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

Sub-account                        1 year   3 years   5 years   10 years

AIM Capital Appreciation            $21      $ 78      $144       $359
AIM Growth                           21        79       147        365
AIM Value                            21        78       144        357
Alliance Global Bond                 26        94       172        422
Alliance Growth & Income             24        88       161        397
Alliance Technology                  26        95       173        424
Colonial High Yield Securities       22        82       151        375
Colonial Int'l Horizons              28       101       184        448
Colonial Small Cap Value             24        88       162        400
Colonial U.S. Growth and Income      23        85       157        387
Crabbe Huson Real Estate             28       102       187        454
Liberty All-Star Equity              24        88       162        400
Stein Roe Global Utilities           22        83       153        377
Mitchell Hutchins Balanced           28       102       186        453
Mitchell Hutchins Global Growth      27        98       180        438
Mitchell Hutchins Growth             27        98       179        436
Mitchell Hutchins Growth & Income    27        97       178        435
Mitchell Hutchins Strategic Fixed
    Income                           29       104       189        458
Mitchell Hutchins Tactical
    Allocation                       26        94       173        423
Stein Roe Balanced                   21        77       143        356
Stein Roe Growth Stock               21        79       146        362
Stein Roe Money Market               20        76       141        352
Stein Roe Mortgage Securities        21        79       146        362
Templeton Developing Markets         33       117       211        507


                   EXPLANATION OF FEE TABLE AND EXAMPLES

The purpose of the fee table is to illustrate the expenses you may directly or indirectly bear under a Certificate. The table reflects expenses of the Variable Account (including the combined charge for both optional riders) as well as the Eligible Funds. You should read "Deductions" in this prospectus and the sections relating to expenses of the Eligible Funds in their prospectuses. The fee table and examples do not include any taxes or tax penalties you may be required to pay if you surrender your Certificate.

We deduct surrender charges only if you totally or partially surrender the Certificate. You will not incur a surrender charge in the following instances:

     o In the first Certificate Year, you may withdraw an aggregate amount up to the Certificate's earnings. Earnings equal the Certificate Value at the time of withdrawal less purchase payments not previously withdrawn.

     o  In the second and later Certificate Years you may withdraw:
         (a)  earnings, and
         (b) an amount up to (i) 10% of the Certificate Value as of the preceding Certificate Anniversary, (ii) less earnings.

The examples assume you did not make any transfers. We reserve the right to impose a transfer fee after we notify you. Currently, we do not impose any transfer fee. Premium taxes are not shown. We deduct the amount of any premium taxes (which range from 0% to 5%) from Certificate Value upon full surrender or annuitization.

We waive the certificate maintenance charge on the first Certificate Anniversary and in certain other instances.

The fee table and examples should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See "Deductions" in this prospectus, "Management" in the prospectus for AIM Insurance Funds, "Management of the Fund" in the prospectus for the Alliance Series Fund, "Trust Management Organizations" and "Expenses of the Funds" in the prospectus for Liberty Trust, "Management" in the prospectus for Mitchell Hutchins Trust, "How the Funds are Managed" in the prospectus for SteinRoe Trust, and "Portfolio Management" in the prospectus for Templeton Series Fund.

The Certificates described in this prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is provided. Our full financial statements and those for the Variable Account are in the Statement of Additional Information.

                          PERFORMANCE INFORMATION

The Variable Account may from time to time advertise certain performance information concerning its various Sub-accounts.

Performance information is not an indicator of either past or future performance of a Certificate.

The Sub-accounts may advertise total return information for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the Sub-account over a given period of time.


Average annual total return information shows the average annual compounding percentage change applied to the value of an investment in the Sub-account from the beginning of the measuring period to the end of that period. This average annual total return reflects all historical investment results, less all Sub-account and Certificate charges and deductions as required by certain regulatory rules. This would include any surrender charge that would apply if you surrendered the Certificate at the end of each period indicated. Average total return is not reduced by any premium taxes. Average total return would be less if these taxes were deducted.


In order to calculate average annual total return, we divide the change in value of a Sub-account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-account. We then annualize the resulting total rate for the period to obtain the average annual compounding percentage change during the period.


The Sub-accounts may present, along with any current required performance information, additional non-standardized total return information that is computed on a different basis:


     o First, the Sub-accounts may present total return information as described above, except for the deduction of the surrender charge. This presentation assumes that the investment in the Certificate continues beyond the period when the surrender charge applies. This is consistent with the long-term investment and retirement objectives of the Certificate. The total return percentage will be higher using this method than the standard method described above.

     o Second, the Sub-accounts may present total return information as described above, except that there are no Certificate deductions for the surrender charge, the certificate maintenance charge and premium taxes. Because these charges are not deducted, the calculation is simplified. We divide the change in a Sub-account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-account at the beginning of the period. This computation results in a 12-month change rate. For longer periods it is a total rate for the period. We annualize the total rate in order to obtain the average annual percentage change in the Accumulation Unit value for that period. The percentages would be less if these charges were included.

     o Third, certain of the Eligible Funds have been available for other variable annuity contracts prior to the beginning of the offering of the Certificates described in this prospectus. Any performance information for such periods will be based on the historical results of the Eligible Funds and applying the fees and charges to the Certificate for the specified time periods.

The Stein Roe Money Market Sub-account is a money market Sub-account that also may advertise yield and effective yield information. The yield of the Sub-account refers to the income generated by an investment in the Sub-account over a specifically identified seven-day period. We annualize this income by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period. It is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-account and a Certificate but does not include surrender charges and premium tax charges. The yield would be lower if these charges were included.

We calculate the effective yield of the Stein Roe Money Market Sub-account in a similar manner but, when annualizing the yield, we assume income earned by the Sub-account is reinvested. This compounding effect causes effective yield to be higher than yield.

We may provide to you and prospective Contract Owners advertising and other information on a variety of topics. Such topics may include the relationship between certain economic sectors and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation). Such topics may also include, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Certificates and the characteristics of and market for such alternatives.

                     KEYPORT AND THE VARIABLE ACCOUNT

We were incorporated in Rhode Island in 1957 as a stock life insurance company. Our executive and administrative offices are at 125 High Street, Boston, Massachusetts 02110. Our home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865.

We write individual life insurance and individual and group annuity contracts on a non-participating basis. We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A (Excellent) for financial strength by A.M. Best and Company, independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA for very strong financial security, Moody's rates us A2 for good financial strength and Duff & Phelps rates us AA- for very high claims paying ability. The Best's A rating is in the second highest rating category, which also includes a lower rating of A-
 . S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. Within the S&P AA category, only AA+ is higher. The Moody's "2" modifier means that we are in the middle of the A category. The Duff & Phelps "-" modifier signifies that we are at the lower end of the AA category. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders. Even though we hold the assets in the Variable Account separately from our other assets, our ratings may still be relevant to you since not all of our contractual obligations relate to payments based on those segregated assets.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that we have chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

We are indirectly owned by Liberty Financial Companies, Inc. and are ultimately controlled by Liberty Mutual Insurance Company of Boston, Massachusetts, a multi-line insurance and financial services institution.

We established the Variable Account pursuant to the provisions of Rhode Island Law on January 30, 1996. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean the Securities and Exchange Commission supervises us or the management of the Variable Account.

Obligations under the Certificates are our obligations. Although the assets of the Variable Account are our property, these assets are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business we may conduct.

                    PURCHASE PAYMENTS AND APPLICATIONS


The initial purchase payment is due on the Certificate Date. The minimum initial purchase payment is $5,000 and $2,000 for individual retirement annuities. You may make additional purchase payments. Each subsequent purchase payment must be at least $1,000 or any lesser amount we may permit, which is currently $250. For payments made under the systematic investment program, the minimum is $50. We may reject any purchase payment or any application. Purchase payments are allocated to a Certificate based on the applicable Sub-account accumulation unit value(s) next determined after we receive it.


If your application for a Certificate is complete and amounts are to be allocated to the Variable Account, we will apply your initial purchase payment to the Variable Account within two business days of receipt. If the application is incomplete, we will notify you and try to complete it within five business days. If it is not complete at the end of this period, we will inform you of the reason for the delay. The purchase payment will be returned immediately unless you specifically consent to our keeping the purchase payment until the application is complete. Once the application is complete, the purchase payment will be applied within two business days of its completion.

We will send you a written notification showing the allocation of all purchase payments and the re-allocation of values after any transfer you have requested. You must notify us immediately of any error.

We will permit others to act on your behalf in certain instances, including:

     o we will accept an application for a Certificate signed by an attorney-in-fact if we receive a copy of the power of attorney with the application.
     o we will issue a Certificate to replace an existing life insurance or annuity policy that we or an affiliated company issued even though we did not previously receive a signed application from you.

Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries may inform us of your responses to application questions by telephone or by order ticket and cause the initial purchase payment to be paid to us. If the information is complete, we will issue the Certificate. We will send you the Certificate and a letter so you may review the information and notify us of any errors. We may request you to confirm that the information is correct by signing a copy of the letter or a Certificate delivery receipt. We will send you a written notice confirming all purchases. Our liability under any Certificate relates only to amounts so confirmed.

                    INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments

We will invest the purchase payments you applied to the Variable Account in the Eligible Fund Sub-accounts you have chosen. Your selection must specify the percentage of the purchase payment that is allocated to each Sub-account or must specify the asset allocation model you select. (See "Other Services, The Programs".) The percentage for each Sub-account, if not zero, must be at least 5% and a whole number. You may change the allocation percentages without fee, penalty or other charge. You must notify us in writing of your allocation changes unless you, your attorney-in-fact, or another authorized person have given us written authorization to accept telephone allocation instructions. By allowing us to accept telephone changes, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. We will notify you of any changes in advance.

The Variable Account is segmented into Sub-accounts. Each Sub-account contains the shares of one of the Eligible Funds and such shares are purchased at net asset value. We may add or withdraw Eligible Funds and Sub-accounts as permitted by applicable law.

Eligible Funds

The Eligible Funds are the separate funds listed within the AIM Insurance Funds, Alliance Series Fund, Liberty Trust, Mitchell Hutchins Trust, SteinRoe Trust and Templeton Series Fund. Keyport and the Variable Account may enter into agreements with other mutual funds for the purpose of making such mutual funds available as Eligible Funds under certain Certificates.

We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to Sub-accounts may grow, decline, or grow less in value than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that those Eligible Funds possibly will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Sub-accounts of the Variable Account.

Some of the Eligible Funds are funding vehicles for other variable annuity contracts and variable life insurance policies offered by our separate accounts. The Eligible Funds are also available for the separate accounts of insurance companies affiliated and unaffiliated with us. The risks involved in this "mixed and shared funding" are disclosed in the Eligible Funds' prospectuses under the following captions: AIM Insurance Funds-"Purchase and Redemption of Shares"; Alliance Series Fund-"Introduction to the Fund"; Liberty Trust-"The Trust"; Mitchell Hutchins Trust-"Offering of Fund Shares"; SteinRoe Trust-"The Trust" and Templeton Series Fund-"Purchase of Shares".

AIM Advisors Inc. ("AIM") serves as the investment adviser to each of the Eligible Funds of AIM Insurance Funds.

Alliance Capital Management L.P. is the investment adviser for the Eligible Funds of Alliance Series Fund. AIGAM International Limited is sub-adviser for Alliance Global.

Liberty Advisory Services Corp. ("LASC"), our subsidiary, is the manager for Liberty Trust and its Eligible Funds. Colonial Management Associates, Inc. ("Colonial"), an affiliate, is the sub-adviser for the Eligible Funds except for Crabbe Huson Real Estate, Stein Roe Global Utilities and Liberty All-Star Equity. Crabbe Huson Group, Inc., an affiliate, is sub-adviser for Crabbe Huson Real Estate. Liberty Asset Management Company, an affiliate, is sub-adviser for Liberty All-Star Equity and the current portfolio managers are J.P. Morgan Investment Management Inc., Oppenheimer Capital, Wilke/Thompson Capital Management Inc., Westwood Management Corp. and Boston Partners Asset Management, L.P.

Mitchell Hutchins Asset Management, Inc. is the investment adviser and administrator for each of the Eligible Funds in the Mitchell Hutchins Trust. Pacific Investment Management Company is the sub-adviser for Mitchell Hutchins Strategic Fixed Income. GE Investment Management Incorporated is the sub-adviser for Mitchell Hutchins Global Growth.

Stein Roe & Farnham Incorporated ("Stein Roe"), an affiliate, is the investment adviser for each Eligible Fund of SteinRoe Trust and sub-adviser for Stein Roe Global Utilities.

Templeton Asset Management LTD. is the investment adviser for Templeton Developing Markets Fund.


We have briefly described the Eligible Funds below. You should read the current prospectuses for the Eligible Funds for more details and complete information. The prospectus is available, at no charge, from a salesperson or by writing to us or by calling (800) 437-4466.


Eligible Funds of AIM Insurance
Funds and Variable Account
Sub-accounts                            Investment Objective

AIM Capital Appreciation (AIM           Capital appreciation through
Capital Appreciation                    investments in common stocks,
Sub-account)                            with emphasis on medium-sized
                                        and smaller emerging growth
                                        companies.

AIM Growth (AIM Growth                  Growth of capital through
Sub-account)                            investments primarily in common
                                        stocks of leading U.S. companies
                                        considered by AIM to have strong
                                        earnings momentum.

AIM Value (AIM Value Sub-account)       Long-term growth of capital by
                                        investing primarily in equity
                                        securities judged by AIM to be
                                        undervalued relative to the
                                        current or projected earnings of
                                        the companies issuing the
                                        securities, or relative current
                                        market value of assets owned by the
                                        companies issuing the securities
                                        or relative to the equity markets
                                        in general. Income is a secondary
                                        objective.

Eligible Funds of Alliance Series
Fund and Variable Account
Sub-accounts                            Investment Objective

Alliance Global Bond                    A high level of return from a
(Alliance Global Bond                   combination of current income and
Sub-account)                            capital appreciation by investing
                                        in a globally diversified portfolio
                                        of high quality debt securities
                                        denominated in the U.S. Dollar and
                                        a range of foreign currencies.

Alliance Growth & Income                Balance the objectives of
(Alliance Growth & Income               reasonable current income and
Sub-account)                            reasonable opportunities for
                                        appreciation through investments
                                        primarily in dividend-paying
                                        common stocks of good quality.

Alliance Technology (Alliance           Growth of capital through
Technology Sub-account)                 investment in companies expected
                                        to benefit from advances in
                                        technology.

Eligible Funds of Liberty Trust
and Variable Account
Sub-accounts                            Investment Objective

Colonial High Yield Securities          High current income and total
(Colonial High Yield Securities         return by investing primarily
Sub-account)                            in lower rated corporate debt
                                        securities.

Colonial Int'l Horizons                 Preservation of capital purchasing
(Colonial Int'l Horizons                power and long-term growth.
Sub-account)

Colonial Small Cap Value                Long-term growth by investing in
(Colonial Small Cap Value               smaller capitalization equity
Sub-account)                            securities.

Colonial U.S. Growth and Income         Long-term growth and income
(Colonial U.S. Growth and Income        by investing primarily in large
Sub-account)                            capitalization equity securities.

Crabbe Huson Real Estate                Growth of capital and current
(Crabbe Huson Real Estate               income by investing in a
Sub-account)                            diversified portfolio consisting
                                        primarily of equity securities
                                        of real estate investment trusts
                                        (REITs) and other real estate
                                        industry companies, in mortgage
                                        backed securities and, to a lesser
                                        extent, in debt securities of
                                        such companies.

Liberty All-Star Equity                 Total investment return, comprised
(Liberty All-Star Equity Sub-account)   of long-term capital appreciation
                                        and current income, through
                                        investment primarily in a
                                        diversified portfolio of equity
                                        securities.

Stein Roe Global Utilities
(Stein Roe Global Utilities             Current income and long-term growth
Sub-account)                            of capital and income.

Eligible Funds of Mitchell Hutchins
Trust and Variable Account
Sub-accounts                            Investment Objective

Mitchell Hutchins Balanced              High total return with low
(Mitchell Hutchins Balanced             volatility.
Sub-account)

Mitchell Hutchins Global Growth         Long-term capital appreciation.
(Mitchell Hutchins Global Growth
Sub-account)

Mitchell Hutchins Growth (Mitchell      Long-term capital appreciation.
Hutchins Growth Sub-account)

Mitchell Hutchins Growth & Income       Current income and capital
(Mitchell Hutchins Growth & Income      growth.
Sub-account)

Mitchell Hutchins Strategic Fixed       Total return with low volatility.
Income (Mitchell Hutchins Strategic
Fixed Income Sub-account)

Mitchell Hutchins Tactical              Total return, consisting of
Allocation (Mitchell Hutchins           long-term capital appreciation
Tactical Allocation Sub-account)        and current income.

Eligible Funds of SteinRoe Trust
and Variable Account
Sub-accounts                            Investment Objective

Stein Roe Balanced                      High total investment return
(Stein Roe Balanced                     through investment in a changing
Sub-account)                            mix of securities.

Stein Roe Growth Stock                  Long-term growth of capital through
(Stein Roe Growth Stock                 investment primarily in common
Sub-account)                            stocks.

Stein Roe Money Market                  High current income from short-term
(Stein Roe Money Market                 money market instruments while
Sub-account)                            emphasizing preservation of capital
                                        and maintaining excellent
                                        liquidity.

Stein Roe Mortgage Securities           Highest possible level of current
(Stein Roe Mortgage Securities          income consistent with safety of
Sub-account)                            principal and maintenance of
                                        liquidity through investment
                                        primarily in mortgage-backed
                                        securities.

Eligible funds of Templeton Series
Fund & Variable Account Sub-accounts    Investment Objective

Templeton Developing Markets            Long-term capital appreciation by
(Templeton Developing Markets           investing primarily in equity
Sub-account)                            securities of issuers in countries
                                        having developing markets.

Transfer of Variable Account Value

You may transfer Variable Account Value from one Sub-account to another Sub-account and/or to the Fixed Account.

We may charge a transfer fee and limit the number of transfers that you can make in a time period. Transfer limitations may prevent you from making a transfer on the date you select. This may result in your Certificate Value being lower than it would have been if you had been able to make the transfer.

Limits on Transfers

Currently, we do not limit the number or frequency of transfers. We do not charge a transfer fee for each transfer in excess of 12 in each Certificate Year, except as follows:

     o We impose a transfer limit of one transfer every 30 days, or such other period as we may permit, for transfers on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer, and

     o We limit each transfer to a maximum of $500,000, or such greater amount as we may permit. We treat all transfer requests for a Certificate made on the same day as a single transfer. We may treat as a single transfer all transfers you request on the same day for every Certificate you own. The total combined transfer amount is subject to the $500,000 limitation. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers, and

     o We treat as a single transfer all transfers made on the same day on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer. The $500,000 limitation applies to such transfers. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers.

If we have executed a transfer with respect to your Certificate as part of a multiple transfer request, we will not execute another transfer request for your Certificate for 30 days.

By applying these limitations we intend to protect the interests of individuals who do and those who do not engage in significant transfer activity among Sub-accounts. We have determined that the actions of individuals engaging in significant transfer activity may cause an adverse affect on the performance of the Eligible Fund for the Sub-account involved. The movement of values from one Sub-account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in fund transaction costs which all Certificate Owners must indirectly bear.

We will notify you prior to charging any transfer fee or a change in the limitation on the number of transfers. The fee will not exceed $25.

You must notify us in writing of your transfer requests unless you have given us written authorization to accept telephone transfer requests from you or your attorney-in-fact. By authorizing us to accept telephone transfer instructions, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. You will be given prior notification of any changes. A person acting on your behalf as an attorney-in-fact may make written transfer requests.

If we receive your transfer requests before 4:00 P.M. Eastern Time, we will initiate them at the close of business that day. We will initiate any requests received after that time at the close of the next business day.
We will execute your request to transfer value by both redeeming and acquiring Accumulation Units on the day we initiate the transfer.

If you transfer 100% of any Sub-account's value, and the allocation formula for purchase payments on your application includes that Sub-account, the allocation formula for future purchase payments will automatically change unless you tell us otherwise.

Substitution of Eligible Funds and Other Variable Account Changes

If shares of any of the Eligible Funds are no longer available for investment by the Variable Account, or further investment in the shares of an Eligible Fund is no longer appropriate under the Certificate, we may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased or to be purchased in the future. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940.

We also reserve the right to make the following changes in relation to the Variable Account and Eligible Funds:

     o  to operate the Variable Account in any form permitted by law;

     o to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable law;

     o to transfer any assets in any Sub-account to another or to one or more separate investment accounts, or to our general account;

     o  to add, combine or remove Sub-accounts in the Variable Account; and

     o to change how we assess charges so long as we do not increase them above the current total amount charged to the Variable Account and the Eligible Funds in connection with your Certificate.

                                DEDUCTIONS

Deductions for Certificate Maintenance Charge

We charge an annual certificate maintenance charge of $36 per Certificate Year. Before the Income Date we do not guarantee the amount of the certificate maintenance charge and may change it. This charge reimburses us for our expenses incurred in maintaining your Certificate.

Before the Income Date, we will deduct the certificate maintenance charge from the Variable Account Value on each Certificate Anniversary and on the date of any total surrender not falling on the Certificate Anniversary. We will waive this charge before the Income Date if:

     o  it is the first Certificate Anniversary;

     o the Certificate Value is at least $40,000 on the date we impose this charge, or

     o in the prior Certificate Year, purchase payments of at least $2,000 have been made and you have not made any partial withdrawals.

On the Income Date, we will subtract a pro-rata portion of the charge due on the next Certificate Anniversary from the Variable Account Value. This pro-rata charge covers the period from the prior Certificate Anniversary to the Income Date.

We will deduct the certificate maintenance charge proportionally from each Sub-account based upon the value each Sub-account bears to the Variable Account Value.

Once annuity payments begin, the certificate maintenance charge is deducted only from variable annuity payments and the charge amount is guaranteed not to increase. We will subtract this charge in equal parts from each annuity payment. For example, if annuity payments are monthly, then we will deduct one-twelfth of the annual charge from each payment.

We will waive the charge on and after the Income Date for the current year if:

     o  you have selected variable annuity Option A; and

     o the present value of all of the remaining payments is at least $40,000 at the time of the first payment of the year.

Deductions for Mortality and Expense Risk Charge

Variable annuity payments fluctuate depending on the investment performance of the Sub-accounts. The payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. We guarantee the standard death benefit described in "Death Provisions". We also assume an expense risk since the certificate maintenance charge after the Income Date remains the same and does not change to reflect variations in expenses.

We deduct a mortality and expense risk charge from each Sub-account. The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily net asset value of each Sub-account. We deduct the charge both before and after the Income Date. We may deduct less than the full charge from Sub-account values attributable to Certificates issued to our employees and to other persons specified in "Sales of the Certificates".

Deductions for Daily Distribution Charge

We deduct from each Sub-account for each valuation period a daily distribution charge equal on an annual basis to 0.15% of the average daily net asset value of each Sub-account. This charge compensates us for certain sales distribution expenses relating to the Certificates. We do not deduct the distribution charge during the annuity payment period.

We do not deduct this charge from the values of Certificates issued to our employees and other persons specified in "Sales of the Certificates". We may decide not to deduct the charge from Sub-account values attributable to a Certificate issued in an internal exchange or transfer of an annuity contract from our general account.

Deductions for Surrender Charge

We do not deduct a sales charge from the Certificate when you purchase it. We may deduct such a charge if you make a withdrawal from your Certificate.

To determine whether we will deduct a surrender charge on a withdrawal, we maintain a separate set of records. These records identify the date and amount of each purchase payment you have made and the Certificate Value over time. This allows us to determine if a charge is due with respect to a withdrawal from a particular purchase payment.

You may make partial withdrawals during the Accumulation Period without incurring a surrender charge. During the first Certificate Year, you may withdraw an amount up to the Certificate's earnings. Earnings equal the Certificate Value at the time of withdrawal, less purchase payments not previously withdrawn. Beginning with the second Certificate Year, you may withdraw earnings, and up to an amount equal to 10% of the Certificate Value on the prior Certificate Anniversary, less earnings. In each Year, we will deduct a surrender charge with respect to any portion of your withdrawals in excess of these "free withdrawal amounts".

We will deduct the excess withdrawal amount in any Certificate Year from the purchase payments beginning with the oldest payment until we have deducted the full amount.

The amount of the surrender charge for each purchase payment from which an excess withdrawal is deducted will equal the amount so deducted multiplied by the applicable percentage for the number of years that have elapsed from the date of the purchase payment to the date of surrender. We measure years from the date of each purchase payment you make. The applicable percentages for each year are 7% during the first year, and decreasing by 1% each following year until the percentage is 0%. We will deduct the surrender charges from the Sub-accounts and the Fixed Account in the same manner as we deduct the amount you withdraw.


The surrender charge is used to cover the expenses of selling the Certificate, including the cost of sales literature and compensation paid to selling dealers. Selling dealers may receive up to 6.00% or 7.00% of purchase payments. (See "Sales of the Certificates".) We pay any expenses not covered by the charge from our general account, which may include monies deducted from the Variable Account for the mortality and expense risk charge.


We will waive the surrender charge in the event a Covered Person is confined in a medical facility in accordance with the provisions and conditions of an endorsement to the Certificate relating to such confinement.

The surrender charge is not applicable to Certificates issued to our employees and other persons specified in "Sales of the Certificates".

We may reduce or change any surrender charge percentage to 0% under a Certificate issued in an internal exchange or transfer of an annuity contract from our general account.

Under the "Systematic Withdrawal Program" on page 22 and under other permitted circumstances, we may allow the 10% "free withdrawal amount" to be available in the first Certificate Year.

Deductions for Optional Riders


The yearly charge for the guaranteed income benefit rider is .35%. The yearly charge for the enhanced death benefit rider is .05% if you purchase it along with the income rider. If you purchase only the enhanced death benefit rider, or purchase both and later revoke the income benefit rider, the yearly charge for the enhanced death benefit rider alone will be .10%. As long as a rider remains in effect, the applicable charge percentage is multiplied on each Certificate Anniversary by the greater of two defined benefit base amounts and the resulting dollar amount of the charge is deducted from the Certificate Value. A pro-rata portion of the charge amount is also deducted upon a total surrender unless the charge is waived, for example, because of death. (See "Enhanced Death Benefit Rider" and "Guaranteed Income Benefit Rider".)

As stated above, the enhanced death benefit rider charge is a percentage of the greater of two benefit base amounts. One of the benefits base amounts is based on the same Certificate Anniversary values used by us to calculate the standard death benefit and we charge for that benefit as part of the mortality and expense risk charge. Thus, the rider potentially charges again for the same benefit. If, however, the charge base for the rider did not include the Certificate Anniversary values, we would need to set the rider charge higher than the applicable .05% or .10%.


Deductions for Transfers of Variable Account Value


Currently, we do not charge a transfer fee. However, the Certificate allows us to charge up to $25 for each transfer in excess of 12 per year that occur outside of the optional investment related programs. We will notify you prior to the imposition of any fee.


Deductions for Premium Taxes

We deduct the amount of any premium taxes required by any state or governmental entity. Currently, we deduct premium taxes from Certificate Value upon full surrender (including a surrender for the Death Benefit) or annuitization. The actual amount of any such premium taxes will depend, among other things, on the type of Certificate you purchase (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 5.0% of either total purchase payments or Certificate Value.

Deductions for Income Taxes

We will deduct income taxes from any amount payable under the Certificate that a governmental authority requires us to withhold. See "Income Tax Withholding" and "Tax-Sheltered Annuities".

Total Variable Account Expenses

Total Variable Account expenses you will incur will be the certificate maintenance charge, the mortality and expense risk charge, the daily distribution charge, and, if applicable a tax charge factor. (See "Net Investment Factor".)

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and the deductions and expenses paid out of the assets of the Eligible Funds. The prospectus for the Eligible Fund describes these deductions and expenses.

Certificate Value Deductions

The certificate maintenance charge, surrender charge, the charge for the optional riders, transfer fee and premium taxes are each calculated independent of the other charges for purposes of determining the applicable charge amount and/or whether a charge waiver applies. Next, each charge amount is then deducted from the appropriate value under the Certificate.

The above approach can be contrasted with a processing order that calculates a particular charge first and then deducts it from the appropriate value, then calculates another charge on the new net value and deducts that charge, and so on until all charges are calculated and deducted. As a result, the amount of a particular charge could vary depending on whether it was determined first, second, third, etc. We do not use this approach.

                              OTHER SERVICES

The Programs. We offer the following optional investment-related programs under your Certificate which are only available prior to the Income Date:

     o  dollar cost averaging;

     o  asset allocation;

     o  systematic investment; and

     o  systematic withdrawal.

A rebalancing program is available before and after the Income Date.


Under each program that uses transfers, there will never by a charge for the transfers between and among Sub-accounts and the Fixed Account. Each of the programs has its own requirements, as discussed below. We reserve the right to terminate any program.


If you have submitted a telephone authorization form, you may make certain changes by telephone. For those programs involving transfers, you may change instructions by telephone with regard to which Sub-account value or Fixed Account Value may be transferred. We describe the current conditions and procedures in Appendix B.

Dollar Cost Averaging Program. Under the program, we make automatic transfers of Accumulation Units on a periodic basis out of the Stein Roe Money Market Sub-account or the One-Year Guarantee Period into one or more of the other available Sub-accounts you select. The program allows you to invest in the Sub-accounts over time rather than all at once. The program is available for purchase payments and amounts transferred into the Stein Roe Money Market Sub-account or the One-Year Guarantee Period. We reserve the right to limit the number of Sub-accounts you may choose; currently, there are no limits.

If you wish to participate in the program you must specify in writing the Stein Roe Money Market Sub-account or the One-Year Guarantee Period from which you want the transfers made. You must also tell us the monthly amount you want transferred (minimum $100) and the Sub-account(s) to which you want the transfers made. The first transfer will occur at the close of the valuation period designated by us that is within 30 days after we receive your request. Each subsequent periodic transfer will occur at the close of the same valuation period one month later. For example, if you select monthly transfers and the first transfer occurs on April 8, the second transfer will occur at the close of the valuation period that includes May 8. When the remaining value is less than the monthly transfer amount, we will transfer that remaining value and the program will end. Before this final transfer, you may extend the program by allocating additional purchase payments, or by transferring Certificate Value, to the Stein Roe Money Market Sub-account or the One-Year Guarantee Period.

You may change the monthly amount you want transferred, the Sub-account(s) to which you want transfers made, or end the program. The program will automatically end on the Income Date. We reserve the right to end the program at any time by sending you a notice one month in advance.

We must receive your written or telephone instructions by 4:00 PM Eastern Time of the business day before the next scheduled transfer in order for the new instructions to be in effect for that transfer. We establish conditions and procedures for telephone instructions for dollar cost averaging from time to time. The current conditions and procedures appear in Appendix B, and you will be notified prior to any changes.

We may from time to time offer a variation of the program described above that applies only to your initial purchase payment and that makes transfers to the Sub-account(s) you select from a One-Year Guarantee Period that is only available with dollar cost averaging. This One-Year Guarantee Period will have a higher interest rate than the regular One-Year Guarantee Period. We set the transfer time period(s) that you may select which is generally 6 or 12 months.

We calculate the monthly transfer amount by dividing the purchase payment amount allocated to the One-Year Guarantee Period by the number of months in the transfer time period. The last monthly transfer amount also includes all the interest credited to the One-Year Guarantee Period over the transfer time period. You may not change the transfer time period and/or the monthly transfer amount.


Asset Allocation Program. You may create your own asset allocation portfolio model using the variable Sub-accounts and the Guarantee Periods of the Fixed Account. Your allocation percentages must total 100% and each allocation percentage, if not zero, must be at least 5% and a whole number.

Alternatively, you may choose one of the following five asset allocation model portfolios for the Certificate that have been separately developed by Ibbotson Associates and Standard & Poor's:

     o  Model A - Capital Preservation,

     o  Model B - Income and Growth,

     o  Model C - Moderate Growth,

     o  Model D - Growth, and

     o  Model E - Aggressive Growth.

If you create your own model or choose one of the models A through E, we will allocate your initial and subsequent purchase payments among the specific Sub-accounts used in the applicable model based on the model's Sub-account percentages.

Before requesting us to apply any model to your Certificate, you should review its Sub-account allocations to determine that they correspond to your risk tolerance and time horizons. An optional questionnaire and scoring system is available for models A through E to help you determine the model you may wish to select.

For any particular model A through E, the percentage allocations of its Sub-accounts and the type of broad asset class (e.g., stocks, bonds) of each Sub-account determines the model's percentage allocations among the broad asset classes. These percentage allocations among Sub-accounts and broad asset classes under your Certificate may differ from those used in the same five models A through E offered under another certificate of ours that are described in other prospectuses.

Periodically Ibbotson Associates and Standard & Poor's will review models A through E and may determine that a reconfiguration of the Sub-accounts and percentage allocations among those Sub-accounts is appropriate. You will receive notification prior to any reconfiguration.

The Fixed Account is not available in models A through E. You may, however, allocate initial or subsequent purchase payments, or Certificate Value, between models A through E and the Fixed Account.


Rebalancing Program. Rebalancing allows you to maintain the percentage of your Certificate Value allocated to each Sub-account at a pre-set level. Over time, the variations in each Sub-account's investment results will shift the balance of your Certificate Value allocations. Under the rebalancing program, each period, if the allocations change from your desired percentages, we will automatically transfer your Certificate Value, including new purchase payments (unless you tell us otherwise), back to the percentages you specify. Rebalancing maintains your percentage allocations among Sub-accounts, although it is accomplished by reducing your Certificate Value allocated to the better performing Sub-accounts.

You may choose to have rebalancing done on a quarterly basis. We will automatically rebalance the Certificate Value of each Sub-account on the last day of the calendar quarter to match your current percentage allocations. We will not charge a transfer fee for rebalancing.

Generally, you may change your allocation percentages, choice of Sub-accounts, or terminate the program at any time by notifying us in writing. We must receive your changes 10 days before the end of the calendar quarter.

Certificate Value allocated to the Fixed Account is not included in the rebalancing program. After the Income Date, the rebalancing program applies only to variable annuity payments, and we will rebalance the number of Annuity Units in each Sub-account. Annuity Units are used to calculate the amount of each annuity payment.

If your total Certificate Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of rebalancing. We may change, terminate, limit or suspend rebalancing at any time.

Systematic Investment Program. You may make purchase payments for Non-Qualified Certificates through monthly deductions from your bank account or payroll. You may elect this program by completing and returning a systematic investment program application and authorization form to us. You may obtain an application and authorization form from us or your sales representative. There is a current minimum of $50 per payment for the program.

Systematic Withdrawal Program. To the extent permitted by law, if you enroll in the systematic withdrawal program, we will make monthly, quarterly, semi-annual or annual distributions directly to you. We will treat such distributions for federal tax purposes as any other withdrawal or distribution of Certificate Value. We will also treat such distributions as partial withdrawals for all purposes under the Certificate, including the calculation of the amount you would receive if you revoke the Certificate under the "Right to Revoke" provision. You may make systematic withdrawals from any Sub-accounts or any Guarantee Period of the Fixed Account. However, any withdrawal from a Guarantee Period with an original length of three or more years may be subject to a market value adjustment (see Appendix A).

In each Certificate Year, your systematic withdrawals and any additional partial withdrawals you make outside the program will not incur a surrender charge if the withdrawals do not exceed the "free withdrawal amounts" (see "Deductions for Surrender Charge"). If any portion of those withdrawals exceeds the "free withdrawal amounts", the excess amount, if any, is:

     (a) In the first Certificate Year, the amount of each partial withdrawal either under or outside the program which is greater than any earnings of the Certificate at the time of the withdrawal, and

     (b) In the second or later Certificate Year, any portion of the current withdrawal amount which is greater than any earnings at the time of the withdrawal and which, when added to any similar excess portion of each prior withdrawal made in the same year either under or outside the program, is greater that the 10% "free withdrawal amount".

For the first systematic withdrawal payment type (Percentage Method) described in Appendix C, the prior paragraph will be modified in three ways only for withdrawals occurring in the first Certificate Year. First, the "free withdrawal amounts" shall include the Certificate's standard first-year amount of earnings plus a special additional amount equal to 10% of the Certificate Value on the date of the first systematic withdrawal, less earnings. Second, (b) in the prior paragraph, instead of (a), shall apply in the first Certificate Year. Third, if you revoke the program in the first Certificate Year, then any subsequent partial withdrawals will immediately become subject to the standard first-year rule in (a) above that the "free withdrawal amount" is only earnings.

Unless you specify the Sub-account(s) or the Fixed Account from which you want withdrawals of Certificate Value made, or if the amount in a specified Sub-account is less than the predetermined amount, we will make withdrawals under the program in the manner specified for partial withdrawals in "Partial Withdrawals and Surrender". We will process all Sub-account withdrawals under the program by canceling Accumulation Units equal in value to the amount to be distributed to you and to the amount of any applicable surrender charge.

You may combine the program with all other programs except the systematic investment program.

It may not be advisable to participate in the systematic withdrawal program and incur a surrender charge and income taxes when making additional purchase payments under the Certificate.

Appendix C describes the systematic withdrawal program in greater detail, including the five payment types currently available.

                             THE CERTIFICATES

Variable Account Value

The Variable Account Value for a Certificate is the sum of the value of each Sub-account to which you have allocated values. We determine the value of each Sub-account at any time by multiplying the number of Accumulation Units attributable to that Sub-account by its Accumulation Unit value.

Each purchase payment you make results in the credit of additional Accumulation Units to your Certificate and the appropriate Sub-account. The number of additional units for any Sub-account will equal the amount allocated to that Sub-account divided by the Accumulation Unit value for that Sub-account at the time of investment.

Valuation Periods

We determine the value of the Variable Account each valuation period using the net asset value of the Eligible Fund shares. A valuation period is the period generally beginning at 4:00 P.M. (EST), or any other time for the close of trading on the New York Stock Exchange, and ending at the close of trading for the next business day. The New York Stock Exchange is currently closed on weekends, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Net Investment Factor

Your Variable Account Value will fluctuate with the investment results of the underlying Eligible Funds you have selected. In order to determine how these fluctuations affect value, we use an Accumulation Unit value. Each Sub-account has its own Accumulation Units and value per unit. We determine the unit value applicable during any valuation period at the end of that period.

When we first purchased Eligible Fund shares on behalf of the Variable Account, we valued each Accumulation Unit at a specified dollar amount. The Unit value for each Sub-account in any valuation period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from valuation period to valuation period. We calculate a net investment factor for each Sub-account according to the following formula (a b) - c, where:

   (a) is equal to:

     (i) the net asset value per share of the Eligible Fund at the end of the valuation period; plus

     (ii) the per share amount of any distribution the Eligible Fund made if the "ex-dividend" date occurs during that same valuation period.

   (b) is the net asset value per share of the Eligible Fund at the end of the prior valuation period.

   (c) is equal to:

     (i) the valuation period equivalent of the mortality and expense risk charge; plus

     (ii) the valuation period equivalent of the daily distribution charge; plus

     (iii) a charge factor established by us for any taxes resulting from the operations of that Sub-account (currently zero).

For Certificates issued to our employees and other persons specified in "Sales of the Certificates", the mortality and expense risk charge in
(c)(i) above is .35% and the daily distribution charge in (c)(ii) above is eliminated. We may eliminate the daily distribution charge in (c)(ii) above for certain Certificates we issue in an internal exchange or transfer.

Modification of the Certificate

Only our President or Secretary may agree to alter the Certificate or waive any of its terms. A change may be made to the Certificate if there have been changes in applicable law or interpretation of law. Any changes will be made in writing and with your consent, except as may be required by applicable law.

Right to Revoke


You may return the Certificate within 10 days after you receive it by delivering or mailing it to us. The postmark on a properly addressed and postage-prepaid envelope determines if a Certificate is returned within the period. We will treat the returned Certificate as if we never issued it and will refund either the Certificate Value or purchase payments, whichever is required by state law. You may ask us which standard applies to your state. In states where we will refund your Certificate Value, you bear the investment risk during the period prior to our receiving your request for cancellation.


If we deliver your Certificate to you in California and you are age 60 or older, you may return the Certificate to us or to the agent from whom you purchased it. If you return the Certificate within 30 days after you received it, we will refund the Certificate Value.

              DEATH PROVISIONS FOR NON-QUALIFIED CERTIFICATES

Death of Primary Owner, Joint Owner or Annuitant

If, the Certificate is In Force, you, any joint Certificate Owner or the Annuitant dies, we will treat the Designated Beneficiary as the Certificate Owner after such a death. The Designated Beneficiary will be the first person among the following who is alive on the date of death: you; the joint Certificate Owner; the primary beneficiary; the contingent beneficiary; and if none of the prior persons are alive, your estate. If you and the joint Certificate Owner are both alive, both of you will be the Designated Beneficiary.

If the Annuitant was the decedent and he or she was not a Certificate Owner, and you and any Joint Certificate Owner are all natural persons, the Designated Beneficiary may surrender the Certificate after the Annuitant's death for the Death Benefit. If the Designated Beneficiary elects instead to continue the Certificate until another death occurs, the Designated Beneficiary may surrender the Certificate for the Death Benefit after that death. All of "Death Provisions", including this paragraph which gives the Designated Beneficiary the option of surrendering or continuing the Certificate after the death of a non-Owner Annuitant, will apply to that subsequent death. If the Certificate is continued after the death of a non-Owner Annuitant, (a) the new Annuitant will be any living contingent Annuitant, or the person you designate in writing within 60 days of death, or you and (b) you will continue to be the Certificate Owner and treated as the Designated Beneficiary.

The following two paragraphs apply if the decedent is the Certificate Owner or any joint Certificate Owner and the second paragraph applies if there is a non-natural Certificate Owner such as a trust and the decedent is the Annuitant.

If the decedent's surviving spouse is the sole Designated Beneficiary, he or she will automatically become the new sole primary Certificate Owner as of the decedent's date of death. If the decedent was the Annuitant, the new Annuitant will be any living contingent annuitant, otherwise the surviving spouse. If the surviving spouse does not surrender the Certificate for the Death Benefit, it will continue until he or she or the Annuitant, if a different person, dies. Except for this paragraph, all of "Death Provisions for Non-Qualified Certificates" will apply to that subsequent death.

In all other cases (i.e., either when a sole Designated Beneficiary is other than the decedent's surviving spouse or when there is more than one Designated Beneficiary), the Death Benefit will apply whether the Designated Beneficiary chooses to surrender the Certificate or continue it for a period not to exceed five years from the date of death. During this continuation period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial withdrawals and/or the right to totally surrender the Certificate for its Certificate Withdrawal Value. If the Certificate is still in effect at the end of the five-year continuation period, we will automatically end it then by paying the Certificate Value less any premium taxes to the Designated Beneficiary. If the Designated Beneficiary is not alive then, we will pay any person(s) named by the Designated Beneficiary in writing; otherwise we will pay the Designated Beneficiary's estate.

Standard Death Benefit

The Covered Persons shall be you, any joint Certificate Owner, and the Annuitant. If there is a non-natural Certificate Owner such as a trust, the Annuitant shall be the sole Covered Person.

We will calculate the Death Benefit when the first Covered Person dies while the Certificate is In Force and we have received due proof of death and a written request from the Designated Beneficiary to surrender or continue the Certificate. In the following two instances, if the Designated Beneficiary elects to continue the Certificate rather than surrender it, the Death Benefit calculation will not occur and will automatically be deferred to a subsequent death:

     o when the decedent's surviving spouse is the sole Designated Beneficiary; if he or she chooses to continue the Certificate rather than surrender it for the Death Benefit, the Death Benefit may be calculated following the death of that surviving spouse or the Annuitant, if different; and

     o when the decedent is a non-Owner Annuitant and you and any joint Certificate Owner(s) are all natural persons; if you choose to continue the Certificate rather than surrender it for the Death Benefit, the Death Benefit may be calculated following your death, the death of any joint Certificate Owner, or the new Annuitant.

We will calculate the Death Benefit only once during the life of your Certificate. The Death Benefit is the greatest of the following three amounts at the time we receive due proof of death and the Designated Beneficiary's election request in writing:

     o  the current "net purchase payment death benefit",

     o  the current "greatest Anniversary value", or

     o  the current Certificate Value.

The Death Benefit amount does not change your Certificate Value at any time prior to the death of a Covered Person and does so after such a death only under the conditions described below.

If the Designated Beneficiary is surrendering the Certificate for the Death Benefit, we will pay the greatest of the three amounts defined above less any premium taxes. If (a) the Designated Beneficiary is continuing the Certificate and the Death Benefit calculation is applicable to that continuation and (b) on the date we receive due proof of death and the written election to continue the Certificate, the current "net purchase payment death benefit" and/or the current "greatest Anniversary value" is greater than the current Certificate Value, then we will add the higher difference in amounts to the current Certificate Value. We allocate this additional amount to the Variable Account and/or the Fixed Account based on the current purchase payment allocation selection then in effect.

Net Purchase Payment Death Benefit. The "net purchase payment death benefit" is:

     o  the initial purchase payment, plus

     o any additional purchase payments made prior to the Death Benefit calculation date, less

     o any partial withdrawals (including any applicable surrender charges) made prior to the Death Benefit calculation date.

We calculate the "net purchase payment death benefit" daily for each Covered Person so that it will be available if the Death Benefit calculation is applicable to that person's death.

Greatest Anniversary Value. On the Certificate Date, we will determine if any Covered Person is age 80 or older. If so, the "greatest Anniversary value" will not apply upon his or her death. Thus, for purposes of the calculation of the Death Benefit, described in "Standard Death Benefit" above, the "greatest Anniversary value" shall be zero. This zero treatment effectively changes the Death Benefit applicable to the particular Covered Person from the greatest of three defined amounts to the greater of just two of those amounts.

If any Covered Person is under age 80 on the Certificate Date, we calculate the "greatest Anniversary value" on Certificate Anniversaries with adjustments between Certificate Anniversaries if you make a purchase payment or partial withdrawal. We do this calculation for each Covered Person under the age of 80 on the Certificate Date so that the "greatest Anniversary value" will be available if the Death Benefit calculation is applicable to that person's death. The "greatest Anniversary value" for each applicable Covered Person initially equals the Certificate Value on the first Certificate Anniversary. Then, each following day in the second Certificate Year, we will adjust the "greatest Anniversary value" by adding any additional purchase payments made that day, and subtracting the following amount for each partial withdrawal made that day:

     o the amount of the partial withdrawal (including any applicable surrender charge),

     o divided by the Certificate Value immediately before the withdrawal, and

     o multiplied by the "greatest Anniversary value" immediately before the withdrawal.

On the second and each subsequent Certificate Anniversary, we compare the current Certificate Value to the "greatest Anniversary value", adjusted as described above if you made any purchase payments and/or partial withdrawals during the Certificate Year ending on that Certificate Anniversary. If the current Certificate Value exceeds the adjusted "greatest Anniversary value", the current Certificate Value will become the new "greatest Anniversary value". Except for the two instances relating to adding or changing a Covered Person that are described in the last two paragraphs of this section, our last Certificate Anniversary calculation for each applicable Covered Person will occur:

     o If the Covered Person dies prior to his or her 81st birthday, on the Certificate Anniversary before that person's death, or

     o If the Covered Person dies on or after his or her 81st birthday, on the Certificate Anniversary before his or her 81st birthday.

On the last Certificate Anniversary specified in the prior two sentences that is applicable to a Covered Person, we will set that Covered Person's last "greatest Anniversary value" equal to the greater of his or her current Certificate Value and the adjusted "greatest Anniversary value".

Between the last Certificate Anniversary and the date of death, the last "greatest Anniversary value" for each applicable Covered Person will not change unless you make purchase payments and/or partial withdrawals, in which case the person's last value will be adjusted as described above.

Between the date of death and the calculation of the Death Benefit upon receipt of the Designated Beneficiary's request to surrender or continue the Certificate for the Death Benefit, the "greatest Anniversary value" for each applicable Covered Person last determined before death under the prior sentence will not change unless you make purchase payments and/or partial withdrawals, in which case the person's value will be further adjusted on a dollar-for-dollar basis as described above for the "net purchase payment death benefit".

If (a) at least one current Covered Person has not yet reached the Certificate Anniversary before his or her 81st birthday and (b) you either add or replace any Covered Person with a person who is age 80 or older as of the Certificate Date, the "greatest Anniversary value" will not apply upon the new Covered Person's death. Thus, for purposes of the calculation of the Death Benefit described in "Standard Death Benefit" above, the "greatest Anniversary value" shall be zero. This zero treatment effectively changes the Death Benefit applicable to the new Covered Person from the greatest of three defined amounts to the greater of only two of those amounts.

If each Covered Person lives until the Certificate Anniversary before his or her 81st birthday and then you add or replace a Covered Person, the current "greatest Anniversary value" for the youngest of the other Covered Persons will become the "greatest Anniversary value" for the new Covered Person. If this value is zero, it will never change from zero; this zero treatment effectively changes the Death Benefit applicable to the new Covered Person from the greatest of three defined amounts to the greater of only two of those amounts. If the "greatest Anniversary value" for the new Covered Person is greater than zero, it will not change unless you make purchase payments and/or partial withdrawals, in which case we will adjust the value in the same manner as is described in the two paragraphs above that begin with "Between".

Systematic Withdrawal and Systematic Investment Programs. After we receive due proof of death or receive information about a death that we reasonably believe to be true, we will end any systematic withdrawal program and/or systematic investment program except as follows:

     o for systematic withdrawals, the Designated Beneficiary is a Certificate Owner who requested us to begin the program and/or has been the sole or joint recipient of the payments

     o  for systematic investments, the decedent is a non-owner Annuitant.

If we end your systematic withdrawal program based on the above but have paid any systematic withdrawal(s) after death to a person other than the Designated Beneficiary, we will use reasonable efforts to get the recipient to return the systematic withdrawal amount(s) so that it may be paid to the Designated Beneficiary or added to the Certificate Value if the Designated Beneficiary elects to continue the Certificate. If the recipient does not return the payment(s), we are not responsible to pay the Designated Beneficiary for those payments.

Enhanced Death Benefit Rider

The prior section provides that, for a total surrender or a continuation of the Certificate where the Death Benefit is to be calculated, the Death Benefit will generally be the greatest of three defined amounts. If you elect in writing at the time of your purchase of the Certificate to add to your Certificate the optional enhanced death benefit rider, the applicable Death Benefit will be the greatest of those three defined amounts and the fourth amount defined in this section, which is referred to as "Purchase Payments with Interest" (PPI). You may not elect the rider if you, any Joint Certificate Owner(s), and the Annuitant are all over age 75 on the Certificate Date or the rider is not available in your state. If, however, the rider becomes available within 60 days of your Certificate Date, we will notify you and/or the agent who sold you the Certificate and allow you to elect the rider within 60 days from the date of first availability. If you elect the rider, it will be effective from the Certificate Date for all purposes, including the calculation of charges.

The enhanced death benefit rider does not change your Certificate Value at any time prior to the death of a Covered Person and does so after such a death only if the PPI amount is the applicable Death Benefit.

Purchase Payments with Interest. On the Certificate Date, we will determine if any Covered Person is age 80 or older. If so, PPI will not apply upon his or her death. Thus, for purposes of the above calculation of the Death Benefit, the PPI amount shall be zero. This zero treatment, in conjunction with the same zero treatment applicable to the "greatest Anniversary value", effectively changes the Death Benefit applicable to the particular Covered Person from the greatest of four defined amounts to the greater of only two of those amounts.

If any Covered Person is under age 80 on the Certificate Date, we calculate the PPI amount on Certificate Anniversaries with adjustment between Certificate Anniversaries if you make a purchase payment or partial withdrawal. We do this calculation for each Covered Person under age 80 on the Certificate Date so that the PPI amount will be available if the Death Benefit calculation under the rider is applicable to that person's death. The PPI amount for each applicable Covered Person equals, on each Certificate Anniversary, the initial purchase payment increased from the Certificate Date to the date of the Certificate Anniversary based on an annual compound interest rate of 6%. On any day that you made a purchase payment or partial withdrawal, we adjust the PPI amount accumulating at 6% by adding the additional purchase payment amount or subtracting the following amount for the partial withdrawal:

     o the amount of the partial withdrawal (including any applicable surrender charge),

     o divided by the Certificate Value immediately before the withdrawal, and

     o  multiplied by the PPI amount immediately before the withdrawal.

Except for the two instances relating to adding or changing a Covered Person that are described in the last two paragraphs of this section, our last Certificate Anniversary calculation of the PPI amount for each applicable Covered Person will occur:

     o If the Covered Person dies prior to his or her 81st birthday, on the Certificate Anniversary before that person's death, or

     o If the Covered Person dies on or after his or her 81st birthday, on the Certificate Anniversary before his or her 81st birthday.

Between our last Certificate Anniversary calculation and the date of death, the PPI amount for each applicable covered Person will not change unless you make purchase payments and/or partial withdrawals, in which case we will increase or decrease, respectively, the person's PPI amount in the manner described in the second paragraph of PPI above.

Between the date of death and the calculation of the Death Benefit upon receipt of the Designated Beneficiary's request to surrender or continue the Certificate for the Death Benefit, the PPI amount last determined before death under the prior sentence will not change unless you make purchase payments and/or partial withdrawals, in which case we will increase or decrease, respectively, the PPI amount on a dollar-for-dollar basis at the time of payment or withdrawal.

If (a) at least one current Covered Person has not yet reached the Certificate Anniversary before his or her 81st birthday and (b) you either add or replace any Covered Person with a person who is age 80 or older as of the Certificate Date, the PPI amount will not apply upon the new Covered Person's death. Thus, for purposes of the calculation of the Death Benefit, the PPI amount shall be treated as equaling zero. This zero treatment, in conjunction with the same zero treatment applicable to the "greatest Anniversary value", effectively changes the Death Benefit applicable to the new Covered Person from the greatest of four defined amounts to the greater of only two of those amounts.

If each Covered Person lives until the Certificate Anniversary before his or her 81st birthday and then you add or replace a Covered Person, the current PPI amount for the youngest of the other Covered Persons will become the PPI amount for the new Covered Person. If this value is zero, it will never change from zero; this zero treatment effectively changes the Death Benefit applicable to the new Covered Person from the greatest of four defined amounts to the greater of only two of those amounts. If the PPI amount for the new Covered Person is greater than zero, it will change only if you make purchase payments and/or partial withdrawals, in which case we will adjust the PPI amount in the same manner as is described above in the two paragraphs above that begin with "Between".

Charge for the Rider. The yearly charge for the enhanced death benefit rider is .05% if you purchase the rider along with the optional guaranteed income benefit rider and you do not revoke the income rider. The yearly charge for the death benefit rider is .10% if you purchase it separately or you purchase both riders together but then revoke the income rider. If the income rider is revoked, the .10% charge for the death benefit rider will begin after the seventh Certificate Anniversary since revocation can only occur on that Anniversary. These charge percentages will not change over the life of the riders.

On each Certificate Anniversary on or before the end of the rider's coverage (see "Revocability and Other Ending of Rider Coverage" below), we calculate and deduct the dollar amount of the rider's yearly charge as follows:

     o we identify the youngest Covered Person and determine on each Certificate Anniversary the greater of his or her PPI amount and the "greatest Anniversary value", both defined above,

     o then, we multiply the prior amount by the applicable charge percentage in order to determine the dollar amount of the charge, and

     o then, we then deduct the dollar amount of the charge from your Certificate Value. We will deduct the charge from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value. If there is no or insufficient value in the Variable Account, we will deduct the charge amount, or insufficient portion, from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value.

If you surrender your Certificate during a Certificate Year before the Certificate Anniversary, we will deduct a pro-rata amount of the full yearly charge from your Certificate Value. We first determine the applicable full yearly charge. We will use the yearly charge we computed as of the prior Certificate Anniversary unless you have made any purchase payments and/or partial withdrawals since then. If so, we will use a yearly charge that may be higher or lower since we will substitute the following for both the PPI amount and the "greatest Anniversary value" we used in the Anniversary calculations: those two amounts after both are adjusted for each purchase payment and withdrawal you made since the Anniversary. We will then calculate a pro-rata amount of the applicable yearly charge by multiplying it further by the ratio of the number of days from the Certificate Anniversary until the day of surrender to the total number of days (generally 365) in the Certificate Year of surrender.

No charge amount will be due:

     o upon surrender of the Certificate if the Death Benefit is being calculated at that time because the Designated Beneficiary has elected to surrender the Certificate (see "Standard Death
        Benefit"), or

     o  on the Income Date.

Also, if we deduct a charge amount on any Certificate Anniversary during the period

     o starting when we receive due proof of death or similar information we reasonably believe to be true and

     o ending when we calculate the Death Benefit because the Designated Beneficiary has elected to surrender or continue the Certificate,

we will refund each such charge amount by adding it either to the surrender payment or to the Certificate Value in the case of a continuation.

Revocability and Other Ending of Rider Coverage. You may revoke the enhanced death benefit rider in writing only on, or within 30 days after, the seventh Certificate Anniversary. There is no charge to do this since the final (seventh) year's charge for the rider will already have been calculated and deducted on the seventh Certificate Anniversary.

Coverage under the enhanced death benefit rider ends upon the earliest of:

     o the seventh Certificate Anniversary if you revoke the rider within 30 days after that Anniversary;

     o  the total surrender of your Certificate;

     o the calculation of the Death Benefit either at the time of total surrender or a continuation of your Certificate;

     o  the start of annuity payments on the Income Date.

After the rider ends, there will be no further charges for the rider and no past charges will be refunded. The PPI amount will no longer apply as a fourth component of the rider's Death Benefit. Instead, the Death Benefit will be as described in "Standard Death Benefit" above.

Payment of Death Benefit

Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any surrender Death Benefit of $5,000 or more under an annuity payment option that meets the following:

     o the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

     o payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

     o any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time during which the remaining payments are to be made.

                DEATH PROVISIONS FOR QUALIFIED CERTIFICATES

If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate. If the Designated Beneficiary chooses in writing to surrender the Certificate for the Death Benefit, we will pay the greatest of the three amounts determined in "Standard Death Benefit" above, less any premium taxes. If you elect the optional enhanced death benefit rider, the "Purchase Payments with Interest" section above shall apply and the Death Benefit will instead be based on the greatest of four amounts, less any premium taxes. This surrendered Death Benefit may be applied to an annuity payment option in accordance with "Payment of Death Benefit" above.

If the Annuitant's surviving spouse is the sole Designated Beneficiary and he or she chooses to continue the Certificate instead of surrendering it for the Death Benefit, the Death Benefit will be calculated following his or her death in the same manner as the non-qualified Certificate Death Benefit.

If any other Designated Beneficiary chooses to continue the Certificate instead of surrendering it for the Death Benefit, both the Death Benefit calculation and any addition to the current Certificate Value will be handled in the same manner as the non-qualified Certificate Death Benefit. The Certificate may continue for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan.
During this continuation period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to totally surrender the Certificate for its Certificate Withdrawal Value. If the Certificate is still in effect at the end of the continuation period, we will automatically end it then by paying the Certificate Value less any premium taxes to the Designated Beneficiary. If the Designated Beneficiary is not alive then, we will pay any person(s) named by the Designated Beneficiary in writing; otherwise we will pay the Designated Beneficiary's estate.

                           CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the application and you may exercise all the rights of the Certificate. Joint Certificate Owners are permitted. Contingent Certificate Owners are not permitted.

You may direct us in writing to change the Certificate Owner, primary beneficiary, contingent beneficiary or contingent annuitant. An irrevocably-named person may be changed only with the written consent of that person.

Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. You should consult the plan administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

                                ASSIGNMENT

You may assign the Certificate at any time. You must file a copy of any assignment with us. Your rights and those of any revocably-named person will be subject to the assignment. A Qualified Certificate may have limitations on your ability to assign the Certificate.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

                     PARTIAL WITHDRAWALS AND SURRENDER

You may make partial withdrawals from the Certificate by notifying us in writing. The minimum withdrawal amount is $300. We may permit a lesser amount with the systematic withdrawal program. If the Certificate Value after a partial withdrawal would be below $2,500, we will treat the request as a withdrawal of only the amount over $2,500. The amount withdrawn will include any applicable surrender charge and may be greater than the amount of the surrender check requested. Unless you specify otherwise, we will deduct the total amount withdrawn from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value. If there is no or insufficient value in the Variable Account, the amount surrendered, or the insufficient portion, will be deducted from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value.

You may totally surrender the Certificate by notifying us in writing. Surrendering the Certificate will end it. Upon surrender, you will receive the Certificate Withdrawal Value.

We will pay the amount of any surrender within seven days of receipt of your request. Alternatively, you may purchase for yourself an annuity payment option with any surrender benefit of at least $5,000. If the Certificate Owner is not a natural person, we must consent to the selection of an annuity payment option.

You may not surrender annuity options based on life contingencies after annuity payments have begun. You may surrender Option A, described in "Annuity Options" below, which is not based on life contingencies, if you have selected a variable payout.

Because of the potential tax consequences of a full or partial surrender, you should consult a competent tax adviser regarding a surrender.

                            ANNUITY PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments to the Annuitant under the Annuity Option or Options you have chosen. We determine the amount of the initial payment(s) on the Income Date by using the following formula:

     o  your Certificate Value,

     o plus any positive or negative market value adjustment applicable to any Fixed Account Value (see Appendix A),

     o  less any premium taxes not previously deducted, and

     o  less any applicable certificate maintenance charge on the Income
        Date.

Annuity Option and Income Date


You may select an Annuity Option and Income Date at the time of application or later. Any Income Date must be:

     o for variable annuity options, not earlier than the first day after the Certificate Date,

     o for fixed annuity options, not earlier than the first Certificate Anniversary, and

     o  not later than the earlier of

        (i) the later of the Annuitant's 90th birthday and the 10th Certificate Anniversary and

        (ii) any maximum date permitted under state law.

If you do not select an Annuity Option, we automatically choose Option B. If you do not select an Income Date for the Annuitant, the Income Date will automatically be the latest date specified above.

You may choose or change an Annuity Option or the Income Date by writing to us at least 30 days before the Income Date.


Annuity Options

The Annuity Options are:

Option A: Income for a Fixed Number of Years;

Option B: Life Income with 10 Years of Payments Guaranteed;

Option C: Joint and Last Survivor Income; and

Option D: Life Income.

You may arrange other options if we agree. Each option is available in two forms - as a variable annuity for use with the Variable Account and as a fixed annuity for use with our general account Fixed Account. Variable annuity payments will fluctuate. Fixed annuity payments will not fluctuate. We determine the dollar amount of each fixed annuity payment by:

     (a) deducting from the Fixed Account Value, increased or decreased by a market value adjustment described in Appendix A, any premium taxes not previously deducted and any applicable certificate maintenance charge;

     (b) dividing the remainder by $1,000; and

     (c) multiplying the result by the greater of:
          (i) the applicable factor shown in the appropriate table in the Certificate; and
          (ii) the factor we currently offer at the time annuity payments begin. We may base this current factor on the sex of the payee unless we are prohibited by law from doing so.

If you do not select an Annuity Option, we will automatically apply Option
B. Unless you choose otherwise, we will apply:

     (a) Variable Account Value, less any premium taxes not previously deducted and less any applicable certificate maintenance charge, in its entirety to a variable annuity option, and

     (b) Fixed Account Value, increased or decreased by a market value adjustment described in Appendix A less any premium taxes not previously deducted, to a fixed annuity option.

The same amount applied to a variable option and a fixed option will produce a different initial annuity payment and different subsequent payments.

The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available under any variable or fixed option is less than $5,000, we reserve the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

We will make annuity payments monthly unless you have requested in writing quarterly, semi-annual or annual payments. However, if any payment would be less than $100, we have the right to reduce the frequency of payments to a period that will result in each payment being at least $100.

Option A: Income For a Fixed Number of Years. We will pay an annuity for a chosen number of years, not less than 5 nor more than 50. You may choose a period of years over 30 only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment. We refer to Option A as Preferred Income Plan (PIP) when we are making variable annuity payments. At any time while we are making variable annuity payments, the payee may elect to receive the following amount:

     (a) the present value of the remaining variable annuity payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate for variable annuity payments is also referred to as the assumed investment rate (AIR) or benchmark rate and it is 6% per year (5% per year for Oregon and Texas Certificates), unless you chose 3% per year at the time the option was selected); less

     (b) any surrender charge due by treating the value defined in (a) as a total surrender.

Instead of receiving a lump sum, the payee may elect another payment option and we will not reduce the amount applied to the new option by the surrender charge above.

If, at the death of the payee, Option A payments, whether variable or fixed, have been made for fewer than the chosen number of years:

     o we will continue payments during the remainder of the period to the successor payee; or

     o the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option.

The mortality and expense risk charge is deducted during the Option A payment period if a variable payout has been selected, but we have no mortality risk during this period.

You may choose a "level monthly" payment option for variable payments under Option A. Under this option, we convert your annual payment into 12 equal monthly payments. Thus the monthly payment amount changes annually instead of monthly. We will determine each annual payment as described below in "Variable Annuity Payment Values", place each annual payment in our general account, and distribute it in 12 equal monthly payments. The sum of the 12 monthly payments will exceed the annual payment amount because of an interest rate factor we use, which may vary from year to year but will not be less than 2.0% per year. If the payments are commuted, we will use the commutation method described above for calculating the present value of remaining annual payments and use the interest rate that determined the current 12 monthly payments to commute any unpaid monthly payments.

Currently, we permit the original payee to make a number of changes to variable payments under Option A. No new change is permitted if a change has occurred with the prior year (i.e., the prior 365 days). For regular PIPs, the permissible changes, which can be made at any time followed by the yearly waiting period, include:

     o shortening or lengthening the period certain provided the payments already made and those to be made meet the 5 - 50 year and age 100 limits described above;

     o changing to a life option - note that this option does not allow the payee to end the payments for a commuted value;

     o  changing to the "level monthly" option;

     o  changing the AIR or benchmark rate;

     o  changing the payment frequency; and

     o  changing the day of the month on which payment occurs.


For "level monthly" PIPs, the permissible changes, which can only be made on the anniversary date we covert your annual payment into 12 equal monthly payments, include:


     o shortening or lengthening the period certain provided the payments already made and those to be made meet the 5 - 50 year and age 100 limits described above;

     o changing to a life option - note that this option does not allow the payee to end the payments for a commuted value;

     o  changing to the regular PIP option;

     o  changing the AIR or benchmark rate; and

     o  changing the day of the month on which payment occurs.

See "Annuity Payments" for the manner in which Option A may be taxed.

Option B: Life Income with 10 Years of Payments Guaranteed. We will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for fewer than 10 years:

     o we will continue payments during the remainder of the period to the successor payee; or

     o the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 6% per year (5% per year for Oregon and Texas Certificates), unless you chose 3% per year at the time the option was selected.

The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex.

Option C: Joint and Last Survivor Income. We will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. It is possible under this option to receive only one annuity payment if both payees die after the receipt of the first payment, or to receive only two annuity payments if both payees die after receipt of the second payment, and so on.

Option D: Life Income. We will pay an annuity for as long as the payee is alive. The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex. It is possible under this option to receive only one annuity payment if the payee dies after the receipt of the first payment, or to receive only two annuity payments if the payee dies after receipt of the second payment, and so on.

Variable Annuity Payment Values


We determine the amount of the first variable annuity payment by using an annuity purchase rate based on an assumed annual investment rate (AIR or benchmark rate) of 6% per year (5% per year for Oregon and Texas Certificates), unless you choose 3% in writing. (See below and "Variable Annuity Payment Values" in the Statement of Additional Information for more information on AIRs.) Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-account(s) (after deducting the mortality and expense risk charge) is better or worse than the assumed investment rate. The total dollar amount of each variable annuity payment will be equal to:


     (a) the sum of all Sub-account payments, less

     (b) the pro-rata amount of the annual certificate maintenance charge. (See "Deductions for Certificate Maintenance Charge" for the circumstances under which this charge will be waived under variable payments Option A.)

Currently, there is no limit on the number of times or the frequency with which a payee may instruct us to change the Sub-account(s) used to determine the amount of the variable annuity payments. Currently, there is also no charge for such transfers.


If you apply an amount of Sub-account value to a particular payment option, your initial payment will be smaller if you select a 3% AIR instead of a 6% AIR but, all other things being equal, your subsequent 3% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. Note that these changes in payment amounts are on a percentage basis and do not illustrate when, if ever, the 3% AIR payment amount might become larger than the 6% AIR payment amount. Note though that if you select Option A (Income for a Fixed Number of Years) and payments continue for the entire period, the 3% AIR payment amount will start out being smaller than the 6% AIR payment amount but eventually the 3% AIR payment amount will become larger than the 6% AIR payment amount.


Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayments with the next annuity payment and deduct any overpayments, unless repaid in one sum, from future annuity payments until we are repaid in full.

Guaranteed Income Benefit Rider

This rider is optional and you may elect in writing at the time you purchase the Certificate to add it to your Certificate. You may not elect the rider if the Annuitant is over age 75 on the Certificate Date or the rider is not available in your state. If, however, the rider becomes available within 60 days of your Certificate Date, we will notify you and/or the agent who sold you the Certificate and allow you to elect the rider within 60 days from the date of first availability. If you elect the rider, it will be effective from the Certificate Date for all purposes, including the calculation of charges.

You may direct us under the rider to make fixed annuity income payments to the Annuitant as follows:

     o your selected payment option must be either Option B (Life Income with 10 Years of Payments Guaranteed) or Option D (Life Income)

     o the periodic fixed payment amount under the selected option will be the greater of:

        o the rider's guaranteed income benefit base amount less any premium taxes and any surrender charge, then divided by $1,000, and then multiplied by the guaranteed payout factor shown in the payment table in the Certificate for the Annuitant's age on the Income Date adjusted by the Certificate's age setback provision

        o your Certificate Value less any premium taxes and any certificate maintenance charge, and reduced or increased by the amount of any market value adjustment applicable to any Fixed Account Value. Next, the resulting Value is divided by $1,000, and then multiplied by our current payout factor on the Income Date for the Annuitant's then-current age adjusted by the Certificate's age setback provision

     o  your selected Income Date must be

        o on or within 30 days after the seventh or later Certificate Anniversary, and

        o no later than the maximum Income Date specified in "Change In Annuity Option and Income Date".

The guaranteed income benefit rider never changes your Certificate Value nor does it guarantee that your Certificate Value will increase over time at any minimum rate. Instead, the rider provides for guaranteed fixed lifetime income payments based generally on the "Purchase Payments with Interest" value on the Income Date and payout factors based on conservative actuarial assumptions. Thus, in deciding whether to elect the rider and incur its .35% yearly charge, you should compare:

     o  the rider's potential fixed annuity payment amount that is based on
        (a) a guaranteed income benefit base amount equal on the Income Date to no less than the purchase payment(s) compounded at 6% interest yearly (adjusted downward for any prior partial withdrawals) and (b) our guaranteed annuity payout tables that are calculated using an interest rate of 3% per year, to

     o the Certificate's potential standard fixed annuity payment amount that is based on (a) the Certificate Withdrawal Value (without any surrender charge deduction) on the Income Date and (b) our current annuity payout tables that are calculated using an interest rate of at least 3% per year.

The amount guaranteed by the income rider (the first amount above) may often be less than the standard amount available under the Certificate (the second amount above). The rider should therefore be regarded as a hedge against potentially poor Sub-account performance prior to the Income Date.

You may also wish to consider how important the rider's guaranteed fixed income payment amounts for life are to you if one of your reasons for purchasing the Certificate is to have variable annuity payments begin on the Income Date.

Guaranteed Income Benefit Base. The rider's guaranteed income benefit base amount on the Income Date is the greater of the current "Purchase Payments with Interest" (PPI) and the current "greatest Anniversary value".

Purchase Payments with Interest. We calculate the PPI amount on Certificate Anniversaries with adjustments between Certificate Anniversaries if you make a purchase payment or partial withdrawal. We do this calculation so that the PPI amount will be available on the Income Date if the rider's guaranteed income benefit base amount is applicable to the Annuitant. The PPI amount equals, on each Certificate Anniversary, the initial purchase payment increased from the Certificate Date to the date of the Anniversary based on an annual compound interest rate of 6%. On any day that you made a purchase payment or partial withdrawal, we adjust the PPI amount accumulating at 6% by adding the additional purchase payment amount or subtracting the following amount for the partial withdrawal:

     o the amount of the partial withdrawal (including any applicable surrender charge),

     o divided by the Certificate Value immediately before the withdrawal, and

     o  multiplied by the PPI amount immediately before the withdrawal.

Except for the three Annuitant death instances described in the last three paragraphs of this section,

     o If the Income Date is prior to the Annuitant's 81st birthday, we will determine the PPI portion of the benefit base amount using the amount on the Certificate Anniversary before the Income Date.

     o If the Income Date is on or after the Annuitant's 81st birthday, we will determine the PPI portion of the benefit base amount using the amount on the Certificate Anniversary before the Annuitant's 81st birthday; plus

        o  any additional purchase payments made prior to the Income Date;
           minus

        o for any partial withdrawal made prior to the Income Date, the adjusted partial withdrawal amount described above.

If the Annuitant dies on or after the Certificate Anniversary before his or her 81st birthday and the Certificate continues to remain In Force with a new Annuitant, the PPI amount for the new Annuitant will initially equal the current value for the deceased Annuitant. This PPI amount for the new Annuitant will not change unless you make purchase payments and/or partial withdrawals, in which case the PPI amount will be adjusted as described above.

If the Annuitant dies before the Certificate Anniversary before his or her 81st birthday and the Certificate continues to remain In Force with a new Annuitant who is age 81 or older as of the Certificate Anniversary before the Annuitant's date of death, the PPI amount for the new Annuitant will initially equal the current value for the deceased Annuitant. This PPI amount for the new Annuitant will not change unless you make purchase payments and/or partial withdrawals, in which case the PPI amount will be adjusted as described above.

If the Annuitant dies before the first Certificate Anniversary and the Certificate continues to remain In Force with a new Annuitant who was older than the rider's maximum issue age of 75 on the Certificate Date, coverage under the guaranteed income benefit rider will immediately end and we will not deduct any charge for the rider on the first Certificate Anniversary.

Greatest Anniversary Value. We calculate the "greatest Anniversary value" on Certificate Anniversaries with adjustments between Certificate Anniversaries, as described below, if you make a purchase payment or partial withdrawal. We do this calculation so that the "greatest Anniversary value" will be available on the Income Date if the rider's guaranteed income benefit base amount is applicable to the Annuitant. The "greatest Anniversary value" initially equals the Certificate Value on the first Certificate Anniversary. Then, each following day in the second Certificate Year, we will adjust the "greatest Anniversary value" by adding any additional purchase payments made that day, and subtracting the following amount for each partial withdrawal made that day:

     o the amount of the partial withdrawal (including any applicable surrender charge),

     o divided by the Certificate Value immediately before the withdrawal, and

     o multiplied by the "greatest Anniversary value" immediately before the withdrawal.

On the second and each subsequent Certificate Anniversary, we compare the current Certificate Value to the "greatest Anniversary value", adjusted as described above if you made any purchase payments and/or partial withdrawals during the Certificate Year ending on that Certificate Anniversary. If the current Certificate Value exceeds the adjusted "greatest Anniversary value", the current Certificate Value will become the new "greatest Anniversary value". Except for the three Annuitant death instances described in the last three paragraphs of this section, our last Anniversary calculation will occur:

     o If the Income Date is prior to the Annuitant's 81st birthday, on the Certificate Anniversary before the Income Date, or

     o If the Income Date is on or after the Annuitant's 81st birthday, on the Certificate Anniversary before his or her 81st birthday.

On the last Certificate Anniversary specified in the prior two sentences, the greater of the current Certificate Value and the adjusted "greatest Anniversary value" will become the last "greatest Anniversary value".

Before the Income Date, this last "greatest Anniversary value" will not change unless you make purchase payments and/or partial withdrawals, in which case the last "greatest Anniversary value" will be adjusted as described above.

If the Annuitant dies on or after the Certificate Anniversary before his or her 81st birthday and the Certificate continues to remain In Force with a new Annuitant, the "greatest Anniversary value" for the new Annuitant will initially equal the current value for the deceased Annuitant. This "greatest Anniversary value" for the new Annuitant will not change unless you make purchase payments and/or partial withdrawals, in which case the value will be adjusted as described above.

If the Annuitant dies before the Certificate Anniversary before his or her 81st birthday and the Certificate continues to remain In Force with a new Annuitant who is age 81 or older as of the Certificate Anniversary before the Annuitant's date of death, the "greatest Anniversary value" for the new Annuitant will initially equal the current value for the deceased Annuitant. This "greatest Anniversary value" for the new Annuitant will not change unless you make purchase payments and/or partial withdrawals, in which case the value will be adjusted as described above.

If the Annuitant dies before the first Certificate Anniversary and the Certificate continues to remain In Force with a new Annuitant who was older than the rider's maximum issue age of 75 on the Certificate Date, coverage under the guaranteed income benefit rider will immediately end and we will not deduct any charge for the rider on the first Certificate Anniversary.

Charge for the Rider. The yearly charge for the guaranteed income benefit rider is .35%. This charge will not change over the life of the rider. On each Certificate Anniversary on or before the end of the rider's coverage (see "Revocability and Other Ending of Rider Coverage" below), we multiply the .35% charge by the guaranteed income benefit base amount on that Certificate Anniversary (which is the greater of "Purchase Payments with Interest" and the "greatest Anniversary value"), and we deduct that amount from the Certificate Value. We will deduct the charge from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value. If there is no or insufficient value in the Variable Account, we will deduct the charge amount, or insufficient portion, from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value.

If you surrender your Certificate during a Certificate Year before the Certificate Anniversary, we will deduct a pro-rata amount of the full yearly charge from your Certificate Value. We first determine the applicable full yearly charge. We will use the yearly charge we computed as of the prior Certificate Anniversary unless you have made any purchase payments and/or partial withdrawals since then. If so, we will use a yearly charge that may be higher or lower since we will substitute the following for both the PPI amount and the "greatest Anniversary value" we used in the Anniversary calculations: those two amounts after both are adjusted for each purchase payment and/or withdrawal you made since the prior Certificate Anniversary. We will then calculate a pro-rata amount of the applicable yearly charge by multiplying it further by the ratio of the number of days from the Certificate Anniversary until the day of surrender to the total number of days (generally 365) in the Certificate Year of surrender.

No charge amount is due:

     o upon surrender of the Certificate if the Death Benefit is being calculated at that time because the Designated Beneficiary has elected to surrender the Certificate (see "Standard Death
        Benefit"), or

     o  on the Income Date.

Revocability and Other Ending of Rider Coverage. You may revoke the guaranteed income benefit rider in writing only on, or within 30 days after, the seventh Certificate Anniversary. There is no charge to do this since the final (seventh) year's charge for the rider will already have been calculated and deducted on the seventh Certificate Anniversary.

Coverage under the guaranteed income benefit rider ends upon the earliest of:

     o the seventh Contract Anniversary if you revoke the rider within 30 days after that Anniversary;

     o  the total surrender of your Certificate;

     o the calculation of the Death Benefit either at the time of total surrender or a continuation of your Certificate;

     o the death of the Annuitant before the first Certificate Anniversary if the new Annuitant was older than age 75 as of the Certificate Date;

     o  the start of annuity payments on the Income Date.

After the rider ends, there will be no further charges for the rider and no past charges will be refunded. The rider's guaranteed income benefit will no longer apply.

                          SUSPENSION OF PAYMENTS

We reserve the right to postpone surrender payments from the Fixed Account for up to six months. We also reserve the right to suspend or postpone any type of payment from the Variable Account for any period when:

     o the New York Stock Exchange is closed other than customary weekend or holiday closings;

     o  trading on the Exchange is restricted;

     o an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

     o the Securities and Exchange Commission permits delay for the protection of security holders. The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the prior two conditions described above exist.

                             YEAR 2000 MATTERS

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. This potential problem has become known as the "Year 2000 issue". The Year 2000 issue affects virtually all companies and organizations.

Computer applications that are affected by the Year 2000 issue could impact our business functions in various ways, ranging from a complete inability to perform critical business functions to a loss of productivity in varying degrees. Likewise, the failure of some computer applications could have no impact on critical business functions.

We are assessing and addressing the Year 2000 issue by implementing a four-step plan. The first two steps involve conducting an inventory of all computer applications which support our business functions and prioritizing computer applications which are affected by the Year 2000 issue, based upon the degree of impact each application has on the functioning of our business units. The first two steps of the plan are substantially complete.

The final two steps of the four-step plan involve repairing and replacing affected computer programs and testing them for Year 2000 readiness. For computer applications which are "mission critical" (i.e., their failure would result in our complete inability to perform critical business functions), we expect to complete the final two steps of the plan by June 30, 1999. We expect to complete the repair and replacement of non-critical computer applications by December 31, 1999.

We believe the Year 2000 issue could have a material impact on our operations if we do not implement the four-step plan in a timely manner. However, based upon our progress, we believe we will meet our timetable, and the Year 2000 issue will not pose significant operational problems for our computer systems.

We do not expect the cost of addressing the Year 2000 issue to be material to our financial condition or results of operations.

                                TAX STATUS

Introduction

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. Moreover, this discussion is based upon our understanding of current federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

The Certificate is for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on annuity payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which you purchase the Certificate and upon the tax and employment status of the individual concerned.

Taxation of Annuities in General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a full surrender, a partial surrender, an assignment or gift of the Certificate, or annuity payments. A trust or other entity owning a Non-Qualified Certificate, other than as an agent for an individual, is taxed differently; increases in the value of a Certificate are taxed yearly whether or not a distribution occurs.

Surrenders, Assignments and Gifts. If you fully surrender your Certificate, the portion of the payment that exceeds your cost basis in the Certificate is subject to tax as ordinary income. For Non-Qualified Certificates, the cost basis is generally the amount of the purchase payments made for the Certificate. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging for lump-sum distributions received before January 1, 2000. A Designated Beneficiary receiving a lump sum surrender benefit after your death or the death of the Annuitant is taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects that the lump sum not be paid in order to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Certificates, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Certificates prior to annuitization are first included in gross income to the extent Certificate Value exceeds purchase payments. Then, to the extent the Certificate Value does not exceed purchase payments, such withdrawals are treated as a non-taxable return of principal to you. For partial withdrawals under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate, you will be treated as if you had received the amount assigned or pledged. You will be subject to taxation under the rules applicable to partial withdrawals or surrenders. If you give away your Certificate to anyone other than your spouse, you are treated for income tax purposes as if you had fully surrendered the Certificate.

A special computational rule applies if we issue to you, during any calendar year, two or more Certificates, or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is determined under
Section 72(e) of the Code. All of the contracts will be treated as one contract. We believe this means the amount of any distribution under any one Certificate will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Certificates or contracts exceeds the sum of each contract's cost basis.

Annuity Payments. We determine the non-taxable portion of each variable annuity payment by dividing the cost basis of your values allocated to Variable Account Value by the total number of expected payments. We determine the non-taxable portion of each fixed annuity payment with an "exclusion ratio" formula which establishes the ratio that the cost basis of your values allocated to Fixed Account Value bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

With respect to the "level monthly" payment option available under Annuity Option A, pursuant to which each annual payment is placed in our general account and paid out with interest in 12 equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.

Following any change by the payee to variable annuity payments under Option A, other than a change of the payment day of the month or a change from regular PIP to "level monthly" PIP (or vice versa) where the remaining payment length stays the same, the non-taxable portion of each payment will be recalculated in accordance with IRS standards.

Penalty Tax. Payments received by you, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on the following amounts received:

     o  after the taxpayer attains age 59-1/2;
     o in a series of substantially equal payments made for life or life expectancy;
     o after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant);
     o  if the taxpayer becomes totally and permanently disabled; or
     o under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments; provided only that one purchase payment is made to the Certificate, that the Certificate is not issued as a result of a Section 1035 exchange, and that the first annuity payment begins in the first Certificate Year.

Income Tax Withholding. We are required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" (TSAs) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account (IRA).

Section 1035 Exchanges. You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:

     o the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified
        Certificates";

     o purchase payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

     o purchase payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:
         (i)   the penalty tax does not apply to any distribution;
         (ii) partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
         (iii) assignments are not treated as surrenders subject to taxation. We base our understanding of the above principally on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Certificate, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate will not be treated as an annuity contract. As a consequence, income earned on a Certificate would be taxable to you in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, we could be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations which will prescribe the circumstances in which your control of the investments of a segregated asset account may cause you, rather than us, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. We, however, have reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since no regulations have been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, you are urged to consult with your tax adviser.

Qualified Plans

The Certificate is for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, we do not attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection with them. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of purchase payments from gross income for tax purposes. However, such purchase payments may be subject to Social Security (FICA) taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity"
(TSA).

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only:

     (a) when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or

     (b) in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you have requested a distribution from a Certificate, we will notify you if all or part of such distribution is eligible for rollover to another TSA or to an individual retirement annuity or account (IRA). Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate unless you direct us in writing to transfer the amount as a direct rollover to another TSA or IRA.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These individual retirement annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a
Section 408(b) Individual Retirement Annuity.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

Deferred Compensation Plans With Respect to Service for State and Local Governments

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans that enjoy special income tax treatment with respect to service for tax-exempt organizations, state governments, local governments, and agencies and instrumentalities of such governments. The Certificate can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. However, all such investments are owned by and subject to the claims of general creditors of the sponsoring employer.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

                    VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with our view of present applicable law, we will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Eligible Funds in our own right, we may elect to do so.

You have the voting interest under a Certificate prior to the Income Date. The number of shares held in each Sub-account which are attributable to you is determined by dividing your Variable Account Value in each Sub-account by the net asset value of the applicable share of the Eligible Fund. The payee has the voting interest after the Income Date under an annuity payment option. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

We will determine the number of shares in which a person has a voting interest as of the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund. We will solicit voting instructions in writing prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having a voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions.

                         SALES OF THE CERTIFICATES

Keyport Financial Services Corp. ("KFSC"), our subsidiary, serves as the principal underwriter for the Certificate described in this prospectus. Salespersons who represent us as variable annuity agents will sell the Certificates. Such salespersons are also registered representatives of broker/dealers who have entered into distribution agreements with KFSC. KFSC is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at 125 High Street, Boston, Massachusetts 02110.

A dealer selling the Certificate may receive up to 6.00% of purchase payments, and additional compensation later based on the Certificate Value attributable to those payments. The percentage may increase to 7.00% during certain time periods Keyport and KFSC select. In addition, under certain circumstances, we or certain of our affiliates, under a marketing support agreement with KFSC, may pay certain sellers for other services not directly related to the sale of the Certificates, such as special marketing support allowances.

We may sell Certificates with lower or no dealer compensation to a person who is an officer, director, or employee of ours or an affiliate of ours or to any Qualified Plan established for such a person. Such Certificates may be different from the Certificates sold to others in that they are not subject to the deduction for the certificate maintenance charge, the asset-based distribution charge or the surrender charge and they have a mortality and expense risk charge of 0.35% per year.


We may sell Certificates with lower or no dealer compensation as part of an exchange program for other fixed ("Old FA") and variable ("Old VA") annuity contracts we previously issued. A Certificate issued in exchange for an Old VA will be issued with an exchange endorsement and we will not assess a surrender charge under the Old VA at the time of the exchange. The exchange endorsement provides that we will calculate any surrender charge assessed under the Certificate in relation to the initial purchase payment (i.e., the amount exchanged) based on the actual time of each purchase payment under the Old VA. The endorsement also provides that we will not refund the amount described in "Right to Revoke" if the Certificate is returned. Instead, we will return the Old VA to the owner and treat it as if no exchange had occurred.


                             LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter are a party. We are engaged in various kinds of routine litigation which, in our judgment, is not of material importance in relation to our total capital and surplus.

                      INQUIRIES BY CERTIFICATE OWNERS

You may write us with questions about your Certificate to Keyport Life Insurance Company, Client Service Department, 125 High Street, Boston, MA 02110, or call (800) 367-3653.

          TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

                                                              Page
Keyport Life Insurance Company                                 2
Variable Annuity Benefits                                      2
  Variable Annuity Payment Values                              2
  Re-Allocating Sub-account Payments                           3
Custodian                                                      4
Principal Underwriter                                          4
Experts                                                        4
Investment Performance                                         4

  Yield for Stein Roe Money Market Sub-Account                 5
Financial Statements                                           6
  Variable Account A                                           7
  Keyport Life Insurance Company                               37

                                APPENDIX A

 THE FIXED ACCOUNT (ALSO KNOWN AS THE MODIFIED GUARANTEED ANNUITY ACCOUNT)

Introduction

This appendix describes the Fixed Account option available under the Certificate.

Fixed Account Values are subject to a limited market value adjustment. The adjustment may result in an increase or decrease in amounts transferred and amounts paid to you or other payees (including withdrawals, surrenders, death benefits, and amounts applied to purchase annuity payments). However, a market value adjustment will not reduce the interest rate applied to amounts you allocate to a Guarantee Period to less than 3% per year. Payments made from Fixed Account Values at the end of a Guarantee Period are not subject to the limited market value adjustment.

Any purchase payments you allocate to the Fixed Account option become part of our general account. Because of provisions in the securities laws, our general account including the Fixed Account, are not subject to regulation under the Securities Act of 1933 or the Investment Company Act of 1940. The Securities and Exchange Commission has not reviewed the disclosure in the prospectus relating to the general account and the Fixed Account option.

Allocations to the Fixed Account

We will allocate purchase payments to the Fixed Account according to your selection in the application. Your selection must specify the percentage of the purchase payment you want to allocate to each Guarantee Period. The percentage, if not zero, must be at least 5%. You may change the allocation percentages without any charges. You must make allocation changes in writing unless you have, in writing, authorized us to accept telephone allocation instructions. By authorizing us to accept telephone changes, you agree to the conditions and procedures we establish from time to time. The current conditions and procedures are in Appendix B. We will notify you in advance of any changes.

Each Guarantee Period currently offered is available for initial and subsequent purchase payments and for transfers of Certificate Value. We currently offer Guarantee Periods of 1, 3, 5, and 7 years. We may change at any time the number and/or length of Guarantee Periods we offer. If we no longer offer a particular Guarantee Period, the existing Fixed Account Value in that Guarantee Period will remain until the end of the period. At that time, you must select a different Guarantee Period.

Capital Protection Plus

We offer a capital protection plus program. Under this program, we allocate part of your purchase payment to the Guarantee Period you select.
Currently, you may only select the 7-year Guarantee Period.

Based on the length of the period and the period's interest rate, we determine how much of your purchase payment must be allocated to the Guarantee Period so that, at the end of the Guarantee Period, the allocated amount plus interest will be equal to your total purchase payment. We will allocate the rest of your purchase payment to the Sub-account(s) of the Variable Account based on your allocation instructions.

For example, assume you choose the 7-year Guarantee Period and we receive your purchase payment of $10,000 when the interest rate for the Guarantee Period is 6.75% per year. We will allocate $6,331 to that Guarantee Period, because $6,331 will increase, at the interest rate of 6.75%, to $10,000 after seven years. The remaining $3,669 of the payment will be allocated to the Sub-account(s) you select.

If you surrender or transfer any part of the Fixed Account Value before the end of the Guarantee Period, the value at the end of that period will not equal your original purchase payment amount.

Fixed Account Value

Fixed Account Value is equal to:

     o all purchase payments allocated or amounts transferred to the Fixed Account plus the interest credited on those payments or amounts transferred; less

     o any prior partial withdrawals or transfers from the Fixed Account, including any applicable charges.

Interest Credits

We credit interest daily. The interest we credit is based on an annual compound interest rate. It is credited to purchase payments allocated to the Fixed Account at rates we declare for Guarantee Periods of one or more years from the month and day of allocation. Any rate we set will be at least 3% per year.

Our interest crediting method may result in each of your Guarantee Periods being subject to different rates. For purposes of this section, we treat Variable Account Value transferred to the Fixed Account and Fixed Account Value that is renewed or transferred to another Guarantee Period as a purchase payment allocation.

Application of Market Value Adjustment

No market value adjustment applies to Guarantee Periods of less than three years.

A market value adjustment applies to any Fixed Account Value surrendered, withdrawn, transferred, or applied to an Annuity Option from a Guarantee Period of three years or more, unless:

     o  the transaction occurs at the end of the Guarantee Period, or

     o the Certificate is surrendered for the Death Benefit after the death of a Covered Person.

We apply the market value adjustment before we deduct any applicable surrender charges or taxes.

If a market value adjustment applies to a surrender or the application to an Annuity Option, we will add or deduct any positive or negative market value adjustment amount, respectively, to your Certificate Value.

If a market value adjustment applies to either a partial withdrawal or a transfer, we will add or deduct any positive or negative market value adjustment, respectively, to, the partial withdrawal or transfer amount after we have deducted the requested withdrawal or transfer amount from the Fixed Account Value. This means that the net amount may be more or less than the amount requested.

Effect of Market Value Adjustment

A market value adjustment reflects the change in prevailing current interest rates since the beginning of a Guarantee Period. The market value adjustment may be positive or negative. Any negative adjustment may be limited in amount (see "Market Value Adjustment Factor" below).

Generally, if the treasury rate (see "Treasury Rates" below) for your Guarantee Period is lower than the treasury rate for a new Guarantee Period with a length equal to the time remaining in your Guarantee Period, the market value adjustment will be negative and it will result in a reduction of the amount surrendered, withdrawn, transferred, or applied to an Annuity Option.

On the other hand, if the treasury rate for your Guarantee Period is higher than the treasury rate for a new Guarantee Period with a length equal to the time remaining in your Guarantee Period, then the market value adjustment will be positive and it will result in an increase in the amount surrendered, withdrawn, transferred, or applied to an Annuity Option.

Market Value Adjustment Factor

We compute the market value adjustment for each of your Guarantee Periods by multiplying the applicable amount surrendered, withdrawn, transferred, or applied to an Annuity Option, by the market value adjustment factor. The market value adjustment factor is calculated as the larger of formulas (a) and (b):

(a) (1+a)/(1+b)(n/12)-1

where:

"a" is the treasury rate for the initial number of years in your Guarantee
Period;

"b" is the treasury rate for a period equal to the time remaining (rounded up to the next whole number of 12-month periods) to the expiration of your Guarantee Period; and

"n" is the number of complete Guarantee Period Months remaining before the expiration of your Guarantee Period.

(b) (1.03)/(1+i)(y+d/#)-1

where:

"i" is the guaranteed interest rate for your Guarantee Period;

"y" is the number of complete 12-month periods that have elapsed in your Guarantee Period;

"d" is the number of calendar days since the end of the last complete 12-month period in your Guarantee Period or, if "y" is zero, the number of calendar days since the start of your Guarantee Period; and

"#" is the number of calendar days in the current 12-month period of your Guarantee Period, which is generally 365 days.

As stated above, the formula (b) amount will apply only if it is greater than the formula (a) amount. This will occur only when the formula (a) amount is negative and the formula (b) amount is a smaller negative number. Under these conditions, formula a's full (normal) negative market value adjustment will be limited to the extent that adjustment would decrease your Guarantee Period's Fixed Account Value below the following amount:

   (i)   the amount allocated to your Guarantee Period; less
   (ii) any prior systematic or partial withdrawal amounts and amounts transferred; less
   (iii) interest on the above items (i) and (ii) credited annually at a rate of 3% per year.

Treasury Rates

The treasury rate for a Guarantee Period is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" in formula (a) above. Weekly series are published at the beginning of the following week. The Determination Dates are the last business day before the 1st and 15th of each calendar month.

To determine the "a" treasury rate, we use the weekly series first published on or after the most recent Determination Date that occurs on or before the Start Date for the Guarantee Period. If the Start Date is the same as the Determination Date or the date of publication, or any date in between, we instead use the weekly series first published after the prior Determination Date. To determine the "b" treasury rate, we use the weekly series first published on or after the most recent Determination Date which occurs on or before the date on which the market value adjustment factor is calculated. If the calculation date is the same as the Determination Date or the date of publication, or any date in between, we will instead use the weekly series first published after the prior Determination Date.

If the number of years and or 12-month periods specified in "a" or "b" is not equal to a maturity in the Treasury Constant Maturity Series, we determine the treasury rate by straight line interpolation between the interest rates of the next highest and next lowest maturities.

If the Treasury Constant Maturity Series becomes unavailable, we will adopt a comparable constant maturity index. If such a comparable index is not available, we will replicate calculation of the Treasury Constant Maturity Series Index based on U.S. Treasury Security coupon rates.

End of A Guarantee Period

We will notify you in writing at least 30 days prior to the end of each of your Guarantee Periods. At the end of your Guarantee Period, we will automatically transfer your Guarantee Period's Fixed Account Value to the Stein Roe Money Market Sub-account unless we have received:

     o your election of a new Guarantee Period from among those we offer at that time; or

     o your instructions to transfer the ending Fixed Account Value to one or more Sub-accounts of the Variable Account.

You may not elect a new Guarantee Period that is longer than the number of years remaining until the Income Date

Transfers of Fixed Account Value

You may transfer Fixed Account Value from one of your Guarantee Periods to another or to one or more Sub-accounts of the Variable Account subject to any applicable market value adjustment. If the Fixed Account Value represents multiple Guarantee Periods, your transfer request must specify from which values you want the transfer made.

The Certificate allows us to limit the number of transfers you may make in a specified time period. Currently, we generally limit Variable Account and Fixed Account transfers to unlimited transfers per calendar year with a $500,000 per transfer dollar limit. See "Transfer of Variable Account Value" and "Limits on Transfers". These limitations will not apply to any transfer made at the end of a Guarantee Period. We will notify you prior to changing the current limitations.

You must request transfers in writing unless you have authorized us in writing to accept telephone transfer instructions from you or from a person acting on your behalf as an attorney-in-fact under a power of attorney. By authorizing us to accept telephone transfer instructions, you agree to the conditions and procedures we establish from time to time. The current conditions and procedures are in Appendix B. If you have authorized telephone transfers, you will be notified in advance of any changes. A person acting on your behalf as an attorney-in-fact under a power of attorney may request transfers in writing.

If we receive your transfer requests before 4:00 PM Eastern Time, or any other time for the close of trading on the New York Stock Exchange, we will execute them at the close of business that day. Any requests we receive later, we will execute at the close of the next business day.

If you transfer 100% of a Guarantee Period's value and your current allocation for purchase payments includes that Guarantee Period, we will automatically change the allocation formula for future purchase payments unless you instruct otherwise. For example, if the allocation formula is 50% to the One-Year Guarantee Period and 50% to Sub-account A and you transfer all Fixed Account Value to Sub-account A, we will change the allocation formula to 100% to Sub-account A.

                                APPENDIX B

                          TELEPHONE INSTRUCTIONS

Telephone Transfers of Certificate Values

1. If there are joint Certificate Owners, both must authorize us to accept telephone instructions but either Certificate Owner may give us telephone instructions.

2. All callers must identify themselves. We reserve the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to our satisfaction.

3. Neither we nor any person acting on our behalf shall be subject to any claim, loss, liability, cost or expense if we or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent. However, we will employ reasonable procedures to confirm that a telephone instruction is genuine and, if we do not, we may be liable for losses due to an unauthorized or fraudulent instruction. You thus bear the risk that an unauthorized or fraudulent instruction we execute may cause your Certificate Value to be lower than it would be had we not executed the instruction.

4. We record all conversations with disclosure at the time of the call.

5. The application for the Certificate may allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as durable in nature and it shall not be affected by your subsequent incapacity, disability or incompetency. Either we or the authorized person may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until:

     o  we receive your written revocation,
     o  we discontinue the privilege, or
     o we receive written evidence that you have entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. If we receive telephone transfer instructions at 800-367-3653 before 4:00 P.M. Eastern Time or other close of trading on the New York Stock Exchange, they will be initiated that day based on the unit value prices calculated at the close of that day. We will initiate instructions we receive after the close of trading on the NYSE on the following business day.

8. Once we accept instructions, they may not be canceled.


9. You must make all transfers in accordance with the terms of the Certificate and current prospectus. If your transfer instructions do not conform to these terms, we will not execute the transfer and will notify the caller within 48 hours.


10. If you transfer 100% of any Sub-account's value and the allocation formula for purchase payments includes that Sub-account, then we will change the allocation formula for future purchase payments accordingly unless we receive telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-account A and 50% to Sub-account B and you transfer all of Sub-account A's value to Sub-account B, we will change the allocation formula to 100% to Sub-account B unless you instruct us otherwise.

Telephone Changes to Purchase Payment Allocation Percentages

Numbers 1-6 above are applicable.

                                APPENDIX C

                       SYSTEMATIC WITHDRAWAL PROGRAM

Payment Type

There are three payment types available under all certificates (#1-3) and two that are available only under individual retirement annuities if the owner is under age 58-1/2 at time of the first payment (#4&5). We will not set up any payment type you select if we determine that the first payment amount will be less than $100.

  1. Percentage Method. We will apply a percentage specified by you, not to exceed 10%, to the Certificate Value at the time of the first payment, and pay you the total in equal payments based on the payment frequency you select. It is possible that the full percentage amount chosen will not be received in the initial Certificate Year under the program. A proportionate amount of the Percentage will be received based on the number of payments that will be made in the remainder of the Certificate Year in relation to the number of payments made annually under the selected payment frequency. For example, if the percentage chosen is 10% and the Certificate Year begins on January 2 and monthly payments begin on April 6 when the Certificate Value is $120,000, the monthly amount payable will be $1,000 (10% of $120,000, divided by 12). Nine payments (representing 9/12 of the 10% amount) will be made before the next January 2 anniversary. On the first payment date after the anniversary, (January 6 in this example), the dollar amount of the percentage will be recalculated and divided by 12 to determine the new monthly amount.

  2. Earnings Method. The payment amount is calculated at the time of each withdrawal by subtracting from the current Certificate Value (a) for the first withdrawal, the Certificate Value from one payment period prior (e.g., if the frequency is quarterly, the Certificate Value would be from three months prior) and (b) for each subsequent withdrawal, the Certificate Value at the time of the prior withdrawal. No payment will be made if the calculation amount is zero or less and payments will resume only when the calculation amount is greater than zero.

  3. Net Amount Method. You specify a set dollar amount for each withdrawal of at least $100. In the event a surrender charge is applicable to all or part of a withdrawal because your specified amount exceeds the "free withdrawal amounts", we will increase the withdrawal amount in order to create a net withdrawal amount equal to your specified amount.

  4. IRA Amortization Method. The systematic withdrawal amount will remain the same during the entire life expectancy period. We will calculate the payment amount based on the amortization method described in IRS Notice 89-25 (Q&A-12), using your Certificate Value on the date of the first payment, your life expectancy based on your attained age on the date of the first payment and IRS Table V, and an interest rate set by us on the date of the first payment that is not in excess of a reasonable rate.

  5. IRA Minimum Distribution Method. The systematic withdrawal amount will change each year during the life expectancy period. We will calculate the annual payment amount based on the minimum distribution method described in IRS Notice 89-25 (Q&A-12), by dividing your current Certificate Value at the time of each year's calculation by your then current life expectancy factor (the life expectancy factor is initially determined by your attained age on the date of the first payment and IRS Table V and it is then reduced by 1.0 when each succeeding year's calculation is made). The initial calculation of the annual payment amount will occur on the date of the first payment and each succeeding year's calculation will occur one year later. The annual payment calculated each year will be paid out in equal payments according to the frequency option chosen.

Payment Frequency and First Payment Date

You may request that withdrawals be made monthly, quarterly, semi-annually or annually. If, however, your selected payment frequency will create a withdrawal amount of less than $100, we will reduce the frequency of payments to an interval that will result in the withdrawal being at least $100.

Unless you select a later date by written request, the date of the first withdrawal will be (a) one payment period after the Certificate Date if you request systematic withdrawals at the time of your initial purchase payment or (b) one payment period after we receive your written request to begin systematic withdrawals. If, however, your written request is for an IRA Method (#4 or #5) and you made a partial withdrawal in the same Certificate Year, then the first withdrawal shall instead be on the next Certificate Anniversary.

Federal Income Tax Withholding

The taxable portion of withdrawals you receive from your Certificate is subject to 10% federal income tax withholding unless you elect not to have withholding apply. Any withholding will be deducted from the payment amount calculated under the payment type in effect.

You may elect not to have withholding apply to withdrawal payments by signing and dating an election of no withholding. You are liable for payment of federal income tax on the taxable portion of your withdrawal. You also may be subject to tax penalties if your withholding and estimated tax payments are not sufficient.

If you want federal income tax withholding to apply, please sign and date an election of withholding. Your election to withhold or to not withhold will remain in effect until you revoke it. You may revoke it at any time.

Direct Deposit of Payments

If you request direct deposit of systematic withdrawals to your checking or savings account, we will use our best effort to ensure that the correct amount is credited to your account within three business days of the payment date. If we transfer less than the correct amount, any shortfall will be corrected in full with the next transfer. If we transfer more than the correct amount or duplicate a transfer in error, any excess or duplicate amount, unless repaid to us in one sum, will be deducted from future transfers until we are repaid in full.

Important Income Tax Information

Payment Types 1-3. Systematic withdrawals will be taxed under the regular rules applicable to surrenders and not under the special exclusion ratio/amount rules applicable to annuity payments. All or part of each withdrawal may thus be taxable. In addition, anyone under the age of 59-1/2 at the time of a withdrawal may also be subject to a 10% federal income tax penalty on the taxable portion of the withdrawal. Our reporting to the Internal Revenue Service will be based on our opinion of the taxable amount and whether the penalty tax applies.

IRA Payment Types 4 and 5. Based on Internal Revenue Service requirements, we will report systematic withdrawals to them as 100% taxable. It is our opinion under current federal income tax laws that the withdrawals will not be subject to an additional 10% federal income penalty tax because they will be part of a series of substantially equal periodic payments made for your life expectancy. We will thus report to the Internal Revenue Service that no penalty tax applies. If, however, you end systematic withdrawals before the later of your attaining age 59-1/2 or five years after the first payment, you will then be subject to both retroactive 10% federal penalty taxes on all systematic withdrawals made before 59-1/2 and federal interest penalties on those taxes. Unlike you, we may not end your systematic withdrawals before your retroactive penalty tax period has expired.

Other Systematic Withdrawal Conditions

Under payment types #1-3, if any withdrawal would cause your Certificate Value to be reduced below the minimum value specified in your Certificate, that withdrawal will not be made and will contact you about modifying the withdrawal amount and/or the payment frequency so that withdrawals may resume. Your systematic withdrawals will continue until we receive your written revocation, we discontinue the program, or the annuitant or an owner dies. Once authorization terminates, systematic withdrawals cannot be resumed again until after the next Certificate Anniversary. At that time a new systematic withdrawal request form will be required. All additional withdrawals after termination will be treated as regular withdrawals and surrender charges may apply.

Under IRA payment types #4 and 5, you may not make a withdrawal outside the program or surrender the Certificate during the period of systematic withdrawals. Also, you may not make any additional purchase payments to the Certificate. Your systematic withdrawals will continue in force until we receive your written revocation, you die, or we discontinue the program after the later of your attaining age 59-1/2 or five years after your first payment. Once your authorization terminates, systematic withdrawals may not be resumed. All additional withdrawals after termination will be treated as regular withdrawals and surrender charges may apply.

For other information of a general nature, including circumstances under which the surrender charge and/or the Fixed Account market value adjustment may apply to any withdrawals, see "Systematic Withdrawal Program" under "OTHER SERVICES".

                              Distributed by:
                     Keyport Financial Services Corp.
                  125 High Street, Boston, MA 02110-2712



                                Issued by:
                      Keyport Life Insurance Company
                  125 High Street, Boston, MA 02110-2712





KAO.PROS                                                         2238.6/99

Yes. I would like to receive the Keyport Advisor Optima Variable Annuity Statement of Additional Information.
Yes. I would like to receive the Statement of Additional Information for the Eligible Funds of:
AIM Variable Insurance Funds, Inc.
Alliance Variable Products Series Fund, Inc.
Liberty Variable Investment Trust
Mitchell Hutchins Series Trust
SteinRoe Variable Investment Trust
Templeton Variable Products Series Fund
Name
Address
City
State
Zip

                            BUSINESS REPLY MAIL

                FIRST CLASS MAIL PERMIT NO. 6719 BOSTON, MA

                     POSTAGE WILL BE PAID BY ADDRESSEE

                        KEYPORT LIFE INSURANCE CO.
                              125 HIGH STREET
                           BOSTON, MA 02110-2712

                                NO POSTAGE
                                 NECESSARY
                                 IF MAILED
                                  IN THE
                               UNITED STATES

                                  PART B

                    STATEMENT OF ADDITIONAL INFORMATION

              GROUP AND INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                    DEFERRED VARIABLE ANNUITY CONTRACT
                                 ISSUED BY
                            VARIABLE ACCOUNT A
                                    OF
                KEYPORT LIFE INSURANCE COMPANY ("Keyport")



This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Keyport Advisor Optima variable annuity prospectus dated July 1, 1999. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Keyport at 125 High Street, Boston, MA 02110 or by calling (800) 437-4466.




                             TABLE OF CONTENTS

                                                                     Page

Keyport Life Insurance Company.........................................2
Variable Annuity Benefits..............................................2
  Variable Annuity Payment Values......................................2
  Re-Allocating Sub-Account Payments...................................3
Custodian..............................................................4
Principal Underwriter..................................................4
Experts................................................................4
Investment Performance.................................................4

  Yield for Stein Roe Money Market Sub-Account.........................5
Financial Statements...................................................6
  Variable Account A...................................................7
  Keyport Life Insurance Company......................................37






The date of this statement of additional information is July 1, 1999.






KAPW1999.SAI

                      KEYPORT LIFE INSURANCE COMPANY

Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance company, is the ultimate corporate parent of Keyport. Liberty Mutual ultimately controls Keyport through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, LFC Holdings Inc., Liberty Financial Companies, Inc. ("LFC") and SteinRoe Services, Inc. Liberty Mutual, as of December 31, 1998, owned, indirectly, approximately 72% of the combined voting power of the outstanding stock of LFC (with the balance being publicly held). For additional information about Keyport, see page 8 of the prospectus.

                         VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values

For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all Sub-Account payments; less (b) the pro-rata amount of the annual Certificate Maintenance Charge.

The first payment for each Sub-Account will be determined by deducting any applicable Certificate Maintenance Charge and any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Certificate's annuity table for the particular payment option; or
(b) the factor currently offered by Keyport at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Keyport uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

When Keyport first purchased Eligible Fund shares on behalf of the Variable Account, Keyport valued each Annuity Unit for each Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Keyport calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:

    (a) is equal to the net investment factor as defined in the prospectus without any deduction for the Distribution Charge defined in
(c)(ii)
        of the net investment factor formula; and

    (b) is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Certificate's annuity tables is 6% per year (5% per year for Oregon and Texas Certificates). An AIR of 3% per year is also currently available upon Written Request.

With  a  particular  AIR, payments after the first  one  will  increase  or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a 3% AIR is selected instead of a 6% AIR but, all other things being equal, the subsequent 3% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 6%, 3%, or 0%
between the time of the first and second payments. With an actual 9% return, the 3% AIR and 6% AIR payments would both increase in amount but the 3% AIR payment would increase by a larger percentage. With an actual 6% return, the 3% AIR payment would increase in amount while the 6% AIR payment would stay the same. With an actual return of 3%, the 3% AIR payment would stay the same while the 6% AIR payment would decrease in amount. Finally, with an actual return of 0%, the 3% AIR and 6% AIR payments would both decrease in amount but the 3% AIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the 3% AIR payment amount might become larger than the 6% AIR payment amount. Note though that if Option A (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the 3% AIR payment amount will start out being smaller than the 6% AIR payment amount but eventually the 3% AIR payment amount will become larger than the 6% AIR payment amount.

Re-Allocating Sub-Account Payments

The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Keyport to change the Sub-Account(s) used to determine the amount of the variable annuity payments unlimited times every 12 months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 5% and must be a whole number. At the end of the Valuation Period during which Keyport receives the request, Keyport will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

                                 CUSTODIAN

The custodian of the assets of the Variable Account is State Street Bank and Trust Company, a state chartered trust company. Its principal office is at 225 Franklin Street, Boston, Massachusetts.

                           PRINCIPAL UNDERWRITER

The   Contract  and  Certificates,  which  are  offered  continuously,  are distributed by Keyport Financial Services Corp. ("KFSC"), a wholly-owned subsidiary of Keyport.

                                  EXPERTS


The consolidated financial statements of Keyport Life Insurance Company at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the financial statements of Keyport Life Insurance Company-Variable Account A at December 31, 1998 and for each of the two years in the period ended December 31, 1998, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                          INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as sales charges or administrative charges) that are deducted directly from Certificate values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Stock Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade
Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Yield for Stein Roe Money Market Sub-Account

Yield percentages for the Stein Roe Money Market Sub-Account are calculated using the method prescribed by the Securities and Exchange Commission. Yields reflect the deduction of the annual 1.40% asset-based Certificate charges. Yields also reflect, on an allocated basis, the Certificate's annual $36 Certificate Maintenance Charge that is collected after the first Certificate Anniversary. Yields do not reflect Surrender Charges and premium tax charges. The yield would be lower if these charges were included. The following is the standardized formula:

Yield equals:   (A - B - 1) X  365
                   C           7

Where:

  A = the Accumulation Unit value at the end of the 7-day period.

  B = hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual Stein Roe Money Market Sub-Account charge is equal to the $36 Certificate charge multiplied by a fraction equal to the average number of Certificates with Stein Roe Money Market Sub-
          Account
      value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted
      to a  7-day charge by multiplying it by 7/365. It is then equated  to an
      Accumulation Unit size basis by multiplying it by a fraction equal to the average value of one Stein Roe Money Market Sub-Account Accumulation Unit during the 7-day period divided by the average Certificate Value in Stein Roe Money Market Sub-Account during the 7-day period.

  C = the Accumulation Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the Stein Roe Money Market Sub-Account will continue over an entire year.

                           FINANCIAL STATEMENTS


The financial statements of the Variable Account and Keyport Life Insurance Company are included in the statement of additional information. The consolidated financial statements of Keyport Life Insurance Company are provided as relevant to its ability to meet its financial obligations under the Certificates and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                      Report of Independent Auditors


To the Board of Directors of Keyport Life Insurance Company and Contract Owners of Variable Account A


We have audited the accompanying statement of assets and liabilities of Keyport Life Insurance Company-Variable Account A as of December 31, 1998, and the related statement of operations and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of Keyport Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keyport Life Insurance Company - Variable Account A at December 31, 1998 and the results of its operations and changes in net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles.




Boston, Massachusetts                            /s/Ernst & Young LLP
March 12, 1999

            KEYPORT LIFE INSURANCE COMPANY -VARIABLE ACCOUNT A
                    Statement of Assets and Liabilities
                             December 31, 1998

Assets
 Investments at market value:
  AIM Variable Insurance Funds, Inc.
   AIM Capital Appreciation - 6B  379 shares (cost $8,974)   $      9,554
   AIM Growth Fund - 6E   8,146 shares (cost $186,384)            202,010
   AIM International Equity - 6F 16,572 share (cost $310,852)     325,136

  Alger American Fund
   Alger American Growth Portfolio - 417,273 shares
     (cost $18,676,912)                                        22,207,260
   Alger American Small Capitalization Portfolio - 196,871
     shares (cost $8,130,968)                                   8,656,431

  Alliance Variable Products Series Fund, Inc.
   Alliance Global Bond Portfolio - 927,269 shares
     (cost $10,847,338)                                        11,516,687
   Alliance Premier Growth Portfolio - 1,731,558 shares
     (cost $44,053,572)                                        53,730,245
   Alliance Growth & Income - 25,632 shares (cost $503,344)       559,796
   Alliance Real Estate- 12,184 shares (cost $121,561)            119,161

  MFS Variable Insurance Trust
   MFS Emerging Growth Series - 894,367 shares
     (cost $15,706,134)                                        19,202,062
   MFS Bond Series - 75,777 shares (cost $852,491)                862,341
   MFS Research Series - 1,419,949 shares (cost $23,550,261)   27,050,035

  Manning & Napier Insurance Fund, Inc.
   Manning & Napier Small Cap Portfolio - 311  shares
     (cost $2,986)                                                  2,602
   Manning & Napier Growth Portfolio - 38,370 shares
     (cost $484,706)                                              456,597
   Manning & Napier Equity Portfolio - 257  shares
     (cost $2,687)                                                  3,139

  SteinRoe Variable Investment Trust
   SteinRoe Money Market Fund -  30,900,827 shares
     (cost $30,900,827)                                        30,900,827
   SteinRoe Special Venture Fund - 458,531 shares
     (cost $7,115,633)                                          6,245,190
   SteinRoe Balanced Fund - 3,016,489  shares
     (cost $47,584,545)                                        51,702,622
   SteinRoe Mortgage Securities Fund - 2,386,633 shares
     (cost $25,382,097)                                        25,751,769
   SteinRoe Growth Stock Fund - 714,362 shares
     (cost $25,625,516)                                        31,096,195


  Liberty Variable Investment Trust
   Colonial Growth and Income Fund - 3,024,919 shares
     (cost $47,587,882)                                        49,578,423
   SteinRoe Global Utilities Fund - 1,173,402 shares
     (cost $14,746,249)                                        16,146,012
   Colonial International Fund for Growth - 16,949,331
     shares (cost $33,598,287)                                 33,898,662

   Colonial Strategic Income Fund - 4,422,610 shares
     (cost $50,766,366)                                        49,002,513
   Colonial U.S. Stock Fund - 3,037,545 shares
     (cost $52,955,373)                                        57,075,468
   Colonial High Yield Securities Fund -101,476 shares
     (cost $979,969)                                              944,743
   Colonial Small Cap Value Fund - 5,363 shares
     (cost $42,018)                                                46,067
   Newport Tiger Fund - 2,731,285 shares (cost $5,050,529)      4,288,118
   Liberty All-Star Equity Fund - 3,482,795 shares
     (cost $14,157,767)                                        41,445,264

     Total assets                                             543,024,929

Liabilities
  Due to Keyport Life Insurance Company (Note 2)                  (26,722)

     Net assets                                              $542,998,207

Net assets
  Variable annuity contracts (Note 5)                        $450,011,371
  Annuity reserves (Note 2)                                    70,314,564
  Retained by Keyport Life Insurance Company (Note 2)          22,672,272

     Net assets                                              $542,998,207

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                             AIM Capital       AIM
                         Appreciation - 6B*  Growth - 6E *
                                1998           1998
Income
 Dividends                  $      256   $     8,896
 Expenses (Note 3)
  Mortality and expense
   risk and administrative
   charges                         105         2,217
 Net investment income
   (expense)                       151         6,679
 Realized gain (loss)                1           186
 Unrealized appreciation
   (depreciation) during
   the period                      580        15,627
 Net increase (decrease)
   in net assets from
   operations                      732        22,492

 Purchase payments from
   contract owners               8,742       166,041
 Transfers between accounts         80        13,477
 Contract terminations
   and annuity payouts             -             -
 Other transfers to
   Keyport Life Insurance
   Company                         -             -
 Net increase (decrease)
   in net assets from
   contract transactions         8,822       179,518

 Net assets at
   beginning of period             -             -

 Net assets at end
   of period                $    9,554  $    202,010

              * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                        AIM International      Alger American
                          Equity - 6F *       Growth Portfolio
                              1998            1998          1997
Income
  Dividends               $     1,557    $   922,815    $     7,036
 Expenses (Note 3)
  Mortality and expense
   risk and administrative
   charges                      3,569        283,553         15,446
 Net investment income
   (expense)                   (2,012)       639,262         (8,410)
 Realized gain (loss)             (10)         7,907          4,303
 Unrealized appreciation
   (depreciation) during
   the period                  14,284      3,388,828        142,736
 Net increase (decrease)
   in net assets from
   operations                  12,262      4,035,997        138,629

 Purchase payments from
   contract owners            309,855     10,554,510      2,181,692
 Transfers between accounts     3,019      8,177,650        506,725
 Contract terminations and
   annuity payouts                -       (2,990,747)      (346,642)
 Other transfers to
   Keyport Life Insurance
   Company                        -              -         (138,831)
 Net increase (deacrease)
   in net assets
   from contract
   transactions               312,874     15,741,413      2,202,944

 Net assets at beginning
   of period                      -        2,429,850         88,277

 Net assets at end of
   period                 $   325,136    $22,207,260    $ 2,429,850

             * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                          Alger American Small        Alliance Global
                        Capitalization Portfolio       Bond Portfolio
                             1998        1997        1998         1997
Income
  Dividends              $   512,814  $   19,970  $    85,813  $   46,153
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                    98,963       6,420      138,776      13,195
 Net investment income
   (expense)                 413,851      13,550      (52,963)     32,958
 Realized gain (loss)         (7,450)        884        2,468        (569)
 Unrealized appreciation
   (depreciation) during
   the period                444,946      80,144      668,715         567
 Net increase (decrease) in
   net assets from
   operations                851,347      94,578      618,220      32,956

 Purchase payments from
   contract owners         4,038,589   1,243,346    5,658,084   2,259,490
 Transfers between
   accounts                3,133,840     472,305    5,089,523     122,656
 Contract terminations
   and annuity payouts    (1,107,934)    (37,571)  (1,935,854)   (245,542)
 Other transfers to
   Keyport Life Insurance
   Company                       -      (100,030)         -      (119,789)
 Net increase (decrease)
   in net assets
   from contract
   transactions            6,064,495   1,578,050    8,811,753   2,016,815

 Net assets at beginning
   of period               1,740,589      67,961    2,086,714      36,943

 Net assets at end of
   period                $ 8,656,431  $1,740,589  $11,516,687  $2,086,714

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                               Alliance Premier         Alliance Growth
                               Growth Portfolio            & Income *
                              1998           1997             1998
Income
   Dividends              $     14,979   $      1,673     $         -
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                     676,381         23,650             6,145
 Net investment income
   (expense)                  (661,402)       (21,977)           (6,145)
 Realized gain (loss)              318          1,545               169
 Unrealized appreciation
   (depreciation) during
   the period                9,334,300        342,779            56,451
 Net increase (decrease)
   in net assets from
   operations                8,673,216        322,347            50,475

 Purchase payments from
   contract owners          29,356,134      3,624,819           519,916
 Transfers between
   accounts                 20,346,792        608,727             9,887
 Contract terminations and
   annuity payouts          (8,848,981)      (163,817)          (20,482)
 Other transfers to
   Keyport Life Insurance
   Company                         -         (240,813)              -
 Net increase (decrease)
   in net assets
   from contract
   transactions             40,853,945      3,828,916           509,321

 Net assets at beginning
   of period                 4,203,084         51,821               -

 Net assets at end of
   period                 $ 53,730,245   $  4,203,084     $     559,796

          * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                             Alliance            MFS Emerging
                           Real Estate *        Growth Series
                              1998          1998            1997
Income
   Dividends              $       -      $    43,497    $         -
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                      1,308        241,758           16,111
 Net investment income
   (expense)                   (1,308)      (198,261)         (16,111)
 Realized gain (loss)             (11)        (5,826)           3,701
 Unrealized appreciation
   (depreciation) during
   during the period           (2,401)     3,304,524          192,521
 Net increase (decrease)
   in net assets from
   operations                  (3,720)     3,100,437          180,111

 Purchase payments from
   contract owners            119,542     11,148,879        2,160,760
 Transfers between
   accounts                     3,366      5,908,917          208,009
 Contract terminations and
   annuity payouts                (27)    (3,356,215)         (66,034)
 Other transfers to
   Keyport Life Insurance
   Company                        -              -           (137,696)
 Net increase (decrease)
   in net assets
   from contract
   transactions               122,881     13,701,581        2,165,039

 Net assets at beginning
   of period                      -        2,400,044           54,894

 Net assets at end of
   period                 $   119,161    $19,202,062    $   2,400,044

        * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                         MFS Bond Series *   MFS Research Series
                             1998           1998            1997
Income
   Dividends              $      -       $   209,197    $      -
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                     9,466         324,618        37,551
 Net investment income
   (expense)                  (9,466)       (115,421)      (37,551)
 Realized gain (loss)             69           4,725         9,594
 Unrealized appreciation
   (depreciation) during
   during the period           9,849       3,157,773       343,416
 Net increase (decrease)
   in net assets from
   operations                    452       3,047,077       315,459

 Purchase payments from
   contract owners           805,355      12,688,545     5,140,002
 Transfers between
   accounts                   56,588       9,878,627       522,262
 Contract terminations and
   annuity payouts               (54)     (4,099,205)     (237,046)
 Other transfers to
   Keyport Life Insurance
   Company                       -               -        (317,380)
 Net increase (decrease)
   in net assets
   from contract
   transactions              861,889      18,467,967     5,107,838

 Net assets at beginning
   of period                     -         5,534,991       111,694

 Net assets at end of
   period                 $  862,341     $27,050,035    $ 5,534,991

                * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                             Manning & Napier     Manning & Napier
                            Small Cap Portfolio   Growth Portfolio
                               1998         1997        1998
Income
   Dividends                $      517   $     -     $    17,491
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                          29         22          5,012
 Net investment income
   (expense)                       488        (22)        12,479
 Realized gain (loss)                3         -              (7)
 Unrealized appreciation
   (depreciation) during
   during the period              (856)       348        (28,108)
 Net increase (decrease)
   in net assets from
   operations                     (365)       326        (15,636)

 Purchase payments from
   contract owners                  -          -         466,902
 Transfers between
   accounts                     (2,320)     2,635          5,331
 Contract terminations and
   annuity payouts                  -          -              -
 Other transfers to
   Keyport Life Insurance
   Company                          -        (309)            -
 Net increase (decrease)
   in net assets
   from contract
   transactions                 (2,320)     2,326        472,233

 Net assets at beginning
   of period                     5,287      2,635             -

 Net assets at end of
   period                   $    2,602   $  5,287    $   456,597

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                           Manning & Napier        SteinRoe Money
                           Equity Portfolio          Market Fund
                            1998      1997       1998         1997
Income
   Dividends              $    200  $    11  $   103,247  $    88,861
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                      34       21    1,055,552       22,431
 Net investment income
   (expense)                   166      (10)    (952,305)      66,430
 Realized gain (loss)            6       -            -            -
 Unrealized appreciation
   (depreciation) during
   during the period           (96)     533           -            -
 Net increase (decrease)
   in net assets from
   operations                   76      523     (952,305)      66,430

 Purchase payments from
   contract owners              -        -    26,805,829    4,086,249
 Transfers between
   accounts                 (2,226)   2,537    9,997,765     (248,406)
 Contract terminations and
   annuity payouts              -        -    (8,183,303)    (507,784)
 Other transfers to
   Keyport Life Insurance
   Company                      -      (309)          -      (185,241)
 Net increase (decrease)
   in net assets
   from contract
   transactions             (2,226)   2,228   28,620,291    3,144,818

 Net assets at beginning
   of period                 5,289    2,538    3,232,841       21,593

 Net assets at end of
   period                 $  3,139  $ 5,289  $30,900,827  $ 3,232,841

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                             SteinRoe Special             SteinRoe
                               Venture Fund             Balanced Fund
                             1998         1997       1998          1997
Income
   Dividends              $       -   $  272,821  $       -    $  562,770
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                    62,279      19,873      431,783      70,541
 Net investment income
   (expense)                 (62,279)    252,948     (431,783)    492,229
 Realized gain (loss)        145,327       2,563      408,403      38,346
 Unrealized appreciation
   (depreciation) during
   during the period        (699,035)   (171,408)   3,944,917     173,160
 Net increase (decrease)
   in net assets from
   operations               (615,987)     84,103    3,921,537     703,735

 Purchase payments from
   contract owners         3,375,836   2,598,769   22,947,236   9,462,383
 Transfers between
   accounts                1,244,874     311,872   17,871,316     191,572
 Contract terminations and
   annuity payouts          (445,514)   (213,965)  (2,320,956)   (672,546)
 Other transfers to
   Keyport Life Insurance
   Company                        -     (153,750)          -     (531,642)
 Net increase (decrease)
   in net assets
   from contract
   transactions            4,175,196   2,542,926   38,497,596   8,449,767

 Net assets at beginning
   of period               2,685,981      58,952    9,283,489     129,987

 Net assets at end of
   period                 $6,245,190  $2,685,981  $51,702,622  $9,283,489

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                            SteinRoe Mortgage         SteinRoe Growth
                             Securities Fund             Stock Fund
                            1998          1997       1998         1997
Income
   Dividends             $        -   $       -   $       -    $   55,649
Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                   250,260      39,014      268,921      18,450
 Net investment income
   (expense)                (250,260)    (39,014)    (268,921)     37,199
 Realized gain (loss)        (21,858)      5,479    1,110,012       7,640
 Unrealized appreciation
   (depreciation) during
   during the period         146,629     232,370    5,175,373     295,306
 Net increase (decrease)
   in net assets from
   operations               (125,489)    198,835    6,016,464     340,145

 Purchase payments from
   contract owners        11,312,207   4,838,331   16,066,184   1,911,470
 Transfers between
   Accounts               10,917,911     880,659    7,673,007     354,426
 Contract terminations and
   annuity payouts        (1,600,632)   (484,716)  (1,063,029)    (88,499)
 Other transfers to
   Keyport Life Insurance
   Company                        -     (300,709)          -     (137,696)
 Net increase (decrease)
   in net assets
   from contract
   transactions           20,629,486   4,933,565   22,676,162   2,039,701

 Net assets at beginning
   of period               5,247,772     115,372    2,403,569      23,723

 Net assets at end of
   period                $25,751,769  $5,247,772  $31,096,195  $2,403,569

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                             Colonial Growth           SteinRoe Global
                             and Income Fund           Utilities Fund
                             1998        1997        1998          1997
Income
   Dividends             $ 1,866,557 $ 1,106,861  $   253,744  $  180,945
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                   489,409      85,976      158,679      16,814
Net investment income
   (expense)               1,377,148   1,020,885       95,065     164,131
 Realized gain (loss)         56,210       1,229       17,820      14,318
 Unrealized appreciation
   (depreciation) during
   during the period       1,591,420     415,501    1,289,332     111,657
 Net increase (decrease)
   in net assets from
   operations              3,024,778   1,437,615    1,402,217     290,106

 Purchase payments from
   contract owners        21,519,326  10,591,566    7,058,523   2,094,656
 Transfers between
   accounts               16,633,854     521,716    6,141,991     305,113
 Contract terminations and
   annuity payouts        (2,946,314)   (814,237)    (821,372)   (217,417)
 Other transfers to
   Keyport Life Insurance
   Company                   (18,401)   (650,196)      (2,232)   (135,226)
 Net increase (decrease)
   in net assets
   from contract
   transactions           35,188,465   9,648,849   12,376,910   2,047,126

 Net assets at beginning
   of period              11,346,779     260,315    2,364,653      27,421

 Net assets at end of
   period                $49,560,022 $11,346,779  $16,143,780  $2,364,653

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                          Colonial International    Colonial Strategic
                              Fund for Growth           Income Fund
                            1998           1997     1998          1997
Income
   Dividends             $   127,229 $   403,055 $ 2,985,885  $   422,411
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                   326,216      73,074     483,306       65,183
 Net investment income
   (expense)                (198,987)    329,981   2,502,579      357,228
 Realized gain (loss)          1,670      (1,137)     (1,086)       1,156
 Unrealized appreciation
   (depreciation) during
   during the period       1,116,168    (807,565) (1,746,749)       2,913
 Net increase (decrease)
   in net assets from
   operations                918,851    (478,721)    754,744      361,297

 Purchase payments from
   contract owners        14,230,002   9,865,737  22,100,729    9,201,396
 Transfers between
   accounts               10,942,976   1,900,319  20,425,398      697,296
 Contract terminations and
   annuity payouts        (2,278,286)   (758,352) (3,326,987)    (908,548)
 Other transfers to
   Keyport Life Insurance
   Company                      (639)   (577,952)         -      (518,675)
 Net increase (decrease)
   in net assets
   from contract
   transactions           22,894,053  10,429,752  39,199,140    8,471,469

 Net assets at beginning
   of period              10,085,119     134,088   9,048,629      215,863

 Net assets at end of
   period                $33,898,023 $10,085,119 $49,002,513  $ 9,048,629

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                                    Colonial U.S.    Colonial High Yield
                                     Stock Fund        Securities Fund *
                                1998           1997          1998
Income
   Dividends                $  2,277,895   $    930,220   $   43,741
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                       556,819         77,827       10,850
 Net investment income
   (expense)                   1,721,076        852,393       32,891
 Realized gain (loss)            102,275         12,679          158
 Unrealized appreciation
   (depreciation) during
   during the period           3,613,148        514,911      (35,226)
 Net increase (decrease)
   in net assets from
   operations                  5,436,499      1,379,983       (2,177)

 Purchase payments from
   contract owners            27,320,953      8,438,980    1,001,169
 Transfers between
   accounts                   16,723,140      1,833,702      (17,492)
 Contract terminations and
   annuity payouts            (2,966,899)      (621,133)     (36,757)
 Other transfers to
   Keyport Life Insurance
   Company                        (4,860)      (605,245)         (47)
 Net increase
   in net assets
   from contract
   transactions               41,072,334      9,046,304      946,873

 Net assets at beginning
   of period                  10,561,775        135,488           -

 Net assets at end of
   period                   $ 57,070,608   $ 10,561,775   $  944,696

              * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                         Colonial Small Cap
                             Value Fund *       Newport Tiger Fund
                                1998          1998            1997
Income
   Dividends                $       438   $     80,691   $     14,295
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                          506         48,602         18,422
 Net investment income
   (expense)                        (68)        32,089         (4,127)
 Realized gain (loss)               121         12,183        (22,847)
 Unrealized appreciation
   (depreciation) during
   during the period              4,049       (310,542)      (450,812)
 Net increase (decrease)
   in net assets from
   operations                     4,102       (266,270)      (477,786)

 Purchase payments from
   contract owners               38,722      1,541,776      2,256,281
 Transfers between
   accounts                       3,243      1,412,702        372,400
 Contract terminations and
   annuity payouts                   -        (474,114)       (54,826)
 Other transfers to
   Keyport Life Insurance
   Company                          (12)            -        (118,554)
 Net increase (decrease)
   in net assets
   from contract
   transactions                  41,953      2,480,364      2,455,301

 Net assets at beginning
   of period                         -       2,074,024         96,509

 Net assets at end of
   Period                   $    46,055   $  4,288,118   $  2,074,024

            * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                                     Liberty All-Star Equity Fund
                                       1998                 1997
Income
   Dividends                       $     173,281      $      21,113
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                               235,064                913
 Net investment income
   (expense)                             (61,783)            20,200
 Realized gain (loss)                    152,083                -
 Unrealized appreciation
   (depreciation) during
   during the period                   5,074,612            145,370
 Net increase (decrease)
   in net assets from
   operations                          5,164,912            165,570

 Purchase payments from
   contract owners                    11,242,834            722,965
 Transfers between
   accounts                            7,882,616         21,357,812
 Contract terminations and
   annuity payouts                    (3,871,455)           (15,331)
 Other transfers to
   Keyport Life Insurance
   Company                                  (531)        (1,204,659)
 Net increase (decrease)
   in net assets from
   contract transactions              15,253,464         20,860,787

 Net assets at beginning
   of period                          21,026,357                -

 Net assets at end of
   Period                          $  41,444,733   $     21,026,357

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                                        Total             Total
                                        1998               1997
Income
   Dividends                       $   9,730,740      $   4,133,844
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                             6,170,180            620,934
 Net investment income
   (expense)                           3,560,560          3,512,910
 Realized gain (loss)                  1,985,866             78,884
 Unrealized appreciation
   (depreciation) during
   during the period                  39,528,512          1,564,447
 Net increase (decrease)
   in net assets from
   operations                         45,074,938          5,156,241

 Purchase payments from
   contract owners                   262,402,420         82,678,892
 Transfers between
   accounts                          180,475,852         30,924,337
 Contract terminations and
   annuity payouts                   (52,695,117)        (6,454,006)
 Other transfers to
   Keyport Life Insurance
   Company                               (26,722)        (6,174,702)
 Net increase (decrease)
   in net assets from contract
   transactions                      390,156,433        100,974,521

 Net assets at beginning
   of period                         107,766,836          1,636,074

 Net assets at end of
   period                          $ 542,998,207      $ 107,766,836

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                       Notes to Financial Statements
                             December 31, 1998

1.  Organization

Variable Account A (the "Variable Account"), was established on January 30, 1996 as a segregated investment account of Keyport Life Insurance Company (the "Company"). The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940 and invests in shares of eligible funds. The Variable Account is a funding vehicle for group and individual variable annuity contracts. The Variable Account currently offers three contracts: Keyport Advisor Variable Annuity, Keyport Advisor Vista Variable Annuity and Manning & Napier Variable Annuity, distinguished principally by the level of expenses, surrender charges, and eligible fund options. The three contracts and their respective eligible fund options are as follows:

Keyport Advisor Variable Annuity   Keyport Advisor Vista Variable Annuity

Alger American Fund:               AIM:
  Alger American Growth Portfolio    AIM Capital Appreciation Fund
  Alger American Small               AIM Growth Fund
    Capitalization Portfolio         AIM International Equity Fund

MFS Variable Insurance Trust:      MFS Variable Insurance Trust:
  MFS Emerging Growth Series         MFS Emerging Growth Series
  MFS Research Series                MFS Research Series
                                     MFS Bond Series

SteinRoe Variable Investment       SteinRoe Variable Investment
     Trust (SRVIT):                     Trust (SRVIT):
  SteinRoe Money Market Fund         SteinRoe Money Market Fund
  SteinRoe Special Venture Fund      SteinRoe Special Venture Fund
  SteinRoe Balanced Fund             SteinRoe Balanced Fund
  SteinRoe Mortgaged Securities      SteinRoe Growth Stock Fund
      Fund
  SteinRoe Growth Stock Fund

Liberty Variable Investment        Liberty Variable Investment
     Trust (LVIT):                      Trust (LVIT):
  Colonial Growth and Income Fund    Colonial Growth and Income Fund
  SteinRoe Global Utilities Fund     SteinRoe Global Utilities Fund
  Colonial International Fund        Colonial Strategic Income Fund
      for Growth
  Colonial Strategic Income Fund     Colonial U.S. Stock Fund
  Colonial U.S. Stock Fund           Liberty All-Star Equity Fund
  Newport Tiger Fund                 Colonial Small Cap Value Fund
  Liberty All-Star Equity Fund       Colonial High Yield Securities Fund

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

1.  Organization (continued)

Alliance Variable Products         Alliance Variable Products
     Series Fund, Inc:                  Series Fund, Inc:
  Alliance Global Bond Portfolio     Alliance Global Bond Portfolio
  Alliance Premier Growth Portfolio  Alliance Premier Growth Portfolio
                                          Alliance Growth and Income
Portfolio
                                          Alliance Real Estate Portfolio

Manning & Napier Variable Annuity

Manning & Napier Insurance Fund,   SteinRoe Variable Investment
      Inc:                             Trust (SRVIT):
  Manning & Napier Small Cap       SteinRoe Money Market Fund
     Portfolio
  Manning & Napier Equity Portfolio
  Manning & Napier Moderate Growth
     Portfolio
  Manning & Napier Growth Portfolio
  Manning & Napier Maximum Horizon
     Portfolio
  Manning & Napier Bond Portfolio

On November 15, 1997, the fund names for Cash Income Fund, Capital Appreciation Fund, Managed Assets Fund, Mortgage Securities Income Fund and Managed Growth Stock Fund were changed to SteinRoe Money Market Fund, SteinRoe Special Venture Fund, SteinRoe Balanced Fund, SteinRoe Mortgage Securities Fund and SteinRoe Growth Stock Fund, respectively. Also on November 15, 1997, the fund names for Colonial-Keyport Growth and Income Fund, Colonial-Keyport Utilities Fund, Colonial-Keyport International Fund for Growth, Colonial-Keyport U.S. Stock Fund, Colonial-Keyport Strategic Income Fund and Newport-Keyport Tiger Fund were changed to Colonial Growth and Income Fund, SteinRoe Global Utilities Fund, Colonial International Fund for Growth, Colonial U.S. Stock Fund, Colonial Strategic Income Fund and Newport Tiger Fund, respectively.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

2.  Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the Variable Account. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Shares of the eligible funds are sold to the Variable Account at the reported net asset values. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on sales of investments are computed on the basis of identified cost of the investments sold.

Annuity reserves are computed for contracts in the income stage according to the 1983a Individual Annuity Mortality Table. The assumed investment rate is either 3.0%, 4.0%, 5.0% or 6.0% unless the annuitant elects otherwise, in which case the rate may vary from 3.0% to 6.0%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Variable Account by the Company.

Amounts due to Keyport Life Insurance Company represent mortality and expense risk charges earned by the Company in 1998 but not transferred to the Company until January 1999.

The net assets retained by the Company represent seed money shares invested in certain sub-accounts required to commence operations. The seed money is stated at market value (shares multiplied by net asset value per share).

The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code. The Company anticipates no tax liability resulting from the operations of the Variable Account. Therefore, no provision for income taxes has been charged against the Variable Account.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

3.  Expenses

Keyport Advisor Variable Annuity
There are no deductions made from purchase payments for sales charges at the time of purchase. In the event of a contract termination, a contingent deferred sales charge, based on a graded table of charges, is deducted. An annual contract maintenance charge of $36 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value. A daily deduction is also made for distribution costs incurred by the Company at an effective annual rate of 0.15% of contract value. For the Contact series Keyport Advisor Employee, the effective annual rate for daily deductions for the assumption of mortality and expense risk is 0.35%; no other charges apply.

Keyport Advisor Vista Variable Annuity
There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for administrative charges incurred by the Company at an effective annual rate of 0.15% of contract value. A daily deduction is also made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value.

Manning & Napier Variable Annuity
There are no deductions from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. An annual contract maintenance charge of $35 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 0.35% of contract value.

4.  Affiliated Company Transactions

Administrative services necessary for the operation of the Variable Account are provided by the Company. The Company has absorbed all organizational expenses including the fees of registering the Variable Account and its contracts for distribution under federal and state securities laws. SteinRoe & Farnham, Inc., an affiliate of the Company, is the investment advisor to the SRVIT. Liberty Advisory Services Corporation (formerly Keyport Advisory Services Corporation), a wholly-owned subsidiary of the Company, is the investment advisor to the LVIT. Colonial Management Associates, Inc., an affiliate of the Company, is the investment sub-advisor to the LVIT. Keyport Financial Services Corp., a wholly-owned subsidiary of the Company, is the principal underwriter for SRVIT and LVIT. The investment advisors' compensation is derived from the mutual funds.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

5.  Unit Values

A summary of the accumulation unit values at December 31, 1998 and 1997 and the accumulation units and dollar value outstanding at December 31, 1998 are as follows:

                            1997        1998
                            UNIT        UNIT
                            VALUE       VALUE       UNITS       DOLLARS
AIM Capital Appreciation-6B
  Keyport Advisor       $    -     $11.091130        861.4364 $      9,554

AIM Growth-6E
  Keyport Advisor            -      11.815758     17,096.6941      202,010

AIM International Equity-6F
  Keyport Advisor            -       9.997160     32,522.8614      325,136

Alger American Growth Portfolio
  Keyport Advisor        12.277190  17.928398  1,103,432.8049   19,782,782
  Employee               12.187513  17.983223      1,914.4441       34,428

Alger American Small Capitalization
    Portfolio
  Keyport Advisor        11.133567  12.685024    650,319.3977    8,249,317
  Employee               11.771178  13.551674        432.3430        5,859

Alliance Global Bond Portfolio
  Keyport Advisor         9.811315  11.041874    915,526.8212   10,109,132
  Employee                   -      11.181656        383.4832        4,288

Alliance Premier Growth Portfolio
  Keyport Advisor        13.462574  19.645990  2,327,577.4645   45,727,564
  Employee               12.945664  19.088868      2,958.3078       56,471

Alliance Growth and Income
  Keyport Advisor            -      10.894009     51,385.6475      559,796

Alliance Real Estate
  Keyport Advisor            -       9.019247     13,211.8612      119,161

MFS Emerging Growth Series
  Keyport Advisor        11.680929  15.454973  1,086,256.0143   16,788,057
  Employee               12.487521  16.694809        619.5099       10,343

MFS Bond Series
  Keyport Advisor            -      10.239799     84,214.6343      862,341

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

5.  Unit Values (continued)

                             1997        1998
                             UNIT        UNIT
                             VALUE       VALUE        UNITS     DOLLARS

MFS Research Series
  Keyport Advisor       $11.834080 $14.399988  1,664,674.5376 $ 23,971,293
  Employee               11.567760  14.223009      3,123.5295       44,426

Manning & Napier Small Cap Portfolio
  Keyport Advisor        12.088643  10.699340        243.1847        2,602

Manning & Napier Growth Portfolio
  Keyport Advisor            -      12.379316     36,883.8781      456,597

Manning & Napier Equity Portfolio
  Keyport Advisor        12.774188  13.198760         37.8007        3,139

SteinRoe Money Market Fund
  Keyport Advisor        13.780309  14.283805  1,742,448.8501   24,888,800
  Employee               12.034296  12.604414      6,213.5562       78,318

SteinRoe Special Venture Fund
  Keyport Advisor        31.085014  25.351276    223,806.7602    5,673,787
  Employee               18.887039  15.564461        391.6231        6,095

SteinRoe Balanced Fund
  Keyport Advisor        24.497018  27.188237  1,446,829.6572   39,336,748
  Employee               16.476867  18.478127        807.1616       14,915

SteinRoe Mortgage Securities Fund
  Keyport Advisor        17.874172  18.825527  1,211,091.8612   22,799,443
  Employee               12.883061  13.710621      1,058.3586       14,511

SteinRoe Growth Stock Fund
  Keyport Advisor        35.538075  44.828835    546,511.6514   24,499,481
  Employee               22.305278  28.430479      3,262.4030       92,752

Colonial Growth and Income Fund
  Keyport Advisor        19.353674  21.211314  2,102,020.4011   44,586,615
  Employee               20.146127  22.310588      1,194.7965       26,657

SteinRoe Global Utilities Fund
  Keyport Advisor        15.358133  17.923199    806,561.9426   14,456,170
  Employee                   -      18.759647        164.3084        3,082

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

5.  Unit Values (continued)

                             1997        1998
                             UNIT        UNIT
                             VALUE       VALUE        UNITS     DOLLARS

Colonial International Fund for Growth
  Keyport Advisor       $ 9.659572 $10.761067  2,761,741.6836 $ 29,719,287
  Employee               10.293313  11.586890      2,057.0416       23,835

Colonial Strategic Income Fund
  Keyport Advisor        13.615795  14.237231  3,092,643.1072   44,030,674
  Employee               14.021213  14.814437        636.8757        9,435

Colonial U.S. Stock Fund
  Keyport Advisor        20.780533  24.622292  2,060,242.3319   50,727,888
  Employee               21.635681  25.903402      1,321.7928       34,239

Colonial High Yield Securities
  Keyport Advisor            -       9.631230    102,633.1246      988,483

Colonial Small Cap Value Fund
  Keyport Advisor            -       8.575210      5,370.6959       46,055

Newport Tiger Fund
  Keyport Advisor         8.525525   7.866774    521,030.1518    4,098,826
  Employee                8.765513   8.172929      4,469.8347       36,532

Liberty All-Star Equity Fund
  Keyport Advisor        10.063176  11.777423  1,394,638.6613   16,425,249
  Employee               10.075780  11.915401      5,807.4774       69,198

                                              26,038,832.7658 $450,011,371

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

6.  Purchases and Sales of Securities

The cost of shares purchased and proceeds from shares sold by the Variable Account during 1998 are shown below:

                                         Purchases              Sales

AIM Capital Appreciation - 6B       $        8,997         $           24

AIM Growth - 6E                            192,343                  6,147

AIM International Equity - 6F              312,571                  1,709

Alger American Growth Portfolio         17,182,815                941,072

Alger American Small Capitalization
    Portfolio                            6,829,586                451,269

Alliance Global Bond Portfolio           9,182,811                543,827

Alliance Premier Growth Portfolio       42,254,206              2,302,476

Alliance Growth and Income                 528,772                 25,596

Alliance Real Estate                       121,919                    347

MFS Emerging Growth Series              14,777,330              1,411,705

MFS Bond Series                            863,244                 10,821

MFS Research Series                     19,677,337              1,642,172

Manning & Napier Small Cap Portfolio         3,009                     18

Manning & Napier Growth Portfolio          485,786                  1,073

Manning & Napier Equity Portfolio            2,711                     23

SteinRoe Money Market Fund              41,383,620             10,152,019

SteinRoe Special Venture Fund           11,879,516              5,284,823

SteinRoe Balanced Fund                  66,781,830             17,269,655

SteinRoe Mortgage Securities Fund       29,604,372              4,154,248

SteinRoe Growth Stock Fund              41,670,295             17,341,072

Colonial Growth and Income Fund         50,228,069              2,430,114

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

6.  Purchases and Sales of Securities (continued)

                                         Purchases              Sales

SteinRoe Global Utilities Fund      $   15,439,356         $      817,592

Colonial International Fund for Growth  30,809,137                598,224

Colonial Strategic Income Fund          51,823,162              1,328,497

Colonial U.S. Stock Fund                56,526,340              2,993,719

Colonial High Yield Securities           1,013,502                 33,691

Colonial Small Cap Value Fund               47,532                  5,635

Newport Tiger Fund                       6,191,798                474,299

Liberty All-Star Equity Fund            15,682,517              1,542,053

                                    $  531,504,483         $   71,763,920

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

7.  Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

8.  Year 2000 (Unaudited)

The Variable Account, like other business organizations and individuals, would be adversely affected if the Company's computer systems and those of its service providers do not properly process and calculate date related information and data from and after January 1, 2000. Many of these systems are not presently Year 2000 compliant. These systems use programs that were designed and developed without considering the impact of the upcoming change in the century. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The Company's business, financial condition and results of operations could be materially and adversely affected by the failure of the Company's systems and applications (and those operated by third parties interfacing with the Company's systems and applications) to properly operate or manage these dates.

In addressing the Year 2000 issue, the Company has completed an inventory of its computer programs and assessed its Year 2000 readiness. The Company's computer programs include internally developed programs, third-party purchased programs and third-party custom developed programs. For programs which were identified as not being Year 2000 ready, the Company has implemented a remedial plan which includes repairing or replacing the programs and appropriate testing for Year 2000. The remediation plan is substantially complete and is currently in the final testing phase. The Company also identified its non-information technology systems with respect to Year 2000 issues. The Company initiated remediation efforts in this area and expects to complete this phase during 1999.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

8.  Year 2000 (Unaudited) (continued)

In addition, the Company has initiated communication with significant financial institutions, distributors, suppliers and others with which it does business to determine the extent to which the Company's systems are vulnerable by the failure of others to remediate their own Year 2000
issues.   The Company has received feedback from such parties and is in the process of independently confirming information received from other parties with respect to their year 2000 issues. The Company is developing, and will continue to develop, contingency plans for dealing with any adverse effects that become likely in the event the Company's remediation plans are not successful or third parties fail to remediate their own Year 2000 issues. The Company expects contingency planning to be substantially complete by June 1999. If necessary modifications and conversions are not made, or are not timely completed, or if the systems of the companies on which the Company's interface system relies are not timely converted, the Year 2000 issues could have a material impact on the financial condition and results of operations of the Company. However, the Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.

                      Report of Independent Auditors



The Board of Directors
Keyport Life Insurance Company


We have audited the consolidated balance sheet of Keyport Life Insurance Company as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





                                            /s/Ernst & Young LLP
Boston, Massachusetts
January 28, 1999

                      KEYPORT LIFE INSURANCE COMPANY

                        CONSOLIDATED BALANCE SHEET
                              (in thousands)

                                                   December 31,
               ASSETS                      1998                 1997

Cash and investments:
  Fixed maturities available for sale
   sale (amortized cost: 1998  -
   $11,174,697; 1997 - $10,981,618)     $11,277,204        $11,246,539
  Equity securities (cost: 1998 -
   $21,836;  1997 - $21,950)                 24,649             40,856
  Mortgage loans                             55,117             60,662
  Policy loans                              578,770            554,681
  Other invested assets                     662,513            440,773
  Cash and cash equivalents                 719,625          1,162,347
     Total cash and investments          13,317,878         13,505,858

Accrued investment income                   160,950            165,035
Deferred policy acquisition costs           340,957            232,039
Value of insurance in force                  66,636             53,298
Income taxes recoverable                     31,909             22,537
Intangible assets                            18,082             18,058
Receivable for investments sold              37,936              1,398
Other assets                                 35,345             14,777
Separate account assets                   1,765,538          1,329,189

     Total assets                       $15,775,231        $15,342,189

   LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
  Policy liabilities                    $12,504,081       $12,086,076
  Deferred income taxes                     143,596           133,003
  Payable for investments purchased
     and loaned                             240,440           722,116
  Other liabilities                          28,312            34,015
  Separate account liabilities            1,723,205         1,263,958
     Total liabilities                   14,639,634        14,239,168

Stockholder's equity:
  Common stock, $1.25 par value;
     authorized 8,000 shares; issued
     and outstanding 2,412 shares             3,015            3,015
  Additional paid-in capital                505,933          505,933
  Retained earnings                         600,396          511,796
  Accumulated other comprehensive income     26,253           82,277
     Total stockholder's equity           1,135,597        1,103,021

     Total liabilities and
         stockholder's equity           $15,775,231      $15,342,189

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                       CONSOLIDATED INCOME STATEMENT
                              (in thousands)

                                         Year ended December 31,
                                  1998            1997            1996

Revenues:
  Net investment income        $ 815,226       $ 847,048      $ 790,365
  Interest credited to
    policyholders               (562,238)       (594,084)      (572,719)
  Investment spread              252,988         252,964        217,646
  Net realized investment
    gains                            785          24,723          5,509
  Fee income:
    Surrender charges             17,487          15,968         14,934
    Separate account fees         20,589          17,124         15,987
    Management fees                4,760           3,261          2,613
  Total fee income                42,836          36,353         33,534

Expenses:
  Policy benefits                 (2,880)         (3,924)        (3,477)
  Operating expenses             (53,544)        (49,941)       (43,815)
  Amortization of deferred
    policy acquisition costs     (69,172)        (75,906)       (60,225)
Amortization of value of
    insurance in force            (8,238)        (10,490)       (10,196)
  Amortization of intangible
    Assets                        (1,256)         (1,128)        (1,130)
Total expenses                  (135,090)       (141,389)      (118,843)

Income before income taxes       161,519         172,651        137,846
Income taxes                     (52,919)        (59,090)       (47,222)

           Net income          $ 108,600       $ 113,561      $  90,624

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

              CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                              (in thousands)

                                                    Accumulated
                             Additional                Other
                     Common   Paid-in     Retained Comprehensive
                     Stock    Capital     Earnings    Income     Total

Balance,
 January 1, 1996      $3,015  $505,933   $307,611    $ 85,772 $  902,331

Comprehensive income
 Net income                              90,624        -        90,624
 Other comprehensive
   income, net of tax
  Net unrealized
   investment losses                       -        (12,173)   (12,173)
Comprehensive income                                              78,451

Balance,
 December 31, 1996     3,015   505,933    398,235      73,599    980,782

Comprehensive income
 Net income                             113,561        -       113,561
 Other comprehensive
   income, net of tax
     Net unrealized
      investment gains                               8,678      8,678
Comprehensive income                                            122,239

Balance,
 December 31, 1997     3,015   505,933    511,796      82,277  1,103,021

Comprehensive income
 Net income                             108,600        -       108,600
 Other comprehensive
   income, net of tax
     Net unrealized
      investment losses                    -        (56,024)   (56,024)
Comprehensive income                                              52,576

Dividends paid                          (20,000)       -       (20,000)

Balance,
 December 31, 1998    $3,015   $505,933  $600,396    $ 26,253 $1,135,597

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                   CONSOLIDATED STATEMENT OF CASH FLOWS
                              (in thousands)

                                         Year ended December 31
                                     1998          1997         1996
Cash flows from operating
 activities:
  Net income                     $   108,600   $   113,561   $    90,624
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
     Interest credited to
       policyholders                 562,238       594,084       572,719
     Net realized investment
       gains                            (785)      (24,723)       (5,509)
     Amortization of value of
       insurance in force and
       intangible assets               9,494        11,618        11,326
     Net amortization on
       investments                    75,418        29,862       (29,088)
     Change in deferred policy
       acquisition costs             (33,687)      (10,252)      (24,403)
     Change in current and
       deferred income taxes           1,112        71,919         7,263
     Net change in other assets
       and liabilities               (53,786)        7,959       (41,012)
         Net cash provided by
           operating activities      668,604       794,028       581,920

Cash flows from investing
 activities:
  Investments purchased -
    available for sale            (6,789,048)   (4,548,374)   (4,365,399)
  Investments sold -
    available for sale             5,405,955     2,563,465     1,714,023
  Investments matured -
    available for sale             1,273,478     1,531,693     1,387,664
  Increase in policy loans           (24,089)      (21,888)      (34,467)
  Decrease in mortgage loans           5,545         6,343         7,500
  Other invested assets sold
    (purchased), net                  21,395       (48,921)     (130,087)
  Purchases of property and
    Equipment, net                    (4,953)       (6,213)       (1,622)
  Value of business acquired,
    net of cash                       (3,999)         -          (30,865)
       Net cash used in
         investing activities       (115,716)     (523,895)   (1,453,253)

Cash flows from financing
 activities:
  Withdrawals from policyholder
    accounts                      (1,690,035)   (1,320,837)   (1,154,087)
  Deposits to policyholder
    accounts                       1,224,991       950,472     2,134,504
  Dividends paid                     (20,000)         -             -
  Securities lending                (510,566)      495,194      (119,083)
       Net cash (used in) provided
         by financing activities    (995,610)      124,829       861,334

Change in cash and
  cash equivalents                  (442,722)      394,962        (9,999)
Cash and cash equivalents
  at beginning of year             1,162,347       767,385       777,384

Cash and cash equivalents at
  end of year                    $   719,625   $ 1,162,347   $   767,385

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                Notes to Consolidated Financial Statements

                             December 31, 1998

1.  Accounting Policies

Organization

Keyport Life Insurance Company offers a diversified line of fixed, indexed, and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents, and security dealers throughout the United States.

The   Company   is  a  wholly  owned  subsidiary  of  Stein  Roe   Services
Incorporated ("Stein Roe"). Stein Roe is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial") which is a majority owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation

The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity
Company ("Independence Life"), Keyport Benefit Life Insurance Company ("Keyport Benefit"), Liberty Advisory Services Corp., and Keyport Financial Services Corp., (collectively the "Company").

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of insurance in force) are reported as a separate component of accumulated other comprehensive income. The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of deferred policy acquisition costs and value of insurance in force.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

For the mortgage backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustment is included in investment income.

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest. Partnerships are accounted for by using the equity method of accounting. Partnership investments totaled $126.8 million and $117.3 million at December 31, 1998 and 1997, respectively.

Derivatives

The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options and futures on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

The Company utilizes interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders.

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional balance) to hedge against rising interest rates.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest rate or price risk, designates the instruments as hedges, and assesses whether the instruments reduce the indicated risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period. From time to time, interest rate swap agreements, cap agreements and call options are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Conversely, if the terminated position was not accounted for as a hedge, or if the assets and liabilities that were hedged no longer exist, the position is "marked to market" and realized gains or losses are immediately recognized in income.

The net differential to be paid or received on interest rate swap agreements is recognized as a component of net investment income. Premiums paid for interest rate cap agreements are deferred and amortized to net investment income on a straight-line basis over the terms of the agreements. The unamortized premium is included in other invested assets. Amounts earned on interest rate cap agreements are recorded as an adjustment to net investment income. Interest rate swap agreements and cap agreements hedging investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses, net of tax, included in accumulated other comprehensive income.

Premiums paid on call options are amortized into net investment income over the terms of the contracts. The call options are included in other invested assets and are carried at amortized cost plus intrinsic value, if any, of the call options as of the valuation date. Changes in intrinsic value of the call options are recorded as an adjustment to interest credited to policyholders. Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Futures that do not qualify as hedges are carried at fair value; changes in value are immediately recognized in income.

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

Deferred Policy Acquisition Costs

Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business. Such costs include commissions, costs of policy issuance, underwriting, and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread, and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Deferred policy acquisition costs were decreased by $56.0 million and $126.9 million at December 31, 1998 and 1997, respectively, relating to this adjustment.

Value of Insurance in Force

Value of insurance in force represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding 10 years for annuities and 25 years for life insurance. Interest is accrued on the unamortized balance at the contract rate of 5.25%, 5.34% and 5.30% for the years ended December 31, 1998, 1997 and 1996, respectively.

The value of insurance in force is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Value of insurance in force was decreased by $10.3 million and $31.8 million at December 31, 1998 and 1997, respectively, relating to this adjustment.

Estimated net amortization expense of the value of insurance in force as of December 31, 1998 is as follows (in thousands): 1999 - $11,013; 2000 -
$10,043;  2001  -  $8,823; 2002 - $7,803; 2003 - $6,975  and  thereafter  -
$32,252.

Intangible Assets

Intangible assets consist of goodwill arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis ranging from ten to twenty-five years.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuity and variable life policies are segregated in separate accounts. Separate account assets, which are carried at fair value, consist principally of investments in mutual funds. Investment income and changes in asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts.

As of December 31, 1998 and 1997, the Company also classified $42.3 million and $65.2 million, respectively, of fixed maturities and investments in certain mutual funds sponsored by affiliates of the Company as separate account assets.

Policy Liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and are calculated as if the companies filed their own income tax returns.

Effective July 18, 1997, due to changes in ownership of Liberty Financial, the Company is no longer included in the consolidated federal income tax return of Liberty Mutual. The Company will be eligible to file a consolidated federal income tax return with Liberty Financial in 2002. Independence Life, which until July 18, 1997, was required under federal tax law to file its own federal income tax return, may join with Keyport in a consolidated income tax return filing. Keyport Benefit may also join with Keyport in a consolidated income tax filing. Liberty Advisory
Services Corporation and Keyport Financial Services Corp. must file separate federal tax returns.

Cash Equivalents

Short-term investments having an original maturity of three months or less are classified as cash equivalents.

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

1.  Accounting Policies (continued)

Recent Accounting Changes

As of January 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income or stockholder's equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholder's equity, to be included in accumulated other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. SFAS 131 requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments. The adoption of SFAS 131 did not have any effect on the Company's financial statements as management of the Company considers its operations to be one segment.

Recent Accounting Pronouncement

In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. SFAS 133 standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999. Earlier adoption is permitted. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change. The Company has not completed its analysis and evaluation of the requirements and the impact of this statement.

                      KEYPORT LIFE INSURANCE COMPANY

2.  Acquisitions

On January 2, 1998, the Company acquired the common stock of American Benefit Life Insurance Company, renamed Keyport Benefit Life Insurance Company on March 31, 1998, a New York insurance company, for $7.4 million. The acquisition was accounted for as a purchase and, accordingly, operating results are included in the consolidated financial statements from the date of acquisition. In connection with the acquisition, the Company acquired assets with a fair value of $9.4 million and assumed liabilities of $3.2 million. Subsequent to the acquisition, the Company made a capital contribution to Keyport Benefit in the amount of $7.5 million.

In August 1996, the Company entered into a 100 percent coinsurance agreement for a $954.0 million block of single premium deferred annuities issued by Fidelity & Guaranty Life Insurance Company ("F&G Life"). Under this transaction, the investment risk of the annuity policies was transferred to Keyport. However, F&G Life will continue to administer the policies and will remain contractually liable for the performance of all policy obligations. This transaction increased investments by $923.1 million and value of insurance in force by $30.9 million.

                      KEYPORT LIFE INSURANCE COMPANY

3.  Investments

Fixed Maturities

As of December 31, 1998 and 1997, the Company did not hold any investments in fixed maturities that were classified as held to maturity or trading securities. The amortized cost, gross unrealized gains and losses, and fair value of fixed maturity securities are as follows (in thousands):

                                       Gross         Gross
                        Amortized    Unrealized    Unrealized
December 31, 1998         Cost          Gains        Losses     Fair Value

 U.S. Treasury
  securities           $    90,818  $     3,039  $     (192)  $    93,665
 Mortgage backed
  securities of U.S.
  government
  corporations and
  agencies                 940,075       28,404      (2,894)      965,585
 Debt securities
  issued by foreign
  governments              251,088        9,422     (16,224)      244,286
 Corporate securities    5,396,278      185,132    (156,327)    5,425,083
 Other mortgage
  backed securities      2,286,585       65,158     (19,546)    2,332,197
 Asset backed securities 1,941,966       25,955     (16,521)    1,951,400
 Senior secured loans      267,887        1,079      (3,978)      264,988

  Total fixed
    maturities         $11,174,697  $   318,189  $ (215,682)  $11,277,204

                                       Gross        Gross
                       Amortized    Unrealized    Unrealized
December 31, 1997        Cost          Gains        Losses     Fair Value

 U.S. Treasury
  Securities           $   128,580  $     1,107  $      (40)  $   129,647
 Mortgage backed
  securities of
  U.S. government
  corporations and
  agencies               1,089,809       49,536      (1,602)    1,137,743
 Debt securities
  issued by foreign
  governments              272,559       12,694      (4,966)      280,287
 Corporate securities    4,744,208      189,387     (83,562)    4,850,033
 Other mortgage
  backed securities      2,325,889       81,886      (2,579)    2,405,196
 Asset backed securities 2,200,689       26,178      (3,118)    2,223,749
 Senior secured loans      219,884         -            -         219,884

  Total fixed
   maturities          $10,981,618  $   360,788  $  (95,867)  $11,246,539

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

At December 31, 1998 and 1997, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $7.8 million and $27.4 million, and gross unrealized losses aggregated $3.6 million and $6.9 million, respectively.

Net unrealized investment gains (losses) on securities included in other comprehensive income in 1998, 1997 and 1996 include: gross unrealized gains (losses) on securities of $(182.2) million, $73.7 million and $(64.4) million, respectively; reclassification adjustments for realized investment (gains) losses in net income of $3.5 million, $(31.2) million and $(7.2) million, respectively; and adjustments to deferred policy acquisition costs and value of insurance in force of $92.5 million, $(29.1) million and $54.2 million, respectively. The above amounts are shown before income tax expense (benefit) of $(30.2) million, $4.7 million and $(5.2) million, respectively.

Deferred tax liabilities for the Company's net unrealized investment gains and losses, net of adjustment to deferred policy acquisition costs and value of insurance in force, were $14.1 million and $44.3 million at December 31, 1998 and 1997, respectively.

No  investment in any person or its affiliates (other than bonds issued  by
agencies  of  the  United  States  government)  exceeded  ten  percent   of
stockholder's equity at December 31, 1998.

At  December 31, 1998, the Company did not have a material concentration of
financial   instruments  in  a  single  investee,  industry  or  geographic location.

At December 31, 1998, $1.1 billion of fixed maturities were below investment grade.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 1998 are as follows (in thousands):

                                             Amortized         Fair
December 31, 1998                               Cost           Value

  Due in one year or less                    $   334,901    $   335,179
  Due after one year through five years        2,998,421      3,005,087
  Due after five years through ten years       1,638,535      1,656,238
  Due after ten years                          1,034,214      1,031,518
                                               6,006,071      6,028,022
  Mortgage and asset backed securities         5,168,626      5,249,182
                                             $11,174,697    $11,277,204

Actual maturities may differ because borrowers may have the right to call or prepay obligations.

                      KEYPORT LIFE INSURANCE COMPANY

3. Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):

Year Ended December 31,              1998           1997          1996

Fixed maturities               $   810,521    $   811,688   $   737,372
Mortgage loans and other
    invested assets                 18,238         27,833        11,422
Policy loans                        33,251         32,224        30,188
Equity securities                    4,369          5,443         4,494
Cash and cash equivalents           38,269         34,449        36,138
    Gross investment income        904,648        911,637       819,614
Investment expenses                (17,342)       (15,311)      (12,708)
Amortization of options and
    interest rate caps             (72,080)       (49,278)      (16,541)
     Net investment income     $   815,226    $   847,048   $   790,365

As of December 31, 1998, the carrying value of fixed maturity investments that was non-income producing was $30.0 million.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

Year Ended December 31,                    1998        1997       1996

Fixed maturities available for sale:
 Gross gains                            $  72,119  $  42,464  $   24,304
 Gross losses                             (59,730)   (19,146)    (17,814)
 Other than temporary declines in value   (28,322)      -            -

Equity securities                          14,754        (51)      1,492
Investments in separate accounts               93      7,912        (576)
Interest rate caps                         (2,397)      -            -
Other                                        -          -           (208)
Gross realized investment (losses) gains   (3,483)    31,179       7,198

Amortization adjustments of deferred
  policy acquisition costs and value
  of insurance inforce                      4,268     (6,456)     (1,689)

Net realized investment gains           $     785  $  24,723  $    5,509

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

Proceeds from sales of fixed maturities available for sale were $5.4 billion, $2.6 billion and $1.7 billion, for the years ended December 31, 1998, 1997 and 1996, respectively.

4. Derivatives

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

                                          Assets (Liabilities)
                                  Carrying     Fair   Carrying   Fair
                Notional Amounts    Value     Value     Value    Value
December 31    1998        1997     1998       1998      1997     1997

Interest
 rate swaps $2,369,000 $2,575,000 $(71,163) $(71,163) $(42,123) $(42,123)
Interest
 rate cap
 agreements    250,000    250,000     -          -         102       102
S&P 500
 Index call
 Options          -          -     535,628   607,022   323,343   345,294
S&P 500  Index
 Futures          -          -        (604)     (604)      752       752

The interest rate swap agreements expire in 1999 through 2005. The interest rate cap agreements expire in 1999 through 2000. The call options' and futures' maturities range from 1999 to 2002.

The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest credited to policyholders. Cap agreements are used to hedge against rising interest rates. Call options and futures contracts are used for purposes of hedging the Company's equity-indexed products. At December 31, 1998 and 1997, the Company had approximately $156.4 million and $155.0 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options and futures contracts are based on quoted market prices.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

                      KEYPORT LIFE INSURANCE COMPANY

5.  Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

                             Year Ended December 31,
                       1998             1997              1996

Current            $  12,150         $ (48,477)         $  52,369
Deferred              40,769           107,567             (5,147)
                   $  52,919         $  59,090          $  47,222

A reconciliation of income tax expense with the expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in thousands):

                                          Year Ended December 31,
                                       1998         1997         1996

Expected income tax expense         $  56,532   $  60,427     $  48,246
Increase (decrease) in income
  taxes resulting from:
    Nontaxable investment income       (2,152)     (1,416)       (1,216)
    Amortization of goodwill              440         396           396
    Other, net                         (1,901)       (317)         (204)
Income tax expense                  $  52,919   $  59,090     $  47,222

                      KEYPORT LIFE INSURANCE COMPANY

5.  Income Taxes (continued)

The components of deferred federal income taxes are as follows (in thousands):

                                                  December 31,
                                           1998                  1997

Deferred tax assets:
  Policy liabilities                   $   107,433           $   124,250
  Guaranty fund expense                      2,115                 2,795
  Net operating loss carryforwards           1,780                 2,111
  Deferred fees                              4,379                   -
  Other                                      1,318                 1,205
    Total deferred tax assets              117,025               130,361

Deferred tax liabilities:
  Deferred policy acquisition costs        (92,533)              (56,331)
  Value of insurance in force and
    intangible assets                      (23,322)              (18,022)
  Excess of book over tax basis of
    Investments                           (135,364)             (178,697)
  Separate account asset                      (478)                 (645)
  Deferred loss on interest rate swaps        (805)               (1,792)
  Other                                     (8,119)               (7,877)
    Total deferred tax liabilities        (260,621)             (263,364)
      Net deferred tax liability       $  (143,596)          $  (133,003)

As of December 31, 1998, the Company had approximately $5.1 million of purchased net operating loss carryforwards (relating to the acquisition of Independence Life). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to use against future profits of Independence Life. The Company believes that it is more likely than not that it will realize the benefit of its deferred tax assets.

Income taxes paid were $21.5 million in 1998 and $46.9 million in 1996, while income taxes refunded were $8.0 million in 1997.

                      KEYPORT LIFE INSURANCE COMPANY

6.  Retirement Plans

Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment, and the employee's estimated social security retirement benefit. The Company also has an unfunded non-qualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan, (the "Plans"), to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist principally of investments in certain mutual funds sponsored by an affiliated company.

The following table sets forth the Plans' funded status (in thousands).

                                                    December 31,
                                                   1998         1997
Change in benefit obligation
  Benefit obligation at beginning of year         $ 12,594     $ 10,559
  Service cost                                         921          804
  Interest cost                                        960          829
  Actuarial loss                                     1,101          606
  Benefits paid                                       (294)        (204)
  Benefit obligation at end of year                 15,282       12,594

Change in plan assets
  Fair value of plan assets at beginning of year     7,801        6,399
  Actual return on plan assets                         593          901
  Employer contribution                                290          705
  Benefits paid                                       (294)        (204)
  Fair value of plan assets as end of year           8,390        7,801

Projected benefit obligation in excess of the
     Plans' assets                                   6,892        4,793
Unrecognized net actuarial loss                     (2,814)      (1,727)
Prior service cost not yet recognized in net
     periodic pension cost                            (138)        (160)
Accrued pension cost                              $  3,940     $  2,906

                      KEYPORT LIFE INSURANCE COMPANY

6.  Retirement Plans (continued)

The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:

                                          Year Ended December 31,
                                       1998         1997          1996

Pension cost includes the
     following components:
Service cost benefits earned
     during the period              $    921     $    804     $    717
Interest cost on projected
     benefit obligation                  960          829          725
Expected return on Plan assets          (610)        (525)        (468)
Net amortization and deferred
     amounts                              53           23           93
Total net periodic pension cost     $  1,324     $  1,131     $  1,067

The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:


Discount rate                                   6.75%     7.25%    7.50%
Rate of increase in compensation level          4.75%     5.00%    5.25%
Expected long-term rate of return on assets     9.00%     8.50%    8.50%

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. For each of the years ended December 31, 1998, 1997 and 1996, expenses related to these defined contribution plans totaled (in thousands) $853, $702 and $590, respectively.

7.  Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company, and accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

                      KEYPORT LIFE INSURANCE COMPANY

7.  Fair Value of Financial Instruments (continued)

Fixed maturities and equity securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans are determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans:  The carrying value of policy loans approximates fair value.

Other invested assets: With the exception of call options, the carrying value for assets classified as other invested assets in the accompanying balance sheets approximates their fair value. Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

                             December 31,           December 31,
                                 1998                   1997
                        Carrying       Fair       Carrying     Fair
                         Value        Value        Value       Value
Assets:
  Fixed maturity
     securities       $11,277,204  $11,277,204  $11,246,539 $11,246,539
  Equity securities        24,649       24,649       40,856      40,856
  Mortgage loans           55,117       56,640       60,662      63,007
  Policy loans            578,770      578,770      554,681     554,681
  Other invested
     Assets               662,513      730,394      440,773     462,724
  Cash and cash
     Equivalents          719,625      719,625    1,162,347   1,162,347

Liabilities:
  Policy liabilities   12,504,081   11,647,558   12,086,076  11,366,534

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

8. Quarterly Financial Data (unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands):

                                             1998 Quarters
                           March 31   June 30  September 30  December 31

Investment income         $ 206,075  $ 200,955   $ 201,158    $ 207,038
Interest credited to
   policyholders           (142,136)  (140,198)   (143,271)    (136,633)
Investment spread            63,939     60,757      57,887       70,405
Net realized investment
    gains (losses)              818     (2,483)      4,112       (1,662)
Fee income                    9,877     12,400      10,505       10,054
Pretax income                37,870     36,627      44,344       42,678
Net income                   26,049     24,092      29,779       28,680

                                            1997 Quarters
                           March 31   June 30  September 30  December 31

Investment income         $ 206,515  $ 210,655   $ 210,365    $ 219,513
Interest credited to
   Policyholders           (147,313)  (147,224)   (150,875)    (148,672)
Investment spread            59,202     63,431      59,490       70,841
Net realized investment
   gains                     12,796      2,669       4,951        4,307
Fee income                    8,252      8,578       9,841        9,682
Pretax income                47,423     39,914      39,876       45,438
Net income                   31,538     26,095      26,377       29,551

9.  Statutory Information

The Company is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and statutory net income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. The Company's statutory surplus and net income are as follows (in thousands):

                                      Year Ended December 31,
                             1998              1997               1996

Statutory surplus         $  790,935        $  702,610        $  567,735
Statutory net income          95,422           107,130            40,237

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

10.  Transactions with Affiliated Companies

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 1998, 1997 and 1996. These reimbursements included corporate, general, and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7.1 million for the year ended December 31, 1998 and $7.8 million for the years ended December 31, 1997 and 1996. In addition, certain affiliated companies distribute the Company's products and were paid $8.6 million, $7.2 million and $6.4 million by the Company for the years ended December 31, 1998, 1997, and 1996, respectively.

Keyport had mortgage notes in the original principal amount of $100.0 million on properties owned by certain indirect subsidiaries of Liberty Mutual. The notes were purchased for their face value. Liberty Mutual had agreed to provide credit support to the obligors under these notes with respect to certain payments of principal and interest thereon. As of December 31, 1998 and 1997, the amounts outstanding were $39.5 million. In January 1999, Liberty Mutual retired the mortgage notes with a payment of $39.7 million for all outstanding principal and interest.

Dividend payments to Liberty Financial from the Company are governed by insurance laws that restrict the maximum amount of dividends that may be paid without prior approval of the State of Rhode Island Insurance
Department. As of December 31, 1998, the maximum amount of dividends (based on statutory surplus and statutory net gains from operations) which may be paid by Keyport was approximately $59.1 million without such approval.

11. Commitments and Contingencies

Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2008. Rental expense (in thousands) amounted to $4,721, $3,408 and $3,213 for the years ended December 31, 1998, 1997 and 1996, respectively. For each of the next five years, and in the aggregate, as of December 31, 1998, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in thousands):

                            Year            Payments

                            1999          $    5,354
                            2000               5,311
                            2001               4,487
                            2002               4,342
                            2003               4,351
                            Thereafter        16,752

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies (continued)

Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1998, 1997 and 1996, the Company was assessed $3.2 million, $5.9 million, and $10.0 million, respectively. During 1998, 1997 and 1996, the Company recorded $1.2 million, $1.0 million, and $1.0 million, respectively, of provisions for state guaranty fund association expense. At December 31, 1998 and 1997, the reserve for such assessments was $6.0 million and $8.0 million, respectively.

12. Year 2000 (Unaudited)

The Company relies significantly on computer systems and applications in its operations. Many of these systems are not presently Year 2000 compliant. These systems use programs that were designed and developed without considering the impact of the upcoming change in the century. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The Company's business, financial condition and results of operations could be materially and adversely affected by the failure of the Company's systems and applications (and those operated by third parties interfacing with the Company's systems and applications) to properly operate or manage these dates.

In addressing the Year 2000 issue, the Company has completed an inventory of its computer programs and assessed its Year 2000 readiness. The Company's computer programs include internally developed programs, third-party purchased programs and third-party custom developed programs. For programs which were identified as not being Year 2000 ready, the Company has implemented a remedial plan which includes repairing or replacing the programs and appropriate testing for Year 2000. The remediation plan is substantially complete and is currently in the final testing phase. The Company also identified its non-information technology systems with respect to Year 2000 issues. The Company initiated remediation efforts in this area and expects to complete this phase during 1999.

In addition, the Company has initiated communication with significant financial institutions, distributors, suppliers and others with which it does business to determine the extent to which the Company's systems are vulnerable by the failure of others to remediate their own Year 2000 issues. The Company has received feedback from such parties and is in the process of independently confirming information received from other parties with respect to their year 2000 issues.

                      KEYPORT LIFE INSURANCE COMPANY

12. Year 2000 (Unaudited) (continued)


The Company is developing, and will continue to develop, contingency plans for dealing with any adverse effects that become likely in the event the Company's remediation plans are not successful or third parties fail to remediate their own Year 2000 issues. The Company expects contingency planning to be substantially complete by June 1999. If necessary modifications and conversions are not made, or are not timely completed, or if the systems of the companies on which the Company's interface system relies are not timely converted, the Year 2000 issues could have a material impact on the financial condition and results of operations of the Company. However, the Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.

                                  PART C

Item 24. Financial Statements and Exhibits


     (a)  Financial Statements:
           Included in Part B:
           Variable Account A:
             Statement of Assets and Liabilities - December 31, 1998
              Statement of Operations and Changes in Net Assets for the years ended December 31, 1998 and 1997
             Notes to Financial Statements
           Keyport Life Insurance Company:
             Consolidated Balance Sheet - December 31, 1998 and 1997 Consolidated Income Statement for the years ended December 31,
                1998, 1997 and 1996
             Consolidated Statement of Stockholder's Equity for the years ended December 31, 1998, 1997 and 1996
             Consolidated Statement of Cash Flows for the years ended
                December 31, 1998, 1997 and 1996
             Notes to Consolidated Financial Statements


      (b)  Exhibits:

    *     (1)  Resolution of the Board of Directors establishing Variable
               Account A

          (2)  Not applicable

    *     (3a) Principal Underwriter's Agreement

    *     (3b) Specimen Agreement between Principal Underwriter and Dealer

    *     (4a) Form of Group Variable Annuity Contract of Keyport Life
               Insurance Company

    *     (4b) Form of Variable Annuity Certificate of Keyport Life
               Insurance Company

    *     (4c) Form of Tax-Sheltered Annuity Endorsement

    *     (4d) Form of Individual Retirement Annuity Endorsement

    *     (4e) Form of Corporate/Keogh 401(a) Plan Endorsement

    ***   (4f) Specimen Group Variable Annuity Contract of Keyport Life
               Insurance Company

    ***   (4g) Specimen Variable Annuity Certificate of Keyport Life
               Insurance Company

    ****  (4h) Form of Individual Variable Annuity Contract of Keyport
               Life Insurance Company

    ****  (4i) Specimen Individual Variable Annuity Contract of Keyport
               Life Insurance Company

    ****  (4j) Specimen Group Exchange Program Endorsement

    ****  (4k) Specimen Individual Exchange Program Endorsement

    ##    (4l) Specimen Optional Enhanced Death Benefit Rider

    ##    (4m) Specimen Optional Minimum Income Benefit Rider

    *     (5a) Form of Application for a Group Variable Annuity Contract

    *     (5b) Form of Application for a Group Variable Annuity Certificate

    *     (6a) Articles of Incorporation of Keyport Life Insurance Company

    *     (6b) By-Laws of Keyport Life Insurance Company

          (7)  Not applicable

    **    (8a) Form of Participation Agreement

    ##    (8b) Participation Agreement Among Alliance Variable Products
                 Series  Fund,  Inc.,  Alliance  Fund  Distributors,  Inc.,
Alliance
               Capital Management L.P., and Keyport Life Insurance Company

    ++++  (8c) Participation Agreement By and Among AIM Variable Insurance
               Funds, Inc., Keyport Life Insurance Company, on Behalf of Itself and its Separate Accounts, and Keyport Financial Services Corp.

    ##    (8d) Participation Agreement Among Templeton Variable Products
               Series Fund, Franklin Templeton Distributors, Inc. and Keyport Life Insurance Company

    ++    (8e) Amended and Restated Participation Agreement By and Among
                 Keyport   Variable  Investment  Trust,  Keyport  Financial
Services
               Corp., Keyport Life Insurance Company and Liberty Life Assurance Company of Boston

    ++++  (8f) Amended and Restated Participation Agreement By and Among
               SteinRoe Variable Investment Trust, Keyport Financial Services Corp., Keyport Life Insurance Company and Liberty Life Assurance Company of Boston

          (8g) Form of Participation Agreement between Mitchell Hutchins Series Trust and Keyport Life Insurance Company on Behalf of Itself and its Separate Account

          (9)  Opinion and Consent of Counsel

          (10) Consent of Independent Auditors

          (11) Not applicable

          (12) Not applicable

    ###   (13) Schedule for Computations of Performance Quotations

    +     (15) Chart of Affiliations

    +++   (16) Powers of Attorney

    #     (27) Financial Data Schedule

*    Incorporated  by reference to Registration Statement  (File  No.  333-
     1043)
     filed on or about February 16, 1996.

** Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement (File No. 333-1043) filed on or about August 22,
     1996.

*** Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement (File No. 333-1043) filed on or about October 18, 1996.

**** Incorporated by reference to Post-Effective Amendment No. 5 to the
     Registration Statement (File No. 333-1043) filed on or about July 30,
     1997.

+ Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (File No. 333-1043) filed on or about February 6, 1998.

++ Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 of Variable Account J of Liberty Life Assurance Company of Boston (Files No. 333-29811; 811-08269) filed on or about July 17, 1997.

+++ Incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement (File No. 333-1043) filed on or about April 24, 1998.

++++ Incorporated by reference to Post-Effective Amendment No. 12 to the
     Registration Statement (File No. 333-1043) filed on or about May
     8, 1998.


# Incorporated by reference to Post-Effective Amendment No. 19 to the Registration Statement (File No. 333-1043) filed on or about
     April 28, 1999.

## Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement (File No. 333-75729) filed on or about June 16, 1999.

###  To be filed by amendment.


Item 25. Directors and Officers of the Depositor.

Name and Principal                       Positions and Offices
Business Address*                        with Depositor

Kenneth R. Leibler, President            Director and Chairman of the Board
Liberty Financial Companies Inc.
Federal Reserve Plaza, 24th Floor
600 Atlantic Avenue
Boston, MA  02110

Frederick Lippitt                        Director
The Providence Plan
740 Hospital Trust Building
15 Westminster Street
Providence, RI 02903

Mr. Robert C. Nyman                      Director
12 Cooke Street
Providence, RI 02906-2006


Philip K. Polkinghorn                    Director and President

Paul H. LeFevre, Jr.                     Chief Operating Officer


Bernard R. Beckerlegge                   Senior Vice President and General
                                         Counsel

Bernhard M. Koch                         Senior Vice President and Chief
                                         Financial Officer

Stewart R. Morrison                      Senior Vice President and Chief
                                         Investment Officer

Francis E. Reinhart                      Senior Vice President and Chief
                                         Information Officer

Mark R. Tully                            Senior Vice President and Chief
                                         Sales Officer

Garth A. Bernard                         Vice President

Daniel C. Bryant                         Vice President and Assistant
                                         Secretary

Clifford O. Calderwood                   Vice President

James P. Greaton                         Vice President and Corporate
                                         Actuary

Jacob M. Herschler                       Vice President

Kenneth M. Hughes                        Vice President

James J. Klopper                         Vice President and Secretary

Leslie J. Laputz                         Vice President

Jeffrey J. Lobo                          Vice President - Risk Management

Suzanne E. Lyons                         Vice President - Human Resources

Jeffery J. Whitehead                     Vice President and Treasurer

Ellen L. Wike                            Vice President

Daniel T. H. Yin                         Vice President

Nancy C. Atherton                        Assistant Vice President

John G. Bonvouloir                       Assistant Vice President &
                                         Assistant Treasurer

Reese R. Boyd, III                       Assistant Vice President

Judith A. Brookins                       Assistant Vice President

Paul R. Coady                            Assistant Vice President

Stephen Cross                            Assistant Vice President and
                                         Assistant Controller

Alan R. Downey                           Assistant Vice President

Kenneth M. LeClair                       Assistant Vice President

Gregory L. Lapsley                       Assistant Vice President

Scott E. Morin                           Assistant Vice President and
                                         Controller

Michael J. Mulkern                       Assistant Vice President

Sean P. O'Brien                          Assistant Vice President

Robert J. Scheinerman                    Assistant Vice President

Teresa M. Shumila                        Assistant Vice President

Daniel T. Smyth                          Assistant Vice President

Donald A. Truman                         Assistant Vice President and
                                         Assistant Secretary

Frederick Lippitt                        Assistant Secretary

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

      The Depositor controls the Registrant, KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II, under the provisions of Rhode Island law governing the establishment of these separate accounts of the Company.

      The Depositor controls Keyport Financial Services Corp. (KFSC), a Massachusetts corporation functioning as a broker/dealer of securities, through 100% stock ownership. KFSC files separate financial statements.

       The Depositor controls Liberty Advisory Services Corp. (LASC) (formerly known as Keyport Advisory Services Corp.), a Massachusetts corporation functioning as an investment adviser, through 100% stock ownership. LASC files separate financial statements.

       The Depositor controls Independence Life and Annuity Company ("Independence Life")(formerly Keyport America Life Insurance Company), a Rhode Island corporation functioning as a life insurance company, through 100% stock ownership. Independence Life files separate financial statements.

      The  Depositor  controls  American  Benefit  Life  Insurance  Company
("American Benefit"), a New York corporation functioning as a life insurance company, through 100% stock ownership. American Benefit files separate financial statements.

      The chart for the affiliations of the Depositor is incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement (File No. 333-1043) filed on or about February 6, 1998.

Item 27. Number of Contract Owners.

     None.

Item 28. Indemnification.

      Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies issued by ICI Mutual Insurance Company, Federal Insurance Company, Firemen's Fund Insurance Company, CNA and Lumberman's Mutual Casualty Company. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

      Keyport Financial Services Corp. is also principal underwriter of the SteinRoe Variable Investment Trust and Liberty Variable Investment Trust, which offer eligible funds for variable annuity and variable life insurance contracts.

The directors and officers are:

Name and Principal                  Position and Offices
Business Address*                   with Underwriter

Jacob M. Herschler                  Director

Paul T. Holman                      Director and Assistant Clerk

James J. Klopper                    Director, President and Clerk

Daniel C. Bryant                    Vice President

Rogelio P. Japlit                   Treasurer

Donald A. Truman                    Assistant Clerk

*125 High Street, Boston, Massachusetts 02110.

Item 30. Location of Accounts and Records.

     Keyport Life Insurance Company, 125 High Street, Boston, Massachusetts
02110.

Item 31. Management Services.

     Not applicable.

Item 32. Undertakings.

      (a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

      (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
(2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

      (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representation

      Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this registration statement.

                                SIGNATURES

                                SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Boston and Commonwealth of Massachusetts, on this 16th day of June, l999.

                                       Variable Account A
                                          (Registrant)


                               BY:  Keyport Life Insurance Company
                                          (Depositor)


                               BY:  /s/ Philip K.Polkinghorn
                                     Philip K. Polkinghorn
                                     President

     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ Kenneth R. Leibler*               /s/ Philip K. Polkinghorn   6/16/99_
Kenneth R. Leibler                    Philip K. Polkinghorn         Date
Director and Chairman of the Board    President
                                      (Principal Executive Officer)


/s/ Frederick Lippitt*                /s/ Bernhard M. Koch*
Frederick Lippitt                     Bernhard M. Koch
Director                              Senior Vice President
                                      (Chief Financial Officer)


/s/ Robert C. Nyman*
Robert C. Nyman
Director


/s/ Philip K. Polkinghorn
Philip K. Polkinghorn
Director


*BY:  /s/ James J. Klopper            June 16, 1999
     James J. Klopper                     Date
     Attorney-in-Fact



* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and and incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement (File Nos. 333-1043; 811-7543) filed on or about April 24, 1998.

                               EXHIBIT INDEX


Item                                                                Page

(8g) Form of Participation Agreement Between Mitchell Hutchins
     Series Trust and Keyport Life Insurance Company on Behalf of
     Itself and its Separate Account

(9)  Opinion and Consent of Counsel

(10) Consent of Independent Auditors